     As filed with the Securities and Exchange Commission on May 24, 2002
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   Form S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                          ISLE OF CAPRI CASINOS, INC.
            (Exact name of registrant as specified in its charter)

                               ----------------

           Delaware                 41-1659606
(State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.)

                               ----------------

               1641 Popps Ferry Road, Biloxi, Mississippi 39532
                                (228) 396-7000
  (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                               Allan B. Solomon
            Executive Vice President, Secretary and General Counsel
                   2200 Corporate Boulevard, N.W., Suite 310
                           Boca Raton, Florida 33431
                         Telephone No.: (561) 995-6660
                         Facsimile No.: (561) 995-6665
 (Name, address, including zip code and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:

    Paul W. Theiss, Esq.       Jonathan A. Schaffzin, Esq.
  Mayer, Brown, Rowe & Maw       Cahill Gordon & Reindel
  190 South La Salle Street          80 Pine Street
   Chicago, Illinois 60603      New York, New York 10005
Telephone No.: (312) 782-0600 Telephone No.: (212) 701-3000
Facsimile No.: (312) 701-7711 Facsimile No.: (212) 269-5420

                               ----------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                      Proposed Maximum   Proposed Maximum
       Title of Each Class of          Amount to be  Amount of Offering Aggregate Offering Registration
     Securities to be Registered       Registered(1) Price Per Share(2)       Price            Fee
-------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value per share   6,152,500         $20.65          $127,049,125      $11,689
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1)Includes 802,500 shares of our common stock which may be purchased by the underwriters to cover overallotments.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), on the basis of the average high and low sales prices of our common stock on May 22, 2002, as reported by the Nasdaq National Market.

                               ----------------

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it ns not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                   Preliminary Prospectus dated       , 2002

PROSPECTUS
-----------

                               5,350,000 Shares

                       [LOGO] ISLE OF CAPRI CASINOS, INC.
                                 Common Stock

                               ----------------

      We are offering 4,000,000 shares of our common stock and the selling stockholders are offering 1,350,000 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

      Our common stock is quoted on the Nasdaq National Market under the symbol
"ISLE." On     , 2002, the last sale price of our common stock as reported on
the Nasdaq National Market was $     per share.

      Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

                               ----------------

                                                       Per Share Total
                                                       --------- -----

Public offering price.................................     $       $

Underwriting discount.................................     $       $

Proceeds, before expenses, to Isle of Capri...........     $       $

Proceeds, before expenses, to the selling stockholders     $       $

      The underwriters may also purchase up to an additional 802,500 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

      None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Louisiana Riverboat Gaming Enforcement Division of the Louisiana State Police, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Iowa Racing and Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Board, the Colorado Department of Revenue Division of Gaming, the Colorado Limited Gaming Control Commission, the Florida Department of Business and Professional Regulation Division of Pari-Mutuel Wagering or any other gaming authority or regulatory agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about     , 2002.

                               ----------------

                           Sole Bookrunning Manager

                              Merrill Lynch & Co.

                               ----------------

                               Co-Lead Managers

CIBC World Markets Deutsche Bank Securities

                               ----------------

Dresdner Kleinwort Wasserstein
               Hibernia Southcoast Capital, Inc.
                            Jefferies & Co. Inc.
                                                      McDonald Investments Inc.

                               ----------------

                   The date of this prospectus is     , 2002

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................   1
Disclosure Regarding Forward-Looking Statements............................   7
Risk Factors...............................................................   8
Use of Proceeds............................................................  14
Price Range of Our Common Stock............................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Selected Consolidated Financial and Other Data.............................  16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations...............................................................  20
Business...................................................................  29
Regulation and Licensing...................................................  37
Management.................................................................  59
Certain Transactions.......................................................  61
Principal and Selling Stockholders.........................................  62
Description of Capital Stock...............................................  64
Shares Eligible for Future Sale............................................  68
Underwriting...............................................................  70
Legal Matters..............................................................  74
Experts....................................................................  74
Available Information and Incorporation By Reference.......................  75
Index to Consolidated Financial Statements................................. F-1

                               ----------------
      You should rely only on the information contained in this prospectus, including information incorporated by reference. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus or other date in this prospectus, or that any document incorporated by reference is accurate only as of its filing date. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

      This summary highlights information contained elsewhere in the prospectus. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and related notes, as well as the documents incorporated by reference in this prospectus, before you decide to invest in our common stock. Unless the context indicates otherwise, all references to "Isle of Capri," "we," "our," "our's" and "us" refer to Isle of Capri Casinos, Inc. and its consolidated subsidiaries. Except as otherwise noted, all information in this prospectus assumes that the underwriters' overallotment options are not exercised.

                                  The Company

Overview

      We are a leading developer, owner and operator of branded gaming facilities and related lodging and entertainment facilities in growing markets in the United States. We own and operate thirteen gaming facilities located in Lake Charles and Bossier City, Louisiana; Lula, Biloxi, Vicksburg, Natchez and Tunica, Mississippi; Kansas City and Boonville, Missouri; Bettendorf, Davenport and Marquette, Iowa; and Las Vegas, Nevada. We also own a 57% interest in, and receive a management fee for operating, a gaming facility in Black Hawk, Colorado. All but two of these gaming facilities operate under the name "Isle of Capri" and feature our distinctive tropical island theme. In addition, we wholly own and operate a pari-mutuel harness racing facility in Pompano Beach, Florida. For the twelve fiscal months ended January 27, 2002, we had total revenue of $1,061 million and EBITDA of $233 million.

Competitive Strengths

      . Strong Brand Identity. All of our casino properties, with the exception of our Davenport and Las Vegas properties, operate under the "Isle of Capri" name and feature our distinctive tropical island theme. Most of our gaming facilities contain similar amenities, including hotels, one or more of our trademark restaurants (Farraddays' fine dining restaurant, Calypso's buffet and Tradewinds Marketplace), a Banana Cabana gift shop, an entertainment center for performances and meetings and ample parking. Each Isle of Capri branded facility, except for the Lady Luck-Las Vegas, also offers all customers membership in our Island Gold Players Club rewards program, which rewards loyal customers with Isle Gold points and complimentaries which can be redeemed at any of our properties by using our players club card. We believe our brand name conveys excitement, entertainment, consistent high-quality service and value to our customers.

      . Standardized Quality and Services. We have developed and implemented standardized procedures for operating our casinos, hotels, restaurants and other non-gaming amenities. These procedures have allowed us to fully and effectively integrate the eight properties we have developed or acquired during the past two years. We utilize management development and employee training programs to implement these procedures throughout our facilities, which helps us efficiently operate our facilities. This standardization encourages high-quality service and provides our customers with a consistent experience.

      . Superior Locations in Geographically Diverse Markets. We operate our gaming facilities in six states and thirteen distinct geographic markets. Most of our gaming facilities are conveniently located near major highways. In most cases, our facilities are strategically located so that they are either the first casino reached by customers arriving from major nearby cities or are within a cluster of facilities, allowing us to generate significant customer traffic.

      . Substantial Capital Investment in Our Properties. We completed four years of expansion and acquisitions with the opening of the Isle-Boonville in December 2001. During that time, we have grown from four to fourteen gaming facilities. The substantial investment in our properties over the past four years has improved the competitive position of many of our properties. As a result, we are not planning significant additional capital investment in our properties in the next year, other than, subject to obtaining all necessary approvals, using a portion of the net proceeds from this offering to accelerate our capital expenditure programs at the Isle-Biloxi and the Isle-Bossier City. These programs consist of the construction of additional hotel rooms and related amenities.

      . Effective Utilization of Proprietary Database. We have developed an extensive proprietary database of primarily slot-oriented customers that allows us to create effective targeted marketing and promotional programs, merchandise giveaways, game tournaments and other special events. We recently implemented the first phase of our Isle One marketing system, which allows our customers to use our players club card at all of our properties, other than the Lady Luck-Las Vegas. These promotional programs are designed to reward customer loyalty and maintain high recognition of our "Isle of Capri" brand. As of January 27, 2002, our database contained approximately 4.5 million members, of whom approximately 1.0 million receive regular communications from us. We have effectively used our database to encourage repeat visits, increase customers' length of stay and improve our operating results.

      . Experienced, Stable Management Team. We are an experienced gaming operator and opened our first gaming facility approximately ten years ago. Each member of our senior management team has been with us for at least six years and has extensive gaming or related industry experience.

Casino Properties

      Below is an overview of our existing casino properties as of April 28, 2002:

                             Date Opened   Slot   Table Hotel Parking
Property                     or Acquired Machines Games Rooms Spaces
--------                     ----------- -------- ----- ----- -------
Louisiana
 Isle-Bossier City..........    May 1994  1,139    34    530   2,005
 Isle-Lake Charles..........   July 1995  1,688    82    493   2,200
Mississippi
 Isle-Biloxi................ August 1992  1,193    28    367   1,227
 Isle-Lula..................  March 2000  1,521    35    486   1,780
 Isle-Natchez...............  March 2000    708    13    143     908
 Isle-Tunica................   July 1999    895    13    227   1,772
 Isle-Vicksburg............. August 1993    770    24    122   1,100
Missouri
 Isle-Boonville.............   Dec. 2001    909    28     --     884
 Isle-Kansas City...........   June 2000  1,104    25     --   2,054
Iowa
 Isle-Bettendorf............  March 2000  1,060    36    256   1,539
 Isle-Marquette.............  March 2000    758    13     25     750
 Rhythm City-Davenport......   Oct. 2000  1,017    19    191     984
Colorado....................
 Isle-Black Hawk (57% owned)   Dec. 1998  1,128    14    237   1,100
Nevada
 Lady Luck-Las Vegas........  Sept. 2000    759    19    792     454

                              Recent Developments

      On March 14, 2002, we announced that our Board of Directors authorized us to embark on plans to sell or otherwise dispose of our Isle-Tunica and Lady Luck-Las Vegas properties. We will record a pre-tax asset impairment charge of
approximately $    million in our fiscal fourth quarter ended April 28, 2002.
This charge will consist of $    million related to the write-down of our
Tunica and Las Vegas properties and $    million related to the write-down of
barges and hulls held by us for development. The impairment loss on the
write-down of assets, net of tax, will be approximately $    million, or
$    per diluted share.

                              Company Information

      We were incorporated in Delaware in February 1990 and changed our name from Casino America, Inc. in September 1998. Our principal executive offices are located at 1641 Popps Ferry Road, Biloxi, Mississippi 29532 and our telephone number is (228) 396-7000. Our Internet website address is www.theislecorp.com. Information contained on our website does not constitute part of this prospectus, and you should not consider information on our website as part of this prospectus.

      Isle of Capri Casinos(R) and the Isle of Capri Casinos logo are our registered trademarks and servicemarks. This prospectus also includes other of our trademarks.

                                 The Offering

Common stock offered:
   By Isle of Capri Casinos.......... 4,000,000 shares
   By the selling stockholders....... 1,350,000 shares
                                      ----------------
       Total......................... 5,350,000 shares

Shares outstanding after the offering 32,718,947 shares

Use of proceeds...................... We estimate that our net proceeds from this offering without exercise of the
                                      overallotment options will be
                                      approximately $     million. We intend to
                                      use approximately $     million of the
                                      net proceeds from this offering to repay
                                      existing indebtedness under the revolving
                                      credit facility of our senior credit
                                      facility. We intend to use the remaining
                                      portion of the net proceeds for general
                                      corporate and working capital purposes,
                                      consisting primarily of funding a portion
                                      of our capital expenditure programs at
                                      the Isle-Biloxi and the Isle-Bossier
                                      City. We will not receive any proceeds
                                      from the sale of the shares by the
                                      selling stockholders. See "Use of
                                      Proceeds."

Risk Factors......................... See "Risk Factors" beginning on page 8 and other information included in this
                                      prospectus for a discussion of factors
                                      you should carefully consider before
                                      deciding to invest in shares of our
                                      common stock.

Nasdaq National Market symbol........ "ISLE"

      The number of shares outstanding after the offering is based on 28,718,947 shares outstanding as of April 28, 2002, which excludes 3,106,640 shares held by us in treasury and 4,521,342 shares reserved for issuance under our stock option plans, of which options to purchase 3,944,851 shares at a weighted average option price of $7.32 per share, as of April 28, 2002, have been issued. This number assumes that the underwriters' overallotment options are not exercised. If the overallotment options are exercised, we will issue and sell an additional 802,500 shares.

         Summary Historical and Pro Forma Consolidated Financial Data

      The following table presents our summary historical consolidated financial data for the fiscal years ended April 25, 1999, April 30, 2000 and April 29, 2001, which is derived from our audited consolidated financial statements and the notes to those statements. The table also presents our summary historical consolidated financial data for the nine fiscal months ended January 28, 2001 and January 27, 2002, which is derived from our unaudited consolidated financial statements and the notes to those statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of financial position and the results of operations for these periods. Operating results for the nine fiscal months ended January 27, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year ending April 28, 2002. Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the related notes, contained elsewhere in this prospectus, and other data we have filed with the SEC.

                                     Fiscal Year Ended(1)      Nine Fiscal Months Ended(1)
                                 ----------------------------  --------------------------
                                 April 25, April 30, April 29, January 28,   January 27,
                                   1999      2000      2001       2001          2002
                                 --------- --------- --------- -----------   -----------
                                     (dollars in millions, except per share data)
Income Statement Data:
Net revenues....................  $456.9    $646.7    $982.8     $707.0        $ 785.6
Operating income................    68.7     113.5     145.7      104.9          110.9
Income before income taxes and
  extraordinary item............    23.9      57.5      45.6       31.5           37.9
Net income (loss)...............   (24.2)     31.1      25.1       17.2           22.0
Earnings (loss) per share--basic  $(1.03)    $1.18     $0.84      $0.57          $0.78

Other Financial Data:
EBITDA(2).......................  $109.2    $159.2    $224.2     $158.8        $ 167.8
Net cash provided by (used in):
   Operating activities.........    65.2     130.5      74.2       54.9          102.7
   Investing activities.........   (52.0)   (258.0)   (225.4)    (195.6)         (81.8)
   Financing activities.........    19.5     210.3      59.9       51.2          (20.7)
Capital expenditures............    95.0     104.6     159.3      128.6           80.4

Operating Data:
Number of slot machines(3)......   6,009    12,018    13,604     13,559         14,575
Number of table games(3)........     217       413       395        406            385
Number of hotel rooms(3)........   1,271     2,538     3,912      3,420          3,866
Average daily occupancy rate....    93.4%     84.9%     85.3%      83.5%          84.8%

                                                  As of January 27, 2002
                                          --------------------------------------
                                                                    Pro Forma
                                           Actual  As Adjusted(4) As Adjusted(5)
                                          -------- -------------- --------------
                                                  (dollars in millions)
Balance Sheet Data:
Cash and cash equivalents................ $   76.8    $   76.8          $
Total assets.............................  1,405.3     1,412.2
Long-term debt, including current portion  1,034.8     1,039.8
Stockholders' equity (6).................    177.3       175.4

                         (footnotes on following page)

--------
(1) The data presented for fiscal years prior to fiscal 2000 is not comparable to other fiscal years presented because it does not fully include the operating results of the Isle-Tunica, which opened July 26, 1999, and the Isle-Natchez, the Isle-Lula, the Isle-Bettendorf and the Isle-Marquette, which we acquired on March 2, 2000. The data presented for fiscal years prior to fiscal 2001 is not comparable to other fiscal years presented because it does not fully include the operating results of the Isle-Kansas City which we acquired on June 6, 2000, the Lady Luck-Las Vegas which we acquired on September 12, 2000, and the Rhythm City-Davenport which we acquired on October 10, 2000. The data presented for fiscal periods prior to the nine fiscal months ended January 27, 2002 is not comparable to other fiscal periods presented because it does not include the operating results of the Isle-Boonville, which opened on December 6, 2001.
(2) EBITDA, or "earnings before interest, income taxes, depreciation and amortization," is a supplemental financial measurement used by Isle of Capri in the evaluation of its business. EBITDA is defined as net income
    (loss) plus (a) income taxes, (b) interest expense (net of interest income), (c) depreciation and amortization and (d) intercompany management fees. Additionally, EBITDA has been adjusted for the following non-recurring items: (a) accrued litigation settlement reversal, (b) valuation charge, (c) restructuring charge and (d) preopening expenses as reflected in our consolidated financial statements and notes to those statements. EBITDA also excludes equity in income (loss) of unconsolidated joint ventures and minority interest. These adjustments to EBITDA are allocated to Isle of Capri and its subsidiaries based on the entity giving rise to the adjustment. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our consolidated financial statements and notes to those statements prepared in accordance with generally accepted accounting principles ("GAAP") appearing elsewhere in this prospectus. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with GAAP), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.
(3) This data is as of the end of the respective period.
(4) On an as adjusted basis, reflects the offering of our 9% senior subordinated notes in March 2002 and the refinancing of our senior credit facility in April 2002.
(5) On a pro forma as adjusted basis to further reflect the sale of 4,000,000
    shares of our common stock at an offering price of $      per share, less
    estimated underwriting discounts and commissions and estimated offering expenses.
(6) Stockholders' equity includes the write-off of the applicable deferred financing costs, net of applicable tax benefit, of $1.9 million related to the refinancing of a portion of the senior credit facility.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      All statements other than statements of historical or current facts included in this prospectus or incorporated by reference herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus.

      We urge you to review carefully the section "Risk Factors" beginning on page 8 in this prospectus for a more complete discussion of the risks of purchasing our common stock. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

                                 RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Investing in our common stock involves a significant degree of risk.

Risks Related to Our Business

We face significant competition from other gaming operations that could have a material adverse effect on our future operations.

      We face intense competition in the markets in which we operate. We have numerous competitors, including land-based casinos, dockside casinos, riverboat casinos, casinos located on Native American reservations and at racing and pari-mutuel operations. Several of our competitors have substantially better name recognition, marketing and financial resources than we do. Legalized gaming is currently permitted in various forms throughout the United States. Certain states have recently legalized, and other states are currently considering legalizing, casino gaming in designated areas. In addition, many Native American tribes conduct casino gaming on reservations throughout the United States which have the advantages of being land-based and exempt from certain state and federal taxes. Some Native American tribes are either in the process of establishing, or are considering the establishment of, gaming at additional locations. There is no limit on the number of gaming licenses that may be granted in several of the markets in which we operate. As a result, new licenses could be awarded to gaming facilities in such markets, which could have an adverse effect on our operating results. In particular, we face significant new competition in the Lake Charles, Louisiana market. In February 2002, Boyd Gaming opened a casino with 15,000 square feet of gaming space with approximately 1,500 slot machines at Delta Downs, a horse racing facility. Delta Downs is 25 miles closer to Houston than the Isle-Lake Charles, making it the closest gaming facility to Houston. In addition, the last available Louisiana gaming license was recently awarded to Pinnacle Entertainment for a new development in the Lake Charles market. Expansion of existing gaming facilities and the development of new gaming facilities and casinos on Native American reservations will increase competition for our existing and future operations.

      We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse racing and dog racing, state-sponsored lotteries, jai-alai, video lottery terminals and video poker terminals. For example, there currently is legislation pending in Florida that, if passed, would legalize video poker, electronic games of chance or video lottery terminal gaming at pari-mutuel gaming facilities, including our facility in Pompano Beach, which could have an adverse effect on the operations of the Isle-Biloxi.

      Our existing gaming facilities compete directly with other gaming properties in Louisiana, Mississippi, Missouri, Iowa, Colorado and Nevada. We also compete with gaming operations in other gaming jurisdictions such as Atlantic City, New Jersey. Our existing casinos attract a significant number of their customers from Houston and Dallas/Fort Worth, Texas; Mobile, Alabama; Jackson, Mississippi; Memphis, Tennessee; Little Rock, Arkansas and Denver, Colorado. Our continued success depends upon drawing customers from each of these geographic markets. Legalization of gaming in jurisdictions closer to these geographic markets than the jurisdictions in which our facilities are located would have a material adverse effect on our operating results. We expect competition to increase as new gaming operators enter our markets, existing competitors expand their operations, gaming activities expand in existing jurisdictions and gaming is legalized in new jurisdictions. We cannot predict with any certainty the effects of existing and future competition on our operating results.

The failure of local reauthorization of casino gaming in Iowa could result in the shut-down of some or all of our Iowa casino properties, which may have a material adverse effect on us.

      Iowa law provides that each county shall hold a referendum every eight years as to whether to continue to allow casino gaming within its boundaries. Each referendum requires the vote of a majority of the persons voting. The Isle-Bettendorf and the Rhythm City-Davenport are located in Scott County, Iowa and the Isle-Marquette is located in Clayton County, Iowa. The next referendum in each of these counties will be held in November 2002. If a reauthorization referendum is defeated in either of these counties, Iowa law provides that any previously issued gaming license in such county shall remain valid and subject to periodic renewal for a total of nine years from the original issue, unless otherwise terminated by the Iowa Racing and Gaming Commission. Therefore, if the reauthorization referendum is defeated in Scott County or Clayton County, our gaming licenses in such county would expire in 2009. We cannot assure you that the reauthorization referendum will pass or that casino gaming in either of these counties will continue to be authorized. Any failure of either of these counties to reauthorize casino gaming could result in the complete shut-down of our casino gaming operations in such county, which may have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive regulation from gaming authorities that could adversely effect us.

      Licensing Requirements. As owners and operators of gaming facilities, we are subject to extensive state and local regulation. State and local authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. The regulatory authorities in the jurisdictions in which we operate may, for any reasonable cause, limit, condition, suspend or revoke a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries. In addition, regulatory authorities in certain jurisdictions must approve, in advance, any restrictions on, or transfers of, or any agreements not to encumber, or pledges of, equity securities which are issued by a corporation that is registered as an intermediary company with such state, or holds a gaming license. If these restrictions, transfers, agreements or pledges are not approved in advance, they will be invalid. Like all gaming operators in the jurisdictions in which we operate, we must periodically apply to renew our gaming licenses. We cannot assure you that we will be able to obtain such renewals. Regulatory authorities may also levy substantial fines against us or seize our assets or the assets of our subsidiaries. Any of these events could have a material adverse effect on our business.

      We have demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for us to operate our existing gaming facilities. We cannot assure you that we will be able to retain them or continue to demonstrate suitability to obtain any new licenses, registrations, permits or approvals. If we expand our gaming operations in the jurisdictions in which we currently operate or to new jurisdictions, we will have to meet suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and there is no assurance that we will be successful.

      Potential Changes in Regulatory Environment. From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, would limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. Any expansion of gaming or restriction on or prohibition of our gaming operations could have a material adverse effect on our operating results.

      Taxation. State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. We believe that the prospect of significant revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal, state, local and provincial income taxes, and such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state, local and provincial legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to non-gaming regulation that could adversely effect us.

      Several of our riverboats must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety and must hold U.S. Coast Guard Certificates of Documentation and Inspection. The U.S. Coast Guard requirements also set limits on the operation of the riverboats and mandate licensing of certain personnel involved with the operation of the riverboats. Loss of a riverboat's Certificate of Documentation and Inspection could preclude its use as a riverboat casino. Each of our riverboats is inspected annually and, every five years, is subject to drydocking for inspection of its hull, which could result in a temporary loss of service.

      We are required to have third parties periodically inspect and certify all of our casino barges for stability and single compartment flooding integrity. Our casino barges must also meet local fire safety standards. We would incur additional costs if any of our gaming facilities were not in compliance with one or more of these regulations.

      We are also subject to certain federal, state and local environmental laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. We have not identified any issues associated with our properties that could reasonably be expected to have an adverse effect on us or the results of our operations. However, certain of our properties are located in industrial areas or were used for industrial purposes for many years. As a consequence, it is possible that historical or neighboring activities have affected one or more of our properties and that, as a result, environmental issues could arise in the future, the precise nature of which we cannot predict now. The coverage and attendant compliance costs associated with these laws, regulations and ordinances may result in future additional costs.

      Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. Substantial penalties can be imposed against us if we fail to comply with these regulations.

      We are also subject to a variety of other local rules and regulations, including zoning, environmental, construction and land-use laws and regulations governing the serving of alcoholic beverages.

We face risks related to the development and expansion of our current properties that could make such development and expansion more costly, time consuming or impossible.

      We expect to use a portion of the net proceeds from this offering to fund a portion of our capital expenditure programs at the Isle-Biloxi and the Isle-Bossier City. These programs consist of the construction of additional hotel rooms and related amenities. The anticipated expansion of these facilities involves substantial risks, including the possibility of construction cost over-runs and delays due to various factors (including regulatory approvals, inclement weather and labor or material shortages), market deterioration after construction has begun and the emergence of competition from unanticipated sources. The expansion of each of these facilities will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. We cannot be sure that we will obtain the necessary permits, licenses and approvals to proceed with our capital expenditure programs.

If our key personnel leaves us, our business will be significantly adversely effected.

      Our continued success will depend, among other things, on the efforts and skills of a few key executive officers and the experience of our property managers, as well as our ability to attract and retain additional highly qualified personnel with gaming industry experience and qualifications to obtain the requisite licenses. We do not maintain "key man" life insurance for any of our employees. There is no assurance that we would be able to attract and hire suitable replacements for any of our key employees. We need qualified executives, managers and skilled employees with gaming industry experience to continue to successfully operate our business. We believe a shortage of skilled labor in the gaming industry may make it increasingly difficult and expensive to attract and retain qualified employees. We expect that increased competition in the gaming industry will intensify this problem.

Inclement weather and other conditions could seriously disrupt our business, financial condition and results of operations.

      Dockside and riverboat facilities are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather. Our riverboats and barges face additional risks from the movement of vessels on waterways.

      Reduced patronage and the loss of a dockside or riverboat casino from service for any period of time could adversely affect our results of operations. For example, as a result of flooding of the Mississippi River, we closed the Isle-Marquette from April 18 to May 2, 2001, and the Rhythm City-Davenport from April 18 to May 20, 2001. While our business interruption insurance provided sufficient coverage for those losses, we cannot assure you that the proceeds from any future claim will be sufficient to compensate us if one or more of our casinos experiences a closure.

      Access to a number of our facilities may also be affected by road conditions, such as construction and traffic. In addition, severe weather such as high winds and blizzards occasionally limits access to the Isle-Black Hawk.

We experience quarterly fluctuations in results of operations.

      Our quarterly operating results fluctuate because of seasonality and other factors. We typically generate the major portion of our income in our first and fourth fiscal quarters, which end in July and April, respectively.

Energy and fuel price increases may adversely affect our costs of operations and our revenues.

      Our casino properties use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, the recent substantial increases in the cost of electricity in the United States will negatively affect our results of operations. In addition, energy and fuel price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation to our properties, which would negatively impact our revenues. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material.

A downturn in general economic conditions may adversely affect our results of operations.

      Our business operations are subject to changes in international, national and local economic conditions, including changes in the economy related to future security alerts in connection with threatened or actual terrorist attacks such as those that occurred on September 11, 2001, which may affect our customers' willingness to travel. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our properties, could result in fewer customers visiting our properties, which would adversely affect our results of operations.

Our substantial indebtedness could adversely affect our financial health.

      We have a significant amount of indebtedness. As of January 27, 2002 we had $1,034.8 million of total debt outstanding. In March 2002, we issued $200.0 million of 9% senior subordinated notes due 2012. In April

2002, we entered into an amended and restated senior credit facility which refinanced our prior facility. This amended and restated senior credit facility consists of a five-year $250.0 million revolving credit facility and a six-year $250.0 million term loan facility.

      Our significant indebtedness could have important consequences to you, such as:

      . limiting our ability to obtain additional financing to fund our working capital requirements, capital expenditures, debt service, general corporate or other obligations, including our obligations with respect to the notes;

      . limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and interest payments on our indebtedness;

      . increasing our interest expense if there is a rise in interest rates, because a portion of our borrowings under our senior credit facility are subject to interest rate periods with short-term durations (typically 30 to 180 days) that require ongoing refunding at the then current rates of interest;

      . causing our failure to comply with the financial and restrictive covenants contained in the indentures and agreements governing our notes, our senior credit facility and our other indebtedness which could cause a default under those instruments and which, if not cured or waived, could have a material adverse effect on us;

      . placing us at a competitive disadvantage to our competitors who are not as highly leveraged; and

      . increasing our vulnerability to and limiting our ability to react to changing market conditions, changes in our industry and economic downturns.

      Any of the factors listed above could have a material adverse effect on our business, financial condition and results of operations. In addition, as of April 28, 2002, we had the capacity to issue additional indebtedness, including the ability to incur additional indebtedness under the revolving portion of our senior credit facility, of approximately $175.0 million, subject to the limitations imposed by the covenants in the senior credit facility and the indentures governing our notes. The indentures governing our notes and the senior credit facility contain financial and other restrictive covenants, but will not fully prohibit us from incurring additional debt. If new debt is added to our current level of indebtedness, the risks that we and you now face could increase.

      We have made and will need to make significant capital expenditures at our existing facilities to remain competitive with current and future competitors in our markets. Our senior credit facility and the indentures governing our notes contain operating and financial restrictions that may limit our ability to obtain the financing to make these capital expenditures.

      Our agreements governing our indebtedness, among other things, limit our ability to:

      .   borrow money;

      .   make capital expenditures;

      .   use assets as security in other transactions;

      .   make restricted payments or restricted investments;

      .   incur contingent obligations; and

      .   sell assets and enter into leases and transactions with affiliates.

Risks Related to This Offering

Our stock price may be volatile in the future, which could cause you to lose a significant portion of your investment.

      The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the gaming industry, change in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of our common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

Because our stock price may be volatile in the future, we may be the target of securities litigation, which is costly and time-consuming to defend.

      In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against such company. Securities litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which would significantly harm our profitability and reputation. These market fluctuations, as well as general economic, political and market conditions such as recessions or acts of terrorism, may adversely affect the market price of our common stock.

The substantial number of shares of our common stock that will be eligible for sale in the near future could cause the market price for our common stock to decline.

      Upon completion of this offering, we will have 32,718,947 shares of common stock outstanding. All of these shares will be freely tradable without restriction or further registration under the Securities Act, unless these shares are held by "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act.

      The selling stockholders and their affiliates and our executive officers and directors have agreed with Merrill Lynch that they will not sell any of their shares for at least 90 days following the offering. Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders may adversely affect the market price of our common stock. Such sales could create public perception of difficulties or problems with our business. As a result, those sales might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Our inability to issue equity securities may prevent us from raising additional capital, which we may need to fund our business.

Our management will have broad discretion regarding the use of net proceeds from this offering.

      We estimate that we will receive net proceeds from this offering of about
$     million. We intend to use these proceeds to repay existing indebtedness under the revolving credit facility of our senior credit facility and for working capital and general corporate purposes, consisting primarily of funding a portion of our capital expenditure programs at the Isle-Biloxi and the Isle-Bossier City. Our management will have broad discretion regarding how we use the net proceeds of this offering and you will not have the opportunity to evaluate the economic, financial and other relevant information used by management in determining how to apply such proceeds.

Our certificate of incorporation and bylaws and Delaware law include provisions that may discourage a takeover attempt, which may have the affect of depriving you of the opportunity to realize a premium over the then-prevailing market price of our stock or could depress the market price of our stock.

      Certain provisions of our certificate of incorporation and bylaws and Delaware law may make any acquisition of control of us in a transaction that is not approved by our board of directors more difficult or expensive. The availability for issue of shares of our Class B common stock, our preferred stock and our common stock by us without further action by stockholders (except as may be required by applicable stock exchange or Nasdaq regulations) could be viewed as enabling our board of directors to make a change in control of us more difficult. The board of directors may also issue warrants or rights to acquire shares of Class B common stock, preferred stock or common stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and issue shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of us.

                                USE OF PROCEEDS

      Assuming a public offering price of $         , we estimate that the net
proceeds from this offering will be approximately $        million, after
deducting underwriting discounts and commissions and estimated offering
expenses. We expect to use approximately $         million of the net proceeds
from this offering to repay existing indebtedness under the revolving credit facility of our senior credit facility. We expect to use the remaining portion of the net proceeds for general corporate and working capital purposes, consisting primarily of funding a portion of our capital expenditure programs at the Isle-Biloxi and the Isle-Bossier City. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

      Our senior credit facility consists of a five-year $250.0 million revolving credit facility maturing on April 26, 2007, and a six-year $250.0 million term loan facility maturing on April 26, 2008. We have fully drawn the term loan and are required to make quarterly principal payments on such loan. The debt incurred under our term loan during the past twelve months was used for working capital and general corporate purposes. At April 28, 2002, the weighted average effective interest rate of total debt outstanding under the senior credit facility was approximately 6.3%.

                        PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol "ISLE." The following table sets forth, for the periods indicated, the high and low closing sales prices for the common stock as reported by the Nasdaq National Market.

             Quarter Ended                             High   Low
             -------------                            ------ ------
              2001 Fiscal Year
                First Quarter........................ $17.25 $12.63
                Second Quarter.......................  16.63  10.13
                Third Quarter........................  11.75   7.44
                Fourth Quarter.......................  10.69   8.00
              2002 Fiscal Year
                First Quarter........................ $10.25 $ 7.75
                Second Quarter.......................   9.24   6.49
                Third Quarter........................  16.17   8.82
                Fourth Quarter.......................  21.50  14.42
              2003 Fiscal Year
                First Quarter (through May 22, 2002). $22.89 $20.10

      On May   , 2002, the closing price of our common stock on the Nasdaq
National Market was $         . There are approximately     holders of record
of our common stock.

                                DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all earnings to fund our working capital, for debt service and capital expenditures and for general corporate purposes. The ability to declare dividends is in the discretion of our board of directors, but our senior credit facility and the indentures governing our senior subordinated notes contain restrictions on our ability to pay dividends or make other payments or distributions to our stockholders.

                                CAPITALIZATION

      The following table indicates our unaudited cash and cash equivalents and capitalization as of January 27, 2002:

      .   on an actual basis;

      . on an as adjusted basis reflecting the offering of our 9% senior subordinated notes in March 2002 and the refinancing of our senior credit facility in April 2002 (excluding normal scheduled payments of $25.8 million in the fourth fiscal quarter of 2002); and

      .   on a pro forma as adjusted basis to reflect the sale of 4,000,000
          shares of our common stock at an offering price of $     per share,
          less estimated underwriting discounts and commissions and estimated offering expenses.

      You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the related notes, contained elsewhere in this prospectus and other information we have filed with the SEC.

                                                                           As of January 27, 2002
                                                                      ---------------------------------
                                                                                             Pro Forma
                                                                       Actual   As Adjusted as Adjusted
                                                                      --------  ----------- -----------
                                                                            (dollars in millions)
Cash and cash equivalents............................................ $   76.8   $   76.8       $
                                                                      ========   ========       ==
Long-term debt, including current portion:
   Senior credit facility............................................ $  545.8   $  350.8       $
   83/4% senior subordinated notes due 2009..........................    390.0      390.0
   9% senior subordinated notes due 2012.............................       --      200.0
   Other notes payable...............................................     17.4       17.4
   Isle-Black Hawk secured credit facility...........................     81.6       81.6
                                                                      --------   --------       --
       Total long-term debt..........................................  1,034.8    1,039.8

Stockholders' equity (1):
   Preferred stock ($0.01 par value, 2,000,000 shares authorized; no
     shares issued and outstanding)..................................       --         --
   Class B common stock ($0.01 par value, 3,000,000 shares
     authorized; no shares issued and outstanding)...................       --         --
   Common stock ($0.01 par value, 45,000,000 shares authorized;
     31,130,246 shares issued and outstanding actual and as
     adjusted; 35,130,246 shares issued and outstanding, on a
     pro forma as adjusted basis)....................................      0.3        0.3
   Additional paid-in capital........................................    131.5      131.5
   Unearned compensation.............................................     (1.6)      (1.6)
   Retained earnings.................................................     76.7       74.8
   Accumulated other comprehensive loss..............................     (4.1)      (4.1)
   Treasury stock (3,086,000 shares).................................    (25.5)     (25.5)
                                                                      --------   --------       --
       Total stockholders' equity....................................    177.3      175.4
                                                                      --------   --------       --
       Total capitalization.......................................... $1,212.1   $1,215.2       $
                                                                      ========   ========       ==

--------
(1)Stockholders' equity includes the write-off of the applicable deferred financing costs, net of applicable tax benefit, of $1.9 million related to the refinancing of a portion of the senior credit facility.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following table presents our selected consolidated financial data for the five most recent fiscal years, which is derived from our audited consolidated financial statements and the notes to those statements. The table also presents our selected consolidated financial data for the nine fiscal months ended January 28, 2001 and January 27, 2002, which is derived from our unaudited consolidated financial statements and the notes to those statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of financial position and the results of operations for these periods. Operating results for the nine fiscal months ended January 27, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year ending April 28, 2002. Because the data in this table does not provide all of the data contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the related notes contained elsewhere in this prospectus and other data we have filed with the SEC.

                                                                                                       Nine Fiscal Months
                                                                Fiscal Year Ended(1)(2)                     Ended(2)
                                                   ------------------------------------------------  ----------------------
                                                   April 27, April 26, April 25, April 30, April 29, January 28, January 27,
                                                     1997      1998      1999      2000      2001       2001        2002
                                                   --------- --------- --------- --------- --------- ----------- -----------
                                                                 (dollars in millions, except per share data)
Income State Data:
Operating revenues:
   Casino.........................................  $322.7    $388.2    $424.4    $619.4   $  957.1    $690.6      $771.0
   Rooms..........................................    10.8      17.8      19.1      24.8       50.7      35.4        41.6
   Pari-mutuel commissions and fees...............    19.4      22.6      21.4      22.0       22.2      14.1        15.4
   Food, beverage and other.......................    55.0      57.5      65.2      93.6      148.3     107.7       112.0
                                                    ------    ------    ------    ------   --------    ------      ------
      Gross revenues..............................   407.9     486.1     530.1     759.6    1,178.3     847.8       940.0
      Less promotional allowances.................    42.1      69.3      73.2     113.1      195.5     140.8       154.4
                                                    ------    ------    ------    ------   --------    ------      ------
         Net revenues.............................   365.8     416.8     456.9     646.7      982.8     707.0       785.6
Operating costs and expenses:
   Casino.........................................    64.3      76.1      77.7     116.1      192.2     139.8       152.0
   Gaming taxes...................................     2.3      78.6      86.9     122.6      192.6     138.1       165.3
   Rooms..........................................    61.8       3.3       3.9       5.8       12.1       8.2         9.6
   Pari-mutuel....................................    16.0      16.3      15.7      16.4       16.2      10.4        11.0
   Food, beverage and other.......................    14.3      13.4      14.2      19.1       32.0      22.9        26.2
   Marine and facilities..........................    20.7      26.2      28.2      39.9       63.6      45.9        51.9
   Marketing and administrative...................   121.3     108.2     121.1     167.6      249.9     182.9       201.7
   Accrued litigation settlement (reversal).......      --        --      (4.2)       --         --        --          --
   Valuation charge...............................     7.0        --       5.1        --        1.0        --          --
   Preopening expenses............................     2.5        --       3.3       3.4        0.2        --         3.9
   Other charges..................................      --        --        --        --        8.2       4.3          --
   Depreciation and amortization..................    27.1      33.6      36.3      42.3       69.1      49.6        53.1
                                                    ------    ------    ------    ------   --------    ------      ------
         Total operating expenses.................   337.3     355.7     388.2     533.2      837.1     602.1       674.7
                                                    ------    ------    ------    ------   --------    ------      ------
Operating income..................................    28.5      61.1      68.7     113.5      145.7     104.9       110.9
Interest expense..................................   (40.3)    (51.6)    (48.6)    (60.4)     (98.9)    (72.9)      (68.1)
Interest income...................................     1.6       4.7       2.9       4.7        5.1       3.6         0.6
Gain on disposal of assets........................      --        --        --       3.1        0.3       0.2         0.1
Minority interest.................................      --       0.8       2.2      (3.7)      (6.4)     (4.2)       (5.6)
Equity in income (loss) of unconsolidated
 joint ventures...................................    (0.2)       --      (1.3)      0.3       (0.2)     (0.1)         --
                                                    ------    ------    ------    ------   --------    ------      ------
Income (loss) before income taxes and
 extraordinary item...............................   (10.4)     15.0      23.9      57.5       45.6      31.5        37.9
   Income tax provision (benefit).................    (1.6)      7.5      11.8      25.4       20.5      14.3        13.5
                                                    ------    ------    ------    ------   --------    ------      ------
Income (loss) before extraordinary item...........    (8.8)      7.5      12.1      32.1       25.1      17.2        24.4
   Extraordinary loss on extinguishment of debt,
    net of applicable income tax benefit..........   (12.3)       --     (36.3)     (1.0)        --        --        (2.4)
                                                    ------    ------    ------    ------   --------    ------      ------
         Net income (loss)........................  $(21.1)   $  7.5    $(24.2)   $ 31.1   $   25.1    $ 17.2      $ 22.0
                                                    ------    ------    ------    ------   --------    ------      ------
         Earnings (loss) per share--basic.........  $(0.94)   $ 0.32    $(1.03)   $ 1.18   $   0.84    $ 0.57      $ 0.78
                                                    ======    ======    ======    ======   ========    ======      ======

                          (Footnotes following table)

                                                       Fiscal Year Ended(1)(2)              Nine Fiscal Months Ended
                                          ------------------------------------------------  ----------------------
                                          April 27, April 26, April 25, April 30, April 29, January 28,  January 27,
                                            1997      1998      1999      2000      2001       2001         2002
                                          --------- --------- --------- --------- --------- -----------  -----------
                                                        (dollars in millions, except per share data)
Other Data:
EBITDA(3)................................  $ 65.1    $  94.7   $109.2   $  159.2  $  224.2   $  158.8     $  167.8
Net cash provided by (used in):
   Operating activities..................    17.8       65.3     65.2      130.5      74.2       54.9        102.7
   Investing activities..................   (97.4)    (119.7)   (52.0)    (258.0)   (225.4)    (195.6)       (81.8)
   Financing activities..................   112.9       55.0     19.5      210.3      59.9       51.2        (20.7)
Capital expenditures.....................    21.5       65.5     95.0      104.6     159.3      128.6         80.4

Operating Data:
Number of slot machines(4)...............   4,856      4,912    6,009     12,018    13,604     13,559       14,575
Number of table games(4).................     281        242      217        413       395        406          385
Number of hotel rooms(4).................     601        842    1,271      2,538     3,912      3,420        3,866
Average daily occupancy rate.............    95.0%      91.3%    93.4%      84.9%     85.3%      83.5%        84.8%

Balance Sheet Data:
Cash and cash equivalents................  $ 51.8    $  52.5   $ 85.1   $  168.0  $   76.7   $   78.4     $   76.8
Total assets.............................   528.4      615.7    676.5    1,305.5   1,382.9    1,386.3      1,405.3
Long-term debt, including current portion   379.5      442.1    532.8      962.9   1,039.1    1,027.5      1,034.8
Stockholders' equity.....................    78.0       86.1     62.0      155.5     166.0      160.4        177.3


                          (Footnotes following table)

Operating Data by Property

                                                Fiscal Year Ended       Fiscal Nine Months Ended
                                          ----------------------------  ----------------------
                                          April 25, April 30, April 29, January 28,  January 27,
                                            1999      2000      2001       2001         2002
                                          --------- --------- --------- -----------  -----------
                                                          (dollars in millions)
Property (Date Opened or Acquired):
Isle-Bossier City (May 1994)
   Net Revenue...........................  $117.7    $143.3    $136.1     $104.5       $ 86.9
   EBITDA (3)............................    32.8      43.4      37.6       29.1         20.0
Isle-Lake Charles (July 1995)
   Net Revenue...........................   153.7     177.2     185.9      135.3        144.8
   EBITDA (3)............................    43.0      52.1      58.2       41.3         40.6
Isle-Biloxi (August 1992)
   Net Revenue...........................    88.4      86.9      82.4       60.6         59.2
   EBITDA (3)............................    24.9      23.5      22.4       15.4         14.9
Isle-Lula (March 2000)
   Net Revenue...........................      --      18.3      88.5       65.3         64.6
   EBITDA (3)............................      --       6.4      25.3       18.4         15.4
Isle-Natchez (March 2000)
   Net Revenue...........................      --       6.5      36.3       26.6         25.7
   EBITDA (3)............................      --       2.2      11.3        8.4          7.3
Isle-Tunica (July 1999)
   Net Revenue...........................      --      20.0      28.2       18.9         22.4
   EBITDA (3)............................      --      (3.5)     (8.0)      (5.5)        (2.1)
Isle-Vicksburg (August 1993)
   Net Revenue...........................    50.0      61.2      61.3       44.0         42.4
   EBITDA (3)............................    14.5      20.0      22.3       15.3         13.4
Isle-Boonville (December 2001)
   Net Revenue...........................      --        --        --         --          9.6
   EBITDA (3)............................      --        --        --         --          1.6
Isle-Kansas City (June 2000)
   Net Revenue...........................      --        --      59.8       38.8         65.1
   EBITDA (3)............................      --        --       2.9        0.5         10.1
Isle-Bettendorf (March 2000)
   Net Revenue...........................      --      14.8      88.7       63.8         71.4
   EBITDA (3)............................      --       3.0      24.5       16.9         21.6
Isle-Marquette (March 2000)
   Net Revenue...........................      --       5.9      33.6       26.3         27.1
   EBITDA (3)............................      --       1.6       6.5        5.6          6.2
Rhythm City-Davenport (October 2000)
   Net Revenue...........................      --        --      30.0       17.0         41.8
   EBITDA (3)............................      --        --       2.4        2.2          7.9
Isle-Black Hawk (57% owned December 1998)
   Net Revenue...........................    20.9      85.2     100.1       74.0         81.4
   EBITDA (3)............................     5.1      25.2      34.0       23.9         28.1
Lady Luck-Las Vegas (September 2000)
   Net Revenue...........................      --        --      25.5       15.0         25.1
   EBITDA (3)............................      --        --       1.3        0.7         (4.1)
Corporate/Other (5)
   Net Revenue...........................    26.1      27.4      26.4       16.9         18.1
   EBITDA (3)............................   (11.1)    (14.7)    (16.5)     (13.4)       (13.1)
                                           ------    ------    ------     ------       ------
Total
   Net Revenue...........................  $456.8    $646.7    $982.8     $707.0       $785.6
   EBITDA................................   109.2     159.2     224.2      158.8        167.8

                          (Footnotes following table)

--------
(1) The operating results for fiscal year 1997 are not comparable to other periods presented because the Isle-Bossier City and the Isle-Lake Charles were accounted for under the equity method until August 6, 1996, when the remaining interests in these facilities were acquired by us.
(2) The data presented for fiscal years prior to fiscal 1999 is not comparable to other fiscal years presented because it does not include the operating results of the Isle-Black Hawk which opened December 30, 1998. The data presented for fiscal years prior to fiscal 2000 is not comparable to other fiscal years presented because it does not include the operating results of the Isle-Tunica which opened July 26, 1999 and the Isle-Natchez, the Isle-Lula, the Isle-Bettendorf, and the Isle-Marquette which we acquired on March 2, 2000. The data presented for fiscal years prior to fiscal 2001 is not comparable to other fiscal years presented because it does not include the operating results of the Isle-Kansas City which we acquired on June 6, 2000, the Lady Luck-Las Vegas which we acquired on September 12, 2000 and the Rhythm City-Davenport which we acquired on October 10, 2000. The data presented for fiscal periods prior to the nine fiscal months ended January 27, 2002 is not comparable to other fiscal periods presented because it does not include the operating results of the Isle-Booneville which opened December 6, 2001.
(3) EBITDA, or "earnings before interest, income taxes, depreciation and amortization," is a supplemental financial measurement used by us in the evaluation of our business. EBITDA is defined as net income (loss) plus (a) income taxes, (b) interest expense (net of interest income), (c) depreciation and amortization and (d) intercompany management fees. Additionally, EBITDA has been adjusted for the following non-recurring items: (a) accrued litigation settlement reversal, (b) valuation charge,
    (c) restructuring charge and (d) preopening expenses as reflected in our consolidated financial statements and notes to those statements. EBITDA also excludes equity in income (loss) of unconsolidated joint ventures and minority interest. These adjustments to EBITDA are allocated to us and our subsidiaries on the entity giving rise to the adjustment. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our consolidated financial statements and notes to those statements prepared in accordance with generally accepted accounting principles ("GAAP") appearing elsewhere in this prospectus. EBITDA is presented not as an alternative measure of operating results or Cashflow from operations (as determined in accordance with GAAP), but because it is widely accepted financial indicator of a company's ability to incur and service debt.
(4) This data is as of the end of the respective period.
(5) Net revenue includes pari-mutuel commissions and fees. EBITDA includes corporate overhead and other related expenses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with the financial statements, including the related notes, the other financial information in this prospectus, and the risks involved in investing in the common stock described in the "Risk Factors" section.

General

      Our results of operations for the nine months ended January 27, 2002 reflect the consolidated operations of all of our subsidiaries, including the Isle-Biloxi, the Isle-Vicksburg, the Isle-Natchez, the Isle-Bossier City, the Isle-Lake Charles, the Isle-Tunica, the Isle-Lula, the Isle-Kansas City, the Isle-Black Hawk, the Isle-Bettendorf, Rhythm City-Davenport, the Isle-Marquette, the Lady Luck-Las Vegas and Pompano Park. Results also include the Isle-Boonville subsequent to its opening on December 6, 2001.

      Our results of operations for the nine months ended January 28, 2001 reflect the consolidated operations of all of our subsidiaries, including the Isle-Biloxi, the Isle-Vicksburg, the Isle-Natchez, the Isle-Bossier City, the Isle-Lake Charles, the Isle-Tunica, the Isle-Lula, the Isle-Black Hawk, the Isle-Bettendorf, the Isle-Marquette and Pompano Park. Results also include the Isle-Kansas City subsequent to its purchase on June 6, 2000, Lady Luck-Las Vegas subsequent to its purchase on September 12, 2000 and Rhythm City-Davenport subsequent to our purchase on October 10, 2000.

      We believe that our historical results of operations may not be indicative of our future results of operations because of the substantial present and expected future increase in competition for gaming customers in each of its markets, as new gaming facilities open and existing gaming facilities add to or enhance their facilities.

      On March 14, 2002, we announced that our Board of Directors authorized us to embark on plans to sell or otherwise dispose of the Isle-Tunica and the Lady Luck-Las Vegas. We expect to record a pre-tax asset impairment charge of approximately $ million in our fiscal fourth quarter ended April 28, 2002.
This charge will consist of $      related to the write-down of our Tunica and
Las Vegas properties and $ million related to the write-down of barges and hulls held by us for development. The impairment loss on the write-down of assets, net of tax, will be approximately $ million, or $ per diluted share.

Results of Operations

Nine Fiscal Months Ended January 27, 2002 Compared to Nine Fiscal Months Ended January 28, 2001

      Gross revenue for the nine months ended January 27, 2002 was $940.0 million, which included $771.0 million of casino revenue, $41.6 million of room revenue, $15.4 million of pari-mutuel commissions and $112.0 million of food, beverage and other revenue, compared to gross revenue for the nine months ended January 28, 2001 of $847.8 million, which included $690.6 million of casino revenue, $35.4 million of rooms revenue, $14.1 million of pari-mutuel commissions and $107.7 million of food, beverage and other revenue.

      Casino revenue increased $80.4 million or 11.6% primarily as a result of a full nine months of operations of the Isle-Kansas City, the Lady Luck-Las Vegas and the Rhythm City-Davenport and due to the revenue generated by the Isle-Boonville which opened in December 2001. Casino revenue also increased due to improvements made at the Isle-Lake Charles, the Isle-Black Hawk and the Isle-Tunica through the opening of new hotels at these properties in November 2000, August 2000 and November 2000, respectively, partially offset by decreases at the Isle-Bossier City due to additional competition. Room revenue increased $6.2 million or 17.5% due to a full nine months of operations of the Lady Luck-Las Vegas and the Rhythm City-Davenport, as well as the Isle-Lake Charles, the Isle-Black Hawk and the Isle-Tunica hotels that opened at these properties in November 2000, in August 2000 and in November 2000, respectively. Food, beverage and other revenue increased by $4.3 million or 4.0% as a result of a full nine months of operations of the Isle-Kansas City, the Lady Luck-Las Vegas and the Rhythm City-Davenport, partially offset by a decline in revenue at the Isle-Bossier City due to additional competition.

      Casino operating expenses for the nine months ended January 27, 2002 totaled $152.0 million, or 19.7% of casino revenue, compared to $139.8 million, or 20.2% of casino revenue, for the nine months ended January 28, 2001. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of the casinos. The increase in casino operating expenses is attributable to the additional properties as well as improved casino revenue.

      Operating expenses for the nine months ended January 27, 2002 also included room expenses of $9.6 million or 23.1% of room revenue from the hotels at the Isle-Biloxi, the Isle-Vicksburg, the Isle-Natchez, the Isle-Bossier City, the Isle-Lake Charles, the Isle-Tunica, the Isle-Lula, the Isle-Black Hawk, the Isle-Bettendorf, the Rhythm City-Davenport, the Isle-Marquette and the Lady Luck-Las Vegas, compared to $8.2 million or 23.2% of room revenue for the nine months ended January 28, 2001. Operating expenses for the nine months ended January 28, 2001 did not include the Lady Luck-Las Vegas and the Rhythm City-Davenport until they were acquired on September 12, 2000 and October 10, 2000, respectively. These expenses directly relate to the cost of providing hotel rooms. Other costs of the hotels are shared with the casinos and are presented in their respective expense categories.

      For the nine months ended January 27, 2002, state and local gaming taxes were paid in Louisiana, Mississippi, Colorado, Iowa, Missouri and Nevada totaling $165.3 million, or 21.4% of casino revenue, compared to $138.1 million, or 20.0% of casino revenues for the nine months ended January 28, 2001, which is consistent with each state's gaming tax rate for the applicable fiscal quarters. For the nine months ended January 28, 2001, state and local gaming taxes were paid in Louisiana, Mississippi and Colorado for the full period; in Iowa for the full period for the Isle-Bettendorf and the Isle-Marquette and from the date of acquisition of the Rhythm City-Davenport on October 10, 2000; in Nevada from the date of acquisition of the Lady Luck-Las Vegas on September 12, 2000; and in Missouri from the date of acquisition of the Isle-Kansas City on June 6, 2000. Legislation was passed April 1, 2001 that allowed Louisiana riverboats which had been required to conduct cruises, including the riverboats at the Isle-Lake Charles, to remain permanently dockside beginning April 1, 2001. The legislation also increased the gaming tax for operators from 18.5% to 21.5% for the Isle-Lake Charles. The legislation increased the gaming tax for the Isle-Bossier City by 1% each year until 21.5% is reached.

      Food, beverage and other expenses totaled $26.2 million for the nine months ended January 27, 2002, compared to $22.8 million for the nine months ended January 28, 2001. Food and beverage and other operating expenses as a percentage of food, beverage and other revenues increased to 23.4% for the nine months ended January 27, 2002 from 21.2% for the nine months ended January 28, 2001. The expenses consist primarily of the costs of goods sold, salaries, wages and benefits and other operating expenses of these departments. These expenses have increased as a result of the expansion in the number of properties operated by us and continued expansion of our original facilities.

      Marine and facilities expenses totaled $51.9 million for the nine months ended January 27, 2002, compared to $45.9 million for the nine months ended January 28, 2001. These expenses include salaries, wages and benefits, operating expenses of the marine crews, insurance, public areas, housekeeping and general maintenance of the riverboats and pavilions. These expenses have increased as a result of the expansion in the number of properties operated by us.

      Marketing and administrative expenses totaled $201.8 million, or 25.7% of net revenue, for the nine months ended January 27, 2002, compared to $182.9 million, or 25.9% of net revenue, for the nine months ended January 28, 2001. Marketing expenses include salaries, wages and benefits of the marketing and sales departments, as well as promotions, advertising, special events and entertainment. Administrative expenses include administration and human resource department expenses, rent, new development activities, professional fees and property taxes. Marketing and administrative expenses have increased as a result of the expansion in the number of properties operated by us. Marketing and administrative expenses for the nine months ended January 27, 2002 are net of business interruption proceeds of $3.4 million for the Rhythm City-Davenport and $0.7 million for the Isle-Marquette.

      Preopening expenses of $3.9 million represent salaries, benefits, training, marketing and other costs incurred in connection with the opening of the Isle-Boonville in December 2001.

      Depreciation and amortization expense was $53.1 million for the nine months ended January 27, 2002 and $49.6 million for the nine months ended January 28, 2001. Depreciation expense increased by $15.2 million compared to the prior year consistent with an increase in fixed assets placed into service or acquired. This increase was partially offset by a decrease in amortization of goodwill of $11.7 million which occurred due to our early adoption of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," at the beginning of the first quarter 2002.

      Interest expense was $68.1 million for the nine months ended January 27, 2002, net of capitalized interest of $1.3 million compared to $72.9 million for the nine months ended January 28, 2001, net of capitalized interest of $3.4 million. The lower interest expense is primarily the result of lower interest rates on the variable rate term loans. Interest expense primarily relates to indebtedness incurred in connection with the acquisition of property, equipment, leasehold improvements and berthing and concession rights. Additionally, interest expense of $8.3 million related to the Isle-Black Hawk is included in interest expense in the nine months ended January 27, 2002. This compares to interest expense of $8.1 million, net of capitalized interest of $0.7 million, for the nine months ended January 28, 2001.

      Our effective tax rate was 35.6% for the nine months ended January 27, 2002 compared to 45.4% for the nine months ended January 28, 2001. The decline in the effective tax rate is primarily a result of our early adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," as discussed above.

Fiscal Year Ended April 29, 2001 Compared to Fiscal Year Ended April 30, 2000

      Gross revenue for the fiscal year ended April 29, 2001 was $1,178.3 million, which included $957.1 million of casino revenue, $50.7 million of rooms revenue, $22.2 million of pari-mutuel commission and $148.3 million of food, beverage and other revenue. This compares to gross revenue for the previous fiscal year ended April 30, 2000 of $759.8 million, which included $619.4 million of casino revenue, $24.8 million of room revenue, $22.1 million of pari-mutuel commissions and $93.6 million of food, beverage and other revenue.

      Casino revenue increased $337.8 million or 54.5% primarily as a result of a full year of operations of the former Lady Luck properties and the Isle-Tunica, approximately 11 months of operating results from the acquisition of the Isle-Kansas City, approximately eight months of operating results from the acquisition of the Lady Luck-Las Vegas, approximately seven months of results from the acquisition of the Rhythm City-Davenport, and the improvements at the Isle-Black Hawk and the Isle-Lake Charles. Room revenue and food, beverage and other revenue have increased primarily as a result of the acquisitions of the former Lady Luck properties, the Isle-Kansas City, the Lady Luck-Las Vegas, and the Rhythm City-Davenport, and the opening of new hotels at the Isle-Black Hawk, the Isle-Tunica and the Isle-Lake Charles. Pari-mutuel commissions and fees have remained stable compared to the prior year.

      Casino operating expenses for the fiscal year ended April 29, 2001 totaled $192.2 million, or 20.1% of casino revenue, compared to $116.1 million, or 18.7% of casino revenue, for the fiscal year ended April 30, 2000. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of the casinos. The increase in casino operating expenses is attributable to the additional properties as well as improved casino revenue for our combined original properties.

      Operating expenses for the fiscal year ended April 29, 2001 also included room expenses of $12.1 million or 23.8% of gross room revenue from the hotels at the Isle-Lake Charles, the Isle-Bossier City, the Isle-Biloxi, the Isle-Vicksburg, the Isle-Natchez, the Isle-Lula, the Isle-Bettendorf, the Isle-Marquette, the Isle-Tunica, the Isle-Black Hawk, the Lady Luck-Las Vegas and the Rhythm City-Davenport compared to $5.8 million or 23.5% of gross room revenue for the fiscal year ended April 30, 2000 from the hotels at the Isle-Lake Charles, the Isle-Bossier City, the Isle-Biloxi, the Isle-Vicksburg, the Isle-Lula, the Isle-Bettendorf, the Isle-Natchez and the Isle-Marquette. These expenses directly relate to the cost of providing hotel rooms. Other costs of the hotels are shared with the casinos and are presented in their respective expense categories.

      For the fiscal year ended April 29, 2001, state and local gaming taxes were paid in Louisiana, Mississippi, Colorado, Iowa, Missouri and Nevada totaling $192.6 million, or 20.1% of casino revenue, compared to $122.6 million, or 19.8% of casino revenue, for the fiscal year ended April 30, 2000, which is consistent with each state's gaming tax rate for the applicable fiscal years. For the fiscal year ended April 30, 2000, state and local gaming taxes were only paid in Louisiana, Mississippi, Iowa and Colorado. Legislation was passed during the most recent Louisiana legislative session that allowed Louisiana riverboats which had been required, including the riverboats at the Isle-Lake Charles, to conduct cruises to remain permanently dockside beginning April 1, 2001. The legislation also increased the gaming tax for operators from 18.5% to 21.5%.

      Pari-mutuel operating costs of Pompano Park totaled $16.2 million for the fiscal year ended April 29, 2001, compared to $16.4 million for the fiscal year ended April 30, 2000. Such costs consist primarily of compensation, benefits, purses, simulcast fees and other direct costs of track operations. Pari-mutuel operating costs as a percentage of pari-mutuel revenues have remained relatively stable at 73.2% for the fiscal year ended April 29, 2001 compared to 74.4% for the fiscal year ended April 30, 2000.

      Food, beverage and other expenses totaled $32.0 million for the fiscal year ended April 29, 2001, compared to $19.1 million for the fiscal year ended April 30, 2000. These expenses consist primarily of the cost of goods sold, salaries, wages and benefits and other operating expenses of these departments. Food and beverage and other operating expenses as a percentage of gross food, beverage and other revenues increased from 20.4% for the fiscal year ended April 30, 2000 to 21.6% for the fiscal year ended April 29, 2001. This was attributable to the inclusion of eight months of operations of the Lady Luck-Las Vegas operation in the downtown Las Vegas market, whose food and beverage expense is significantly higher than other Isle properties. The increase was also due to the start up costs related to the opening of food and beverage outlets related to the opening of hotels at the Isle-Lake Charles and the Isle-Tunica and the newly acquired outlets at the Isle-Kansas City that were not converted to Isle standards until the fourth quarter, 2001.

      Marine and facilities expenses totaled $63.6 million for the fiscal year ended April 29, 2001, compared to $39.9 million for the fiscal year ended April 30, 2000. These expenses include salaries, wages and benefits, operating expenses of the marine crews, insurance, housekeeping and general maintenance of the riverboats and floating pavilions. These expenses have increased as a result of the increase in the number of properties operated by us and continued expansion of our facilities. Marine and facilities expenses as a percentage of net revenue have remained relatively stable at 6.5% for the fiscal year ended April 29, 2001, compared to 6.2% for the fiscal year ended April 30, 2000.

      Marketing and administrative expenses totaled $249.9 million, or 25.4% of net revenue, for the fiscal year ended April 29, 2001, compared to $167.6 million, or 25.9% of net revenue, for the fiscal year ended April 30, 2000. Marketing expenses include salaries, wages and benefits of the marketing and sales departments, as well as promotions, advertising, special events and entertainment. Administrative expenses include administration and human resource department expenses, rent, new development activities, professional fees and property taxes. Marketing and administrative expenses as a dollar amount have increased as a result of the expansion in the number of properties operated by us and continued expansion of our facilities, but as a percentage of net revenue have slightly decreased.

      Preopening expenses of $0.2 million for the fiscal year ended April 29, 2001, and $3.4 million for the fiscal year ended April 30, 2000, represent salaries, benefits, training, marketing and other non-capitalizable costs, which were expensed in connection with the opening of the Isle-Boonville in December 2001 and the Isle-Tunica in July 1999.

      The other charges of $8.2 million include a $3.0 million loss due to the write-off of abandoned expansion projects assets at the Isle-Biloxi, a $2.9 million loss due to the termination of the Enchanted Capri joint venture as a result of Bankruptcy Court filings by Commodore Holdings, Ltd., the operator of the Enchanted Capri and owner of the remaining 50% interest in the joint venture (see footnote 6 to our consolidated audited financial statements), a $1.4 million buyout of the Crowne Plaza license at the Isle-Biloxi, and a $0.9 million loss relating to the write off of the theater production contracts at the Isle-Tunica.

      The valuation allowance totaling $1.0 million reflects the write-down of marine assets held for development or sale to their net realizable value.

      Depreciation and amortization expense was $69.1 million for the fiscal year ended April 29, 2001 and $42.3 million for the fiscal year ended April 30, 2000. These expenses relate to property and equipment, berthing and concession rights and the amortization of intangible assets. The 63.2% increase in depreciation and amortization expense is consistent with the increase in fixed assets placed into service or acquired.

      Interest expense was $93.8 million for the fiscal year ended April 29, 2001, net of capitalized interest of $3.8 million and interest income of $5.1 million, compared to $55.6 million for the year ended April 30, 2000, net of capitalized interest of $2.4 million and interest income of $4.8 million. Interest expense primarily relates to indebtedness incurred in connection with the acquisition of property, equipment, leasehold improvements and berthing and concession rights. Additionally, interest expense of $11.5 million net of capitalized interest of $0.7 million and interest income of $0.2 million related to the Isle-Black Hawk is included in interest expense in fiscal 2001. This compares to interest expense of $10.8 million, net of capitalized interest of $1.1 million and interest income of $0.4 million in fiscal 2000.

      Our results of operations for the fiscal year ended April 29, 2001 included a gain on sale of assets of $0.3 million compared to $3.1 million for the fiscal year ended April 30, 2000. Both gains related to the sale of an option to purchase 135 acres of land adjacent to Pompano Park.

      Our effective tax rate was 44.9% prior to extraordinary items for the fiscal year ended April 29, 2001 and 44.3% for the fiscal year ended April 30, 2000, which includes the effects of non-deductible goodwill amortization for income tax purposes.

Fiscal Year Ended April 30, 2000 Compared to Fiscal Year Ended April 25, 1999

      Gross revenue for the fiscal year ended April 30, 2000 was $759.8 million, which included $619.4 million of casino revenue, $24.8 million of rooms revenue, $22.1 million of pari-mutuel commissions and $93.6 million of food, beverage and other revenue. This compares to gross revenue for the previous fiscal year ended April 25, 1999 of $530.1 million, which included $424.4 million of casino revenue, $19.1 million of room revenue, $21.4 million of pari-mutuel commissions and $65.2 million of food, beverage and other revenue. Casino revenue increased $195.0 million or 45.9% primarily as a result of the inclusion of approximately two months of operating results from the acquisition of Lady Luck, a full year of operations at the Isle-Black Hawk (which commenced operations on December 30, 1998), the opening of a 305-room hotel at the Isle-Bossier City, increased market share at the Isle-Lake Charles, the opening of the Isle-Tunica on July 26, 1999 and a full year of operating results from a 124-room hotel at the Isle-Vicksburg (which opened in March 1999). Room revenue and food, beverage and other revenue have increased primarily as a result of the Lady Luck acquisition and the increased number of hotel rooms. Pari-mutuel commissions and fees have increased slightly compared to the prior year as a result of adverse weather conditions in the prior fiscal year.

      Casino operating expenses for the fiscal year ended April 30, 2000 totaled $116.1 million, or 18.7% of casino revenue, versus $77.7 million, or 18.3% of casino revenue, for the fiscal year ended April 25, 1999. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of the casinos. Casino operating expenses have increased slightly as a percentage of casino revenue due to weak operating results at the Isle-Tunica.

      Operating expenses for the fiscal year ended April 30, 2000 also included room expenses of $5.8 million from the hotels at the Isle-Lake Charles, the Isle-Bossier City, the Isle-Biloxi, the Isle-Vicksburg, the Isle-Lula, the Isle-Bettendorf, the Isle-Natchez and the Isle-Marquette. These expenses reflect those directly relating to the cost of providing these hotel rooms. Other costs of the hotels are shared with the casinos and are presented in their respective expense categories. Rooms operating expenses as a percentage of rooms revenue increased from 20.5% for the fiscal year ended April 25, 1999 to 23.5% for the fiscal year ended April 30, 2000. Room expenses and room expenses as a percentage of rooms revenue both increased primarily as a result of start up costs related to the opening of the new 305 room deluxe Isle-Bossier City hotel in late June 1999. Additionally, the hotels acquired through the Lady Luck acquisition currently have higher operating expenses than our other hotels.

      State and local gaming taxes paid in Louisiana, Mississippi, Iowa and Colorado totaled $122.6 million, or 19.8% of casino revenue, for the fiscal year ended April 30, 2000, compared to $86.9 million, or 20.5% of casino revenue for the fiscal year ended April 25, 1999, which is consistent with each state's gaming tax rate for the applicable fiscal years.

      Pari-mutuel operating costs of Pompano Park totaled $16.4 million in fiscal 2000 compared to $15.7 million in fiscal 1999. Such costs consist primarily of compensation, benefits, purses, simulcast fees and other direct costs of track operations. Pari-mutuel operating costs as a percentage of pari-mutuel revenues have increased from 73.7% for the fiscal year ended April 25, 1999 to 74.4% for the fiscal year ended April 30, 2000. This increase is primarily related to increased competition for simulcasting contracts at Pompano Park.

      Food, beverage and other expenses totaled $19.1 million for the fiscal year ended April 30, 2000, compared to $14.2 million for the fiscal year ended April 25, 1999. These expenses have increased as a result of the opening of the Isle-Black Hawk and the Isle-Tunica, as well as the Lady Luck acquisition. These expenses consist primarily of the cost of goods sold, salaries, wages and benefits and operating expenses of these departments. Food and beverage operating expenses as a percentage of food, beverage and other revenues decreased from 21.8% for the fiscal year ending April 25, 1999 to 20.4% for the fiscal year ended April 30, 2000. Food and beverage operating margins were lower primarily due to increased food cost related to certain seafood items that are featured in most of our restaurants.

      Marine and facilities expenses totaled $39.9 million for the fiscal year ended April 30, 2000, versus $28.2 million for the fiscal year ended April 25, 1999. These expenses include salaries, wages and benefits, operating expenses of the marine crews, insurance, housekeeping and general maintenance of the riverboats and floating pavilions. Marine and facilities expenses have increased due to the addition of several new and acquired facilities. Marine and facilities expenses as a percentage of net revenue have remained level at approximately 6.2%.

      Marketing and administrative expenses totaled $167.6 million, or 25.9% of net revenue, for the fiscal year ended April 30, 2000, compared to $121.0 million, or 26.5% of net revenue, for the fiscal year ended April 25, 1999. Marketing expenses include salaries, wages and benefits of the marketing and sales departments, as well as promotions, advertising, special events and entertainment. Administrative expenses include administration and human resource department expenses, rent, new development activities, professional fees and property taxes. Marketing and administrative expenses have increased as a dollar amount due primarily to the opening of the addition of several new and acquired casino facilities, while these expenses as a percentage of total revenue remains level as a result of management's expense containment programs.

      Preopening expenses of $3.4 million for the fiscal year ended April 30, 2000, and $3.3 million for the fiscal year ended April 25, 1999, represent salaries, benefits, training, marketing and other non-capitalizable costs, which were expensed in connection with the opening of the Isle-Tunica in July 1999 and the Isle-Black Hawk in December 1998, respectively.

      Depreciation and amortization expense was $42.3 million for the fiscal year ended April 30, 2000 and $36.3 million for the fiscal year ended April 25, 1999. These expenses relate to property and equipment, berthing and concession rights and the amortization of intangible assets. The increase in depreciation and amortization expense is consistent with the increase in fixed assets placed into service or acquired.

      Interest expense was $55.6 million for the fiscal year ended April 30, 2000, net of capitalized interest of $2.4 million and interest income of $4.8 million, compared to $45.7 million for the year ended April 25, 1999, net of capitalized interest of $7.2 million and interest income of $2.9 million. Interest expense primarily relates to indebtedness incurred in connection with the acquisition of property, equipment, leasehold improvements and berthing and concession rights. Additionally, interest expense of $10.8 million, net of capitalized interest of $1.1 million and interest income of $0.4 million related to the Isle-Black Hawk is included in the fiscal year ended April 30, 2000. This compares to interest expense of $5.2 million, net of capitalized interest of $4.8 million and interest income of $0.9 million, for the fiscal year ended April 25, 1999.

      Our effective tax rate was 44.3% prior to extraordinary items for the fiscal year ended April 30, 2000 and 49.3% for the fiscal year ended April 25, 1999, which includes the effects of non-deductible goodwill amortization for income tax purposes. The effective tax rate decreased during fiscal 2000 compared to fiscal 1999, as a result of increased taxable income which offsets the fixed effects of the non-deductible goodwill amortization.

Liquidity and Capital Resources

      On April 26, 2002, we entered into an amended and restated senior credit facility which refinanced our prior facility. This amended and restated senior credit facility consists of a five-year $250.0 million revolving credit facility and a six-year $250.0 million term loan facility. On March 27, 2002, we issued $200.0 million of 9% senior subordinated notes due 2012.

      At January 27, 2002, we had cash and cash equivalents of $76.8 million compared to $76.7 million in cash and cash equivalents at April 29, 2001. The $0.1 million increase in cash is the net result of $102.7 million net cash provided by operating activities, $81.8 million net cash used in investing activities and $20.7 million net cash used by financing activities.

      We invested $80.4 million in property and equipment during the nine months ended January 27, 2002, primarily for the development of the Isle-Boonville and implementation of a company-wide slot enhancement program. Approximately $9.5 million was expended on maintenance capital expenditures. The following table reflects expenditures for property and equipment on major projects:

                                                  Actual                      Expected
                                        --------------------------- -----------------------------
                                         Fiscal Year   Nine Months   Fiscal Year    Three Months
      Property             Project      Ended 4/29/01 Ended 1/27/02 Ending 4/28/02 Ending 4/28/02
      --------             -------      ------------- ------------- -------------- --------------
                                                          (dollars in millions)
Isle-Boonville....... Develop casino       $ 25.6         $34.4         $ 38.9         $ 4.5
Isle-Kansas City..... Renovations            12.6           1.5            1.5            --
Isle-Lake Charles.... Construct hotel        24.4           0.4            0.4            --
Isle-Tunica.......... Construct hotel &
                      2 theaters             31.4           0.9            0.9            --
Isle-Black Hawk
 (57% owned)......... Construct hotel         7.1            --             --            --
Lady Luck-Las Vegas.. Renovations             1.4           1.1            1.7           0.6
Lady Luck Properties. Convert to Isle        31.8           2.6            2.6            --
Rhythm City-Davenport Renovations            17.5           1.6            1.6            --
All Properties....... Slot program             --          28.4           35.0           6.6
All Properties....... Maintenance             7.4           9.5           26.0          16.5

                                           ------         -----         ------         -----
    Total............                      $159.2         $80.4         $108.6         $28.2

                                           ======         =====         ======         =====

      During the nine months ended January 27, 2002, we used net cash of $20.7 million in financing activities. We borrowed $50.0 million under the "Greenshoe Option" in our term loans, which was used to reduce our revolving loan facility. The Isle-Black Hawk borrowed $80.0 million under a new secured credit facility. We made principal payments on the senior credit facility and other debt of $16.9 million and the Isle-Black Hawk redeemed $75.0 million in principal outstanding on its 13% first mortgage notes. We made net reductions to our line of credit of $42.4 million. We purchased 1.1 million shares of our common stock at a total cost of $8.0 million and made cash distributions to a minority partner totaling $7.5 million.

      On May 3, 2000, we acquired the Isle-Boonville and spent 19 months developing the casino project. We opened the facility December 6, 2001. The total expected investment in this casino project is approximately $71.0 million which includes the purchase price of $11.5 million, a portion of which was allocated to goodwill. Approximately $6.6 million of preopening and other expenditures were incurred. The project is substantially complete, and as of January 27, 2002, we had spent $66.6 million.

      We anticipate that up to $26.0 million in capital improvements will be made during fiscal 2002 to maintain our existing facilities and remain competitive in our markets and $35.0 million for our slot upgrade program. For the nine months ended January 27, 2002, we spent $9.5 million on maintenance capital improvements and $28.4 million on our slot upgrade program.

      We expect that available cash and cash from future operations, as well as borrowings under our senior credit facility, will be sufficient to fund future expansion and planned capital expenditures, service debt and meet working capital requirements. There is no assurance that we will have the capital resources to make all of the expenditures described above or that planned capital investments will be sufficient to allow us to remain competitive in our existing markets. In addition, the indentures governing our notes restrict, among other things, our ability to borrow money or guarantee debt, create liens, make restricted payments and sell assets.

      Our senior credit facility, among other things, restricts our ability to borrow money, make capital expenditures, use assets as security in other transactions, make restricted payments or restricted investments, incur contingent obligations, sell assets and enter into leases and transactions with affiliates. In addition, our senior credit facility requires us to meet certain financial ratios and tests, including: a maximum consolidated total leverage test, a maximum consolidated senior leverage test, a minimum consolidated fixed charge coverage test and a minimum consolidated net worth test.

      On June 18, 2001, we exercised the option under our senior credit facility to add $50.0 million of additional term loans under the same terms, conditions and covenants. Proceeds from the loans were used to reduce outstanding borrowings under our $125.0 million revolving loan facility.

      We must repay all amounts borrowed under the revolving credit facility of our senior credit facility by April 26, 2007, and all amounts borrowed under the term loan facility of our senior credit facility by April 26, 2008. We are required to make quarterly principal payments on the term loan portion of our senior credit facility that began in April 2002. Such payments are presently $625,000 per quarter and will increase to $59.4 million per quarter in July 2007. In addition, we will be required to make substantial quarterly interest payments on the outstanding balance of our senior credit facility, and interest payments of $17.1 million semi-annually on our 83/4% senior subordinated notes due 2009 and interest payments of $9.0 million semi-annually on our 9% senior subordinated notes due 2012.

      We are highly leveraged and may be unable to obtain additional debt or equity financing on acceptable terms. As a result, limitations on our capital resources could delay or cause us to abandon certain plans for capital improvements at our existing properties and development of new properties. We will continue to evaluate our planned capital expenditures at each of our existing locations in light of the operating performance of the facilities at such locations.

      On December 18, 2001, the Isle-Black Hawk redeemed all of its outstanding 13% first mortgage notes in the principal amount of $75.0 million. The redemption price of the first mortgage notes was 106.5% of the principal amount plus accrued and unpaid interest to the date of redemption, equaling a redemption price of $1,065 for each $1,000 principal amount of first mortgage notes, plus accrued and unpaid interest. We recorded an extraordinary loss of $2.4 million, net of taxes of $1.4 million, during the three months ended January 27, 2002 on the extinguishment of the first mortgage notes related to early payment premiums and the write-off of debt acquisition costs.

      On November 16, 2001, the Isle-Black Hawk entered into a $90.0 million secured credit facility that is non-recourse debt to us primarily for the purpose of funding the redemption of the 13% first mortgage notes. The secured credit facility provides for a $10.0 million revolving credit facility, a $40.0 million Tranche A term loan maturing on November 16, 2005 and a $40.0 million Tranche B term loan maturing on November 16, 2006. The Isle-Black Hawk is required to make quarterly principal payments on the term loan portions of the new credit facility that will commence in March 2002. Such payments on the Tranche A term loan initially will be $2.0 million per quarter with scheduled increases to $2.5 million per quarter commencing March 2003 and to $3.0 million per quarter commencing March 2005. Such payments on the Tranche B term loan initially will be $0.1 million per quarter with a scheduled increase to $9.6 million per quarter commencing March 2006.

                                   BUSINESS

Overview

      We are a leading developer, owner and operator of branded gaming facilities and related lodging and entertainment facilities in growing markets in the United States. We wholly own and operate thirteen gaming facilities located in Lake Charles and Bossier City, Louisiana; Lula, Biloxi, Vicksburg, Natchez and Tunica, Mississippi; Kansas City and Boonville, Missouri; Bettendorf, Davenport and Marquette, Iowa; and Las Vegas, Nevada. We also own a 57% interest in, and receive a management fee for operating, a gaming facility in Black Hawk, Colorado. All but two of these gaming facilities operate under the name "Isle of Capri" and feature our distinctive tropical island theme. In addition, we wholly own and operate a pari-mutuel harness racing facility in Pompano Beach, Florida. For the twelve fiscal months ended January 27, 2002, we had total revenue of $1,061 million and EBITDA of $233 million.

Competitive Strengths

      . Strong Brand Identity. All of our casino properties, with the exception of our Davenport and Las Vegas properties, operate under the "Isle of Capri" name and features our distinctive tropical island theme. Most of our gaming facilities contain similar amenities, including hotels, one or more of our trademark restaurants (Farraddays' fine dining restaurant, Calypso's buffet and Tradewinds Marketplace), a Banana Cabana gift shop, an entertainment center for performances and meetings and ample parking. Each Isle of Capri branded facility, except for the Lady Luck-Las Vegas, also offers all customers membership in our Island Gold Players Club rewards program, which rewards loyal customers with Isle Gold points and complimentaries which can be redeemed at any of our properties by using our players club card. We believe our brand name conveys excitement, entertainment, consistent high-quality service and value to our customers.

      . Standardized Quality and Services. We have developed and implemented standardized procedures for operating our casinos, hotels, restaurants and other non-gaming amenities. These procedures have allowed us to fully and effectively integrate the eight properties we have developed or acquired during the past two years. We utilize management development and employee training programs to implement these procedures throughout our facilities, which helps us efficiently operate our facilities. This standardization encourages high-quality service and provides our customers with a consistent experience.

      . Superior Locations in Geographically Diverse Markets. We operate our gaming facilities in six states and thirteen distinct geographic markets. Most of our gaming facilities are conveniently located near major highways. In most cases our facilities are strategically located so that they are either the first casino reached by customers arriving from major nearby cities or are within a cluster of facilities, allowing us to generate significant customer traffic.

      . Substantial Capital Investment in Our Properties. We completed four years of expansion and acquisitions when we opened the Isle-Boonville in December 2001. During that time, we have grown from four to fourteen gaming facilities. The substantial investment in our properties over the past four years has improved the competitive position of many of our properties. As a result, we are not planning significant additional capital investment in our properties in the next year, other than, subject to obtaining all necessary approvals, using a portion of the net proceeds from this offering to accelerate our capital expenditure programs at the Isle-Biloxi and the Isle-Bossier City. These programs consist of the construction of additional hotel rooms and related amenities.

      . Effective Utilization of Proprietary Database. We have developed an extensive proprietary database of primarily slot-oriented customers that allows us to create effective targeted marketing and promotional programs, merchandise giveaways, game tournaments and other special events. We recently implemented the first phase of our Isle One marketing system, which allows our customers to use our players club card at all of our properties, other than the Lady Luck-Las Vegas. These promotional programs are designed to reward customer loyalty and maintain high recognition of our "Isle of Capri" brand. As of January 27, 2002, our database contained approximately
          4.5 million members, of whom approximately 1.0 million receive regular communications from us. We have effectively used our database to encourage repeat visits, increase customers' length of stay and improve our operating results.

      . Experienced, Stable Management Team. We are an experienced gaming operator and opened our first gaming facility approximately ten years ago. Each member of our senior management team has been with us for at least six years, and has extensive gaming or related industry experience.

Casino Properties

      Below is an overview of our existing casino properties as of April 28, 2002:

                                    Date Opened   Slot   Table Hotel Parking
Property                            or Acquired Machines Games Rooms Spaces
--------                            ----------- -------- ----- ----- -------
Louisiana
  Isle-Bossier City................    May 1994  1,139    34    530   2,005
  Isle-Lake Charles................   July 1995  1,688    82    493   2,200
Mississippi
  Isle-Biloxi...................... August 1992  1,193    28    367   1,227
  Isle-Lula........................  March 2000  1,521    35    486   1,780
  Isle-Natchez.....................  March 2000    708    13    143     908
  Isle-Tunica......................   July 1999    895    13    227   1,772
  Isle-Vicksburg................... August 1993    770    24    122   1,100
Missouri
  Isle-Boonville...................   Dec. 2001    909    28     --     884
  Isle-Kansas City.................   June 2000  1,104    25     --   2,054
Iowa
  Isle-Bettendorf..................  March 2000  1,060    36    256   1,539
  Isle-Marquette...................  March 2000    758    13     25     750
  Rhythm City-Davenport............   Oct. 2000  1,017    19    191     984
Colorado
  Isle-Black Hawk (57% owned)......   Dec. 1998  1,128    14    237   1,100
Nevada
  Lady Luck-Las Vegas..............  Sept. 2000    759    19    792     454

Louisiana

The Isle-Bossier City

      The Isle-Bossier City, which commenced operations in May 1994, is located on a 38-acre site along the Red River approximately one-quarter mile off Interstate 20, the main highway connecting Dallas/Ft. Worth, Texas to Bossier City/Shreveport, Louisiana. The property consists of a dockside casino offering 1,139 slot machines and 34 table games, a 305-room on-site deluxe hotel, a 225-room off-site hotel located approximately two miles from the casino, a 39,000 square foot land-based pavilion and entertainment center and 2,005 parking spaces. The pavilion and entertainment center offer a wide variety of non-gaming amenities, including a 77-seat Farraddays' restaurant, a 301-seat Calypso's buffet, a 30-seat Tradewinds Marketplace and Caribbean Cove, which features free live entertainment and can accommodate 563 customers.

      The Bossier City/Shreveport market consists of five dockside gaming facilities which, in the aggregate, generated gaming revenues of approximately $806.1 million in 2001. Among the other operators of dockside gaming facilities in this market are Harrah's Entertainment, Hollywood Casinos, Horseshoe Gaming and Pinnacle Entertainment. Additionally, Louisiana Downs, a pari-mutuel facility located six miles east of the Isle-Bossier City, may develop a slot facility. Bossier City/Shreveport is the closest gaming market to the Dallas/Ft. Worth, Texas metropolitan area, which has a population of approximately 5.2 million and is located approximately 190 miles west of Bossier City/Shreveport. We believe that the Isle-Bossier City attracts customers primarily from the local area, northeastern Texas and the Dallas/Ft. Worth metropolitan area. Approximately 550,000 and 1.8 million people reside within 50 and 100 miles, respectively, of the Isle-Bossier City.

The Isle-Lake Charles

      The Isle-Lake Charles, which commenced operations in July 1995, is located on a 19-acre site along Interstate 10, the main thoroughfare connecting Houston, Texas to Lake Charles, Louisiana. The property consists of two dockside casinos offering 1,688 slot machines and 82 table games, a 252-room deluxe hotel, a separate 241-room hotel, a 105,000 square foot land-based pavilion and entertainment center and 2,200 parking spaces. The pavilion and entertainment center offers customers a wide variety of non-gaming amenities, including a 97-seat Farraddays' restaurant, a 360-seat Calypso's buffet, a 128-seat Tradewinds Marketplace, a 140-seat Kitt's Kitchen and Rum Mill, and Caribbean Cove, which features free live entertainment and can accommodate 180 customers. The pavilion also has a 14,750 square foot activity center comprised of a 1,100-seat special events center designed for live boxing, televised pay-per-view events, concerts, banquets and other events, meeting facilities and administrative offices.

      The Lake Charles market consists of two dockside gaming facilities (the other of which is operated by Harrah's Entertainment), a Native American casino and a pari-mutuel facility (which is operated by Boyd Gaming) that recently installed slot machines. In addition, the last remaining license in Louisiana was recently awarded to Pinnacle Entertainment for a new development. The two dockside gaming facilities, in the aggregate, generated gaming revenues of approximately $371.2 million in 2001. Lake Charles is the closest gaming market to the Houston metropolitan area, which has a population of approximately 4.7 million and is located approximately 140 miles west of Lake Charles. We believe that the Isle-Lake Charles attracts customers primarily from southeast Texas, including Houston, Beaumont, Galveston, Orange and Port Arthur and from local area residents. Approximately 490,000 and 1.6 million people reside within 50 and 100 miles, respectively, of the Isle-Lake Charles.

Mississippi

The Isle-Biloxi

      The Isle-Biloxi, which commenced operations in August 1992, is located on an eight-acre site at the eastern end of a cluster of facilities known as "Casino Row" in Biloxi, Mississippi and is the first property reached by visitors coming from Alabama, Florida and Georgia via Highway 90. The property consists of a dockside casino offering 1,193 slot machines and 28 table games, a 367-room hotel, a 32,000-square foot land-based pavilion and entertainment center and 1,227 parking spaces. The pavilion and entertainment center offers a wide variety of non-gaming amenities, including a 119-seat Farraddays' restaurant, a 504-seat Calypso's buffet, a 50-seat Tradewinds Marketplace and Caribbean Cove, and an open-air lounge area that can accommodate 116 customers.

      The Mississippi Gulf Coast market (which includes Biloxi, Gulfport and Bay St. Louis) is one of the largest gaming markets in the United States and consists of 12 dockside gaming facilities which, in the aggregate, generated gaming revenues of approximately $1.2 billion in 2001. Among the other operators of dockside gaming facilities in this market are MGM Mirage, Park Place Entertainment, Penn National Gaming and Pinnacle Entertainment. The Mississippi Gulf Coast, a regional tourist destination, is the closest gaming market to the Mobile, Alabama metropolitan area which has a population of approximately 540,000 and is located approximately 60 miles east of Biloxi. We believe that the Isle-Biloxi attracts customers from the local area, Alabama, Florida, Georgia and southeastern Louisiana, including New Orleans and Baton Rouge. Approximately 800,000 and 2.9 million people reside within 50 to 100 miles, respectively, of the Isle-Biloxi.

The Isle-Lula

      The Isle-Lula, which was acquired in March 2000, is located off of Highway 49, the only road crossing the Mississippi River from Mississippi to Arkansas for more than 50 miles in either direction. The property consists of two dockside casinos containing 1,521 slot machines and 35 table games, two on-site hotels with a total of 486 rooms, a land-based pavilion and entertainment center and 1,780 parking spaces. The pavilion and entertainment center offer a wide variety of non-gaming amenities, including a 100-seat Farraddays' restaurant, a 300-seat Calypso's buffet and a 48-seat Tradewinds Marketplace.

      The Isle-Lula is the only gaming facility in the Coahoma County, Mississippi market and generated gaming revenues of approximately $93.6 million in 2001. The Isle-Lula is the closest gaming facility to the Little Rock, Arkansas metropolitan area, which has a population of approximately 580,000 and is located approximately 120 miles northwest of the property. Coahoma County is also located approximately 60 miles southwest of Memphis, Tennessee, which is primarily served by 10 casinos in Tunica, Mississippi. Approximately 850,000 people reside within 150 miles of the property's primary target market.

The Isle-Natchez

      The Isle-Natchez, which was acquired in March 2000, is located off of Highways 84 and 85 in western Mississippi. The property consists of a dockside casino offering 708 slot machines and 13 table games, a 143-room hotel located approximately one mile from the casino, an 85-seat Farraddays' restaurant, a 150-seat Calypso's buffet and 908 parking spaces.

      The Isle-Natchez is the only gaming facility in the Natchez market and generated gaming revenues of approximately $35.8 million in 2001. We believe that the Isle-Natchez attracts customers primarily from among the 110,000 people residing within 50 miles of the Isle-Natchez.

The Isle-Tunica

      The Isle-Tunica, which commenced operations in July 1999, is located off of U.S. Highway 61, the main thoroughfare connecting Memphis, Tennessee to Tunica, Mississippi. The property consists of a dockside casino offering 895 slot machines and 13 table games, a 227-room hotel, a 75-seat Farraddays' restaurant, a 180-seat Calypso's buffet, a 35-seat Tradewinds Marketplace, two live entertainment theatres and 1,772 parking spaces.

      On March 14, 2002, we announced that our Board of Directors authorized us to embark on plans to sell or otherwise dispose of the Isle-Tunica.

      The Tunica market consists of 10 dockside gaming facilities which, in the aggregate, generated gaming revenues of approximately $1.1 billion in 2001. Among the other operators of dockside gaming facilities in this market are Boyd Gaming, Hollywood Casinos, Harrah's Entertainment, Horseshoe Gaming, Mandalay Resort Group and Park Place Entertainment. The Tunica market is the closest gaming market to the Memphis, Tennessee metropolitan area. We believe the Isle-Tunica attracts customers primarily from Memphis, which has a population of 1.1 million and is located approximately 40 miles north of the Isle-Tunica.

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The Isle-Vicksburg

      The Isle-Vicksburg, which commenced operations in August 1993, is located on an 18-acre site approximately one-mile north of Interstate 20, the main road connecting Jackson, Mississippi to Vicksburg, Mississippi. The property consists of a dockside casino offering 770 slot machines and 24 table games, a 122-room hotel, a 12,483-square foot land-based pavilion and entertainment center, 1,100 parking spaces and a 67-space recreational vehicle park, a 68-seat Farraddays' restaurant, a 340-seat Calypso's buffet, a Tradewinds Marketplace and live entertainment.

      The Vicksburg market consists of four dockside gaming facilities which, in the aggregate, generated gaming revenues of approximately $232.7 million in 2001. Among the other operators of dockside gaming facilities in this market are Alliance Gaming, Ameristar Casinos and Harrah's Entertainment. The Jackson metropolitan area is also served by a Native American gaming facility. Vicksburg is the closest gaming market to the Jackson, Mississippi metropolitan area, which has a population of approximately 440,000 and is located approximately 40 miles east of Vicksburg. We believe that the Isle-Vicksburg attracts customers primarily from the local area, Jackson and northeastern Louisiana. Approximately 530,000 people reside within 50 miles of the Isle-Vicksburg.

Missouri

The Isle-Boonville

      The Isle-Boonville, which opened on December 6, 2001, is conveniently located off of Interstate 70, approximately halfway between Kansas City and St. Louis. The property consists of a dockside casino offering 909 slot machines and 28 table games, a 16,000-square foot convention center and 884 parking spaces. The pavilion and entertainment center offers customers a wide variety of non-gaming amenities, including a 60-seat Farraddays' restaurant, a 282-seat Calypso's buffet, a 36-seat Tradewinds Marketplace and an historic display area.

      The Isle-Boonville is the only gaming facility in central Missouri. We believe the Isle-Boonville attracts most of its customers from the approximately 733,000 persons living within a 75-mile radius in central Missouri, including Jefferson City and Columbia.

The Isle-Kansas City

      We acquired the Isle-Kansas City in June 2000. The facility is the closest facility to downtown Kansas City and consists of a dockside casino offering 1,104 slot machines and 25 table games, a 72-seat Farraddays' restaurant, a 325-seat Calypso's buffet, a 24-seat Tradewinds Marketplace and 2,054 parking spaces.

      The Kansas City market consists of four dockside gaming facilities which, in the aggregate, generated gaming revenues of approximately $581.7 million in 2001. Among the other operators of dockside gaming facilities in this market are Ameristar Casinos, Argosy Gaming and Harrah's Entertainment. We believe that the Isle-Kansas City attracts customers primarily from the Kansas City metropolitan area, which has approximately 1.7 million residents.

Iowa

The Isle-Bettendorf

      The Isle-Bettendorf, which we acquired in March 2000, is located off of Interstate 74, an interstate highway serving the Quad Cities metropolitan area. The property consists of a riverboat casino offering 1,060 slot machines and 36 table games, a 256-room hotel, approximately 16,000 square feet of convention space, a 125-seat Farraddays' restaurant, a 325-seat Calypso's buffet and 1,539 parking spaces.

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      The Quad Cities market, which consists of Bettendorf and Davenport, Iowa and Moline and Rock Island, Illinois, consists of our two gaming facilities--the Isle-Bettendorf and the Rhythm City-Davenport--and one smaller operator. This market generated, in the aggregate, gaming revenues of approximately $191.1 million in 2001. We believe that the Isle-Bettendorf and the Rhythm City-Davenport attract customers primarily from the Quad Cities area which has approximately 360,000 residents.

The Isle-Marquette

      The Isle-Marquette, which we acquired in March 2000, is located in Marquette, Iowa, which is 60 miles north of Dubuque, Iowa, which has two gaming facilities. The property consists of a riverboat casino offering 758 slot machines and 13 tables games, a land-based facility including a 25-room hotel, a 160-seat Calypso's buffet restaurant, a Tradewinds Marketplace and an entertainment showroom, a marina and 750 parking spaces.

      The Isle-Marquette is the only gaming facility in the Marquette, Iowa market, and generated gaming revenues of approximately $34.5 million in 2001. We believe the Isle-Marquette draws most of its customers from northeast Iowa and Wisconsin and to some extent, competes for those customers with another riverboat facility and a racetrack with slot machines, both of which are in the Dubuque area.

The Rhythm City-Davenport

      The Rhythm City-Davenport, which we acquired in October 2000, is located between Interstates 74 and 280. The property consists of a riverboat gaming facility offering 1,017 slot machines and 19 table games, a 191-room hotel located approximately one mile from the casino, a 90-seat High Notes restaurant, a 290-seat Hit Parade buffet, a 76-seat Rock Around the Clock deli, a 112-seat The Club restaurant and 984 parking spaces.

Colorado

The Isle-Black Hawk

      The Isle-Black Hawk, which commenced operation in December 1998, is located on an approximately 10-acre site and is one of the first gaming facilities reached by customers arriving from Denver via Highway 119, the main thoroughfare connecting Denver to Black Hawk. The property currently consists of a land-based casino with 1,128 slot machines and 14 table games, a 237-room hotel and 1,100 parking spaces in an attached parking garage. The Isle-Black Hawk also offers customers a wide variety of non-gaming amenities, including a 92-seat Farraddays' restaurant, a 244-seat Calypso's buffet, a 32-seat Tradewinds Marketplace and a 4,000-square foot event center that can be used for meetings and entertainment. We own 57% of the Isle-Black Hawk through an unrestricted subsidiary, and receive a management fee for operating the facility.

      The Black Hawk market consists of 19 gaming facilities (eight of which have more than 600 slot machines), which, in aggregate, generated gaming revenues of approximately $478.3 million in 2001. Black Hawk is the closest gaming market to the Denver, Colorado metropolitan area, which has a population of approximately 2.5 million and is located approximately 40 miles east of Black Hawk. We believe that the Isle-Black Hawk attracts customers primarily from Denver, Boulder, Fort Collins and Golden, Colorado and Cheyenne, Wyoming.

Nevada

The Lady Luck-Las Vegas

      In September 2000, we acquired the Lady Luck-Las Vegas from Gemini, Inc. The property, which is located in downtown Las Vegas, consists of a casino offering 759 slot machines and 19 table games, a 792-room hotel, an entertainment facility, a 56-seat Burgundy Room restaurant, a 156-seat Lady Luck Express Buffet and a 42-seat Third Street Grill and 454 parking spaces in an attached parking garage.

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      The Lady Luck-Las Vegas is one of 13 casinos in downtown Las Vegas,
Nevada generating greater than $12.0 million in gaming revenues in 2001. The downtown Las Vegas market generated gaming revenues, in the aggregate, of approximately $616.0 million in 2001. This market serves both tourists and the approximate 1.5 million population of Las Vegas. We believe that the Lady Luck-Las Vegas attracts customers primarily from the local area, Southern California and the midwest portion of the United States.

      On March 14, 2002, we announced that our Board of Directors authorized us to embark on plans to sell or otherwise dispose of the Lady Luck-Las Vegas.

Pompano Park

      In 1995, we acquired Pompano Park, a harness racing track located in Pompano Beach, Florida. Pompano Park is conveniently located off of Interstate 95 and the Florida Turnpike on a 220-acre owned facility, midway between Miami and West Palm Beach. Pompano Park is the only racetrack licensed to conduct harness racing in Florida. Pompano Park can accommodate up to 14,500 customers and has 4,000 parking spaces and 1,040 horse stalls. The six-story, air-conditioned facility includes a box seat area, a 260,000 square foot clubhouse, a large grandstand, a 1,250-seat dining area from which the races can be viewed, five concession stands, five bars and a 180-seat Player's Lounge cafeteria.

      We believe that Pompano Park would be an attractive location for casino-style gaming if such gaming were to be legalized in Florida. Pompano Park would be one of eleven facilities in south Florida to benefit from legislation. This facility draws most of its customers from the 2.6 million people residing within a 25-mile radius.

Marketing

      We attract customers to our casinos by designing and implementing marketing and promotional programs that emphasize our Isle of Capri and Rhythm City themes and reward loyal customers. We have developed an extensive proprietary database of primarily slot-oriented customers that allows us to create effective targeted marketing and promotional programs, merchandise giveaways, game tournaments and other special events. These programs are designed to reward customer loyalty, attract new customers to our properties and maintain high recognition of our brands.

      As of January 27, 2002, our database contained approximately 4.5 million members, of whom approximately 1.0 million receive regular mailings. To develop this database, we offer all of our customers membership in the Island Gold Players Club at Isle of Capri properties and the Fan Club at the Rhythm City-Davenport. These programs reward loyal customers with Isle Gold points which can be redeemed at our casinos by using our players club card. Currently, the players club card allows us to track the member's gaming preferences, maximum, minimum and total amount wagered and frequency of visits. Players are classified in groups according to these characteristics. Our database is used for direct mailings, giveaways and other promotional events that are tailored to these specific groups of players. We have effectively used our database to encourage repeat visits, increase customers' length of stay and improve our operating results.

      We place significant emphasis on attracting local residents and seek to maintain a strong local identity in each market in which we operate by initiating and supporting community and special events. We use radio and television media to promote the "Isle of Capri" brand name and attract customers to our properties. To further enhance our tropical island theme, we have engaged a well-known actor to narrate our radio and television advertisements.

Litigation

      One of our subsidiaries has been named, along with numerous manufacturers, distributors and gaming operators, including many of the country's largest gaming operators, in a consolidated class action lawsuit pending in Las Vegas, Nevada. These gaming industry defendants are alleged to have violated the Racketeer

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Influenced and Corrupt Organizations Act by engaging in a course of fraudulent and misleading conduct intended to induce people to play their gaming machines based upon a false belief concerning how those gaming machines actually operate and the extent to which there is actually an opportunity to win on any given play. The suit seeks unspecified compensatory and punitive damages. A motion for certification of the class is currently pending before the court and no discovery as to the merits of the alleged claims has begun. We are unable at this time to determine what effect, if any, the suit would have on our financial position or results of operations. However, the gaming industry defendants are committed to defend vigorously all claims asserted in the consolidated action.

      In August 1997, a lawsuit was filed which seeks to nullify a contract to which Louisiana Riverboat Gaming Partnership is a party. Pursuant to the contract, Louisiana Riverboat Gaming Partnership pays a fixed amount plus a percentage of revenue to various local governmental entities, including the City of Bossier and the Bossier Parish School Board, in lieu of payment of a per-passenger boarding fee. Summary judgment in favor of Louisiana Riverboat Gaming Partnership was granted on June 4, 1998. That judgment was not appealed and is now final. On June 11, 1998, a similar suit was filed and the lower court rendered judgment in our favor on September 16, 1999. The case was reversed on appeal and remanded to the lower court for further proceedings; however, on October 8, 2001, the trial court dismissed the case again, this time on the basis that the plaintiffs lack standing. The plaintiffs have amended the petition and continue to pursue this matter. We intend to vigorously defend this suit. In addition, a similar action was recently filed against the City of Bossier, challenging the validity of its contracts with Louisiana Riverboat Gaming Partnership and other casinos. Exceptions have been filed requiring joinder of all interested parties, including Louisiana Riverboat Gaming Partnership. We believe the claims are without merit and we intend to continue to vigorously defend this suit along with the other interested parties.

      Lady Luck and several joint venture partners are defendants in a lawsuit brought by the country of Greece and its Minister of Tourism before the Greek Multi-Member Court of First Instance. The action alleges that the defendants failed to make specified payments in connection with the gaming license bid process for Patras, Greece. The payment we are alleged to have been required to make aggregates approximately $2.1 billion drachma (which was approximately $5.3 million as of January 27, 2002 based on published exchange rates). Although it is difficult to determine the damages being sought from the lawsuit, the action may seek damages up to that aggregate amount plus interest from the date of the alleged breach. The court granted summary judgment in our favor and dismissed the lawsuit, but the Ministry of Tourism has appealed the matter. A hearing on the appeal was held in April 2002, but a decision has not yet been made. Accordingly, the outcome is still in doubt and cannot be predicted with any degree of certainty. We believe the claims against us to be without merit and we intend to continue vigorously defending the claims asserted in this action.

      We are engaged in various other litigation matters and have a number of unresolved claims. Although the ultimate liability of this litigation and these claims cannot be determined at this time, we believe that they will not have a material adverse effect on our consolidated financial position or results of operations.

Employees

      As of January 27, 2002, we employed approximately 12,000 people. None of our employees is subject to a collective bargaining agreement. We believe that our relationship with our employees is satisfactory.

Seasonality

      We typically generate the major portion of our income in our first and fourth fiscal quarters, which end in July and April, respectively.

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                           REGULATION AND LICENSING

Louisiana

      In July 1991, Louisiana enacted legislation permitting certain types of gaming activity on certain rivers and waterways in Louisiana. The legislation granted authority to supervise riverboat gaming activities to the Louisiana Riverboat Gaming Commission and the Riverboat Gaming Enforcement Division of the Louisiana State Police. The Louisiana Riverboat Gaming Commission was authorized to hear and determine all appeals relative to the granting, suspension, revocation, condition or renewal of all licenses, permits and applications. In addition, the Louisiana Riverboat Gaming Commission established regulations concerning authorized routes, duration of excursions, minimum levels of insurance, construction of riverboats and periodic inspections. The Riverboat Gaming Enforcement Division of the Louisiana State Police was authorized to investigate applicants and issue licenses, investigate violations of the statute and conduct continuing reviews of gaming activities.

      In May 1996, regulatory oversight of riverboat gaming was transferred to the Louisiana Gaming Control Board, which is comprised of nine voting members appointed by the governor. The Louisiana Gaming Control Board now oversees all licensing matters for riverboat casinos, land-based casinos, video poker and certain aspects of Native American gaming other than those responsibilities reserved to the Louisiana State Police.

      The Louisiana Gaming Control Board is empowered to issue up to 15 licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, no more than six licenses may be granted to riverboats operating from any one designated waterway.

      The Louisiana State Police continues to be involved broadly in gaming enforcement and reports to the Louisiana Gaming Control Board. Louisiana law permits the Louisiana State Police, among other things, to continue to (1) conduct suitability investigations, (2) audit, investigate and enforce compliance with standing regulations, (3) initiate enforcement and administrative actions and (4) perform "all other duties and functions necessary for the efficient, efficacious, and thorough regulation and control of gaming activities and operations" under the Louisiana Gaming Control Board's jurisdiction.

      Louisiana gaming law specifies certain restrictions relating to the operation of riverboat gaming, including the following:

      . agents of the Louisiana State Police are permitted on board at any time during gaming operations;

      . gaming devices, equipment and supplies may only be purchased or leased from permitted suppliers and with respect to gaming equipment, from permitted manufacturers;

      . gaming may only take place in the designated gaming area while the riverboat is docked on a designated river or waterway;

      . gaming equipment may not be possessed, maintained or exhibited by any person on a riverboat except in the specifically designated gaming area or in a secure area used for inspection, repair or storage of such equipment;

      . wagers may be received only from a person present on a licensed riverboat;

      .   persons under 21 are not permitted in designated gaming areas;

      . except for slot machine play, wagers may be made only with tokens, chips or electronic cards purchased from the licensee aboard a riverboat;

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      .   licensees may only use docking facilities and routes for which they are licensed and may only board and discharge passengers at the riverboat's licensed berth;

      .   licensees must have adequate protection and indemnity insurance;

      . licensees must have all necessary federal and state licenses, certificates and other regulatory approvals prior to operating a riverboat; and

      . gaming may only be conducted in accordance with the terms of the license and Louisiana law.

      To receive a gaming license in Louisiana, an applicant must be found to be a person of good character, honesty and integrity and a person whose prior activities, criminal record, if any, reputation, habits and associations do not
(1) pose a threat to the public interest of the State of Louisiana or to the effective regulation and control of gaming or (2) create or enhance the dangers of unsuitable, unfair or illegal practices, methods and activities in the conduct of gaming or the carrying on of business and financial arrangements of gaming activities. In addition, the Louisiana Gaming Control Board will not grant a license unless it finds that, among other things:

      . the applicant can demonstrate the capability, either through training, education, business experience or a combination of the preceding, to operate a gaming operation;

      . the proposed financing of the riverboat and the gaming operations is adequate for the nature of the proposed operation and is from a suitable and acceptable source;

      . the applicant demonstrates a proven ability to operate a vessel of comparable size, capacity and complexity to a riverboat so as to ensure the safety of its passengers;

      . the applicant submits with its application for a license a detailed plan of design of the riverboat;

      . the applicant designates the docking facilities to be used by the riverboat; the applicant shows adequate financial ability to construct and maintain a riverboat; and

      . the applicant has a good faith plan to recruit, train and upgrade minorities in all employment classifications.

      An initial license to conduct riverboat gaming operations is valid for a term of five years and legislation passed in the 1999 legislative session provides for renewals every five years thereafter. Louisiana gaming law provides that a renewal application for the period succeeding the initial five-year term of an operator's license must be made to the Louisiana Gaming Control Board and must include a statement under oath of any and all changes in information, including financial information, provided in the previous application. The transfer of a license or an interest in a license is prohibited. A gaming license is deemed to be a privilege under Louisiana law and, as such, may be denied, revoked, suspended, conditioned or limited at any time by the Louisiana Gaming Control Board. The Isle-Bossier City and the Isle-Lake Charles each received a five-year renewal of their license on July 20, 1999.

      Certain persons affiliated with a riverboat gaming licensee, including directors and officers of the licensee, directors and officers of any holding company of the licensee involved in gaming operations, persons holding 5% or greater interests in the licensee and persons exercising influence over a licensee, are subject to the application and suitability requirements of Louisiana gaming law.

      The sale, purchase, assignment, transfer, pledge or other hypothecation, lease, disposition or acquisition by any person of securities which represent 5% or more of the total outstanding shares issued by a licensee is subject to the approval of the Louisiana Gaming Control Board. A security issued by a licensee must generally disclose these restrictions. Prior approval from the Louisiana Gaming Control Board is required for the sale, purchase, assignment, transfer, pledge or other hypothecation, lease, disposition or acquisition of any ownership interest of 5% or more of any non-corporate licensee or for the transfer of any "economic interest" of 5% or more of any licensee or affiliated gaming person. An "economic interest" is defined as any interest whereby a person

                                      38

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receives or is entitled to receive, by agreement or otherwise, a profit, gain, thing of value, loan, credit, security interest, ownership interest or other benefit.

      Fees payable to the state for conducting gaming activities on a riverboat include (1) $50,000 per riverboat for the first year of operation and $100,000 per year per riverboat thereafter, plus (2) 21.5% of net gaming proceeds. Legislation was passed during the 2001 legislative session that allowed those riverboats which had been required to conduct cruises, including the riverboats at the Isle-Lake Charles, to remain permanently dockside beginning April 1, 2001. The legislation also increased the gaming tax for operators from 18.5% to 21.5%. A statute also authorizes local governing authorities to levy boarding fees. We have development agreements with the local governing authorities in the jurisdictions in which we operate pursuant to which we make payments in lieu of boarding fees.

      A licensee must notify and/or seek approval from the Louisiana Gaming Control Board in connection with any withdrawals of capital, loans, advances or distributions in excess of 5% of retained earnings for a corporate licensee, or of capital accounts for a partnership or limited liability company licensee, upon completion of any such transaction. The Louisiana Gaming Control Board may issue an emergency order for not more than ten days prohibiting payment of profits, income or accruals by, or investments in, a licensee. Unless excepted or waived by the Louisiana Gaming Control Board, riverboat gaming licensees and their affiliated gaming persons must notify the Louisiana Gaming Control Board 60 days prior to the receipt by any such persons of any loans or extensions of credit or modifications thereof. The Louisiana Gaming Control Board is required to investigate the reported loan, extension of credit or modification thereof and to determine whether an exemption exists on the requirement of prior written approval and, if such exemption is not applicable, to either approve or disapprove the transaction. If the Louisiana Gaming Control Board disapproves of a transaction, the transaction cannot be entered into by the licensee or affiliated gaming person. We are an affiliated gaming person of our subsidiaries that hold the licenses to conduct riverboat gaming at the Isle-Bossier City and the Isle-Lake Charles.

      The failure of a licensee to comply with the requirements set forth above may result in the suspension or revocation of that licensee's gaming license. Additionally, if the Louisiana Gaming Control Board finds that the individual owner or holder of a security of a corporate license or intermediary company or any person with an economic interest in a licensee is not qualified under Louisiana law, the Louisiana Gaming Control Board may require, under penalty of suspension or revocation of the license, that the person not:

      .   receive dividends or interest on securities of the corporation;

      . exercise directly or indirectly a right conferred by securities of the corporation;

      .   receive remuneration or economic benefit from the licensee;

      .   exercise significant influence over activities of the licensee; or

      .   continue its ownership or economic interest in the licensee.

      A licensee must periodically report the following information to the Louisiana Gaming Control Board, which is not confidential and is available for public inspection: (1) the licensee's net gaming proceeds from all authorized games, (2) the amount of net gaming proceeds tax paid and (3) all quarterly and annual financial statements presenting historical data, including annual financial statements that have been audited by an independent certified public auditor.

      During the 1996 special session of the Louisiana legislature, legislation was enacted placing on the ballot for a statewide election a constitutional amendment limiting the expansion of gaming which was subsequently passed by the voters. As a result, local option elections are required before new or additional forms of gaming can be brought into a parish.

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

      Proposals to amend or supplement Louisiana's riverboat gaming statute are frequently introduced in the Louisiana State legislature. There is no assurance that changes in Louisiana gaming law will not occur or that such changes will not have a material adverse effect on our business in Louisiana.

Mississippi

      In June 1990, Mississippi enacted legislation legalizing dockside casino gaming for counties along the Mississippi River, which is the western border for most of the state, and the Gulf Coast, which is the southern border for most of the state. The legislation gave each of those counties the opportunity to hold a referendum on whether to allow dockside casino gaming within its boundaries.

      Gaming vessels in Mississippi must be located on the Mississippi River, on navigable waters in eligible counties along the Mississippi River or in the waters lying south of the counties along the Mississippi Gulf Coast. Mississippi law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses that may be issued in Mississippi.

      The ownership and operation of gaming facilities in Mississippi are subject to extensive state and local regulation intended to:

      . prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity;

      . establish and maintain responsible accounting practices and procedures for gaming operations;

      . maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports;

      . provide a source of state and local revenues through taxation and licensing fees;

      .   prevent cheating and fraudulent practices; and

      . ensure that gaming licensees, to the extent practicable, employ Mississippi residents.

      The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted in Mississippi and such changes, if enacted, could have an adverse effect on us and our Mississippi gaming operations.

      We are registered as a publicly traded holding company under the Mississippi Gaming Control Act. Our gaming operations in Mississippi are subject to regulatory control by the Mississippi Gaming Commission, the State Tax Commission and various other local, city and county regulatory agencies (collectively referred to as the "Mississippi Gaming Authorities"). Our subsidiaries have obtained gaming licenses from the Mississippi Gaming Authorities. Any proposed gaming operations outside of Mississippi are also subject to approval by the Mississippi Gaming Commission. The licenses held by our Mississippi gaming operations have terms of three years and are not transferable. The Isle-Biloxi received a renewal gaming license in May 2000, the Isle-Vicksburg obtained a renewal gaming license in February 2001, and the Isle-Tunica obtained a renewal gaming license in May 2001. The Isle-Natchez received its current license in June 2000, and the Isle-Lula received its current licenses in July 2000. There is no assurance that new licenses can be obtained at the end of each three-year period of a license. Moreover, the Mississippi Gaming Commission may, at any time, and for any cause it deems reasonable, revoke, suspend, condition, limit or restrict a license or approval to own shares of stock in our subsidiaries that operate in Mississippi.

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      Substantial fines for each violation of Mississippi's gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. A violation under a gaming license held by a subsidiary of ours operating in Mississippi may be deemed a violation of all the other licenses held by us.

      We, along with each of our Mississippi gaming subsidiaries, must periodically submit detailed financial, operating and other reports to the Mississippi Gaming Commission and/or the State Tax Commission. Numerous transactions, including substantially all loans, leases, sales of securities and similar financing transactions entered into by any of our subsidiaries operating a casino in Mississippi, must be reported to or approved by the Mississippi Gaming Commission. In addition, the Mississippi Gaming Commission may, at its discretion, require additional information about our operations.

      Certain of our officers and employees and the officers, directors and certain key employees of our Mississippi gaming subsidiaries must be found suitable or be licensed by the Mississippi Gaming Commission. We believe that all required findings of suitability related to all of our Mississippi properties have been applied for or obtained, although the Mississippi Gaming Commission at its discretion may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us may be required to be found suitable or licensed, in which case those persons must pay the costs and fees associated with such investigation. The Mississippi Gaming Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Changes in certain licensed positions must be reported to the Mississippi Gaming Commission. In addition to its authority to deny an application for a finding of suitability, the Mississippi Gaming Commission has jurisdiction to disapprove a change in a licensed position. The Mississippi Gaming Commission has the power to require us and any of our Mississippi gaming subsidiaries to suspend or dismiss officers, directors and other key employees or to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

      Employees associated with gaming must obtain work permits that are subject to immediate suspension under certain circumstances. The Mississippi Gaming Commission must refuse to issue a work permit to a person who has been convicted of a felony, and it may refuse to issue a work permit to a gaming employee for any other reasonable cause.

      At any time, the Mississippi Gaming Commission has the power to investigate and require the finding of suitability of any record or beneficial stockholder of ours. The Mississippi Gaming Control Act requires any person who individually or in association with others acquires, directly or indirectly, beneficial ownership of more than 5% of our common stock to report the acquisition to the Mississippi Gaming Commission, and such person may be required to be found suitable. In addition, the Mississippi Gaming Control Act requires any person who, individually or in association with others, becomes, directly or indirectly, a beneficial owner of more than 10% of our common stock, as reported to the SEC, to apply for a finding of suitability by the Mississippi Gaming Commission and pay the costs and fees that the Mississippi Gaming Commission incurs in conducting the investigation.

      The Mississippi Gaming Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a registered publicly traded holding company's stock. However, the Mississippi Gaming Commission has adopted a policy that generally permits certain institutional investors to own beneficially up to 15% of a registered publicly traded holding company's stock without a finding of suitability. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.

      Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. We believe that compliance by us with the licensing procedures and regulatory requirements of the Mississippi Gaming Commission will not affect the marketability of our securities. Any person found unsuitable who holds, directly or indirectly, any beneficial ownership of our securities beyond such time as the Mississippi Gaming

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Commission prescribes may be guilty of a misdemeanor. We are subject to disciplinary action if, after receiving notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our subsidiaries operating casinos in Mississippi, we:

      . pay the unsuitable person any dividend or other distribution upon our voting securities;

      . recognize the exercise, directly or indirectly, of any voting rights conferred by our securities;

      . pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or

      . fail to pursue all lawful efforts to require the unsuitable person to divest itself of the securities, including, if necessary, our immediate purchase of the securities for cash at a fair market value.

      We may be required to disclose to the Mississippi Gaming Commission upon request the identities of the holders of any of our debt securities. In addition, under the Mississippi Gaming Control Act, the Mississippi Gaming Commission may, in its discretion, (1) require holders of our securities to file applications, (2) investigate such holders and (3) require such holders to be found suitable to own such securities. Although the Mississippi Gaming Commission generally does not require the individual holders of obligations such as the notes to be investigated and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with such an investigation.

      The Mississippi regulations provide that a change in control of us may not occur without the prior approval of the Mississippi Gaming Commission. Mississippi law prohibits us from making a public offering of our securities without the approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi, or to retire or extend obligations incurred for one or more such purposes. The Mississippi Gaming Commission has the authority to grant a continuous approval of securities offerings and has granted such approval for us, subject to renewal every two years.

      Regulations of the Mississippi Gaming Commission prohibit certain repurchases of securities of publicly traded holding corporations registered with the Mississippi Gaming Commission, including holding companies such as ours, without prior approval of the Mississippi Gaming Commission. Transactions covered by these regulations are generally aimed at discouraging repurchases of securities at a premium over market price from certain holders of greater than 3% of the outstanding securities of the registered publicly traded corporation. The regulations of the Mississippi Gaming Commission also require prior approval for a "plan of recapitalization" as defined in such regulations.

      We must maintain in the State of Mississippi current stock ledgers, which may be examined by the Mississippi Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must render maximum assistance in determining the identity of the beneficial owner.

      Mississippi law requires that certificates representing shares of our common stock bear a legend to the general effect that the securities are subject to the Mississippi Gaming Control Act and regulations of the Mississippi Gaming Commission. The Mississippi Gaming Commission has the authority to grant a waiver from the legend requirement, which we have obtained. The Mississippi Gaming Commission, through the power to regulate licenses, has the power to impose additional restrictions on the holders of our securities at any time.

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      The Mississippi Gaming Commission enacted a regulation requiring that, as a condition to licensure or license renewal, an applicant must provide a plan to develop infrastructure facilities amounting to 25% of the cost of the casino and a parking facility capable of accommodating 500 cars. In 1999, the Mississippi Gaming Commission approved amendments to this regulation that increased the infrastructure development requirement from 25% to 100% for new casinos (or upon acquisition of a closed casino), but grandfathered existing licensees and development plans approved prior to the effective date of the new regulation (including the Isle-Tunica and the Isle-Lula). "Infrastructure facilities" include any of the following:

      . a 250-room or larger hotel of at least a two-star rating as defined by the current edition of the Mobil Travel Guide;

      .   theme parks;

      .   golf courses;

      .   marinas;

      .   entertainment facilities;

      .   tennis complexes; and

      .   any other facilities approved by the Mississippi Gaming Commission.

      Parking facilities, roads, sewage and water systems or civic facilities are not considered "infrastructure facilities." The Mississippi Gaming Commission may reduce the number of rooms required in a hotel if it is satisfied that sufficient rooms are available to accommodate the anticipated number of visitors.

      License fees and taxes are payable to the State of Mississippi and to the counties and cities in which a Mississippi gaming subsidiary's respective operations will be conducted. The license fee payable to the state of Mississippi is based upon gross revenue of the licensee (generally defined as gaming receipts less payout to customers as winnings) and equals 4% of gross revenue of $50,000 or less per month, 6% of gross revenue in excess of $50,000 but less than $134,000 per calendar month, and 8% of gross revenue in excess of $134,000 per calendar month. The foregoing license fees are allowed as a credit against the licensee's Mississippi income tax liability for the year paid. Additionally, a licensee must pay a $5,000 annual license fee and an annual fee based upon the number of games it operates. The gross revenue tax imposed by the Mississippi communities and counties in which our casino operations are located equals 0.4% of gross revenue of $50,000 or less per calendar month, 0.6% of gross revenue over $50,000 and less than $134,000 per calendar month and 0.8% of gross revenue greater than $134,000 per calendar month. These fees have been imposed in, among other cities and counties, Biloxi, Natchez, Vicksburg, Tunica County and Coahoma County. Certain local and private laws of the state of Mississippi may impose fees or taxes on the Mississippi gaming subsidiaries in addition to the fees described above.

      The Mississippi Gaming Commission requires, as a condition of licensure or license renewal, that casino vessels on the Mississippi Gulf Coast that are not self-propelled must be moored to withstand a Category 4 hurricane with 155 mile-per-hour winds and 15-foot tidal surge. We believe that all of our Mississippi gaming locations currently meet this requirement. A 1996 Mississippi Gaming Commission regulation prescribes the hurricane emergency procedure to be used by the Mississippi Gulf Coast casinos.

      The sale of food or alcoholic beverages at our Mississippi gaming locations is subject to licensing, control and regulation by the applicable state and local authorities. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of the affected casino or casinos. Certain of our officers and managers and our Mississippi gaming subsidiaries must be investigated by the Alcoholic Beverage Control Division of the State Tax Commission in connection with liquor permits that have been issued. The Alcoholic Beverage Control Division of the State Tax Commission must approve all changes in licensed positions.

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      On three separate occasions since 1998, certain anti-gaming groups have proposed referenda that, if adopted, would have banned gaming in Mississippi and required that gaming entities cease operations within two years after the ban. All three referenda were declared invalid by Mississippi courts because each lacked a required government revenue impact statement.

Missouri

      Conducting gambling games and operating an excursion gambling boat in Missouri are subject to extensive regulation under Missouri's Riverboat Gambling Act and the rules and regulations promulgated thereunder. The Missouri Gaming Commission was created by the Missouri Riverboat Gambling Act and is charged with regulatory authority over riverboat gaming operations in Missouri, including the issuance of riverboat gaming licenses. In June 2000, the Isle-Kansas City was issued a riverboat gaming license in connection with our Kansas City operation. In June 2001, this license was renewed for another one-year period and was recently renewed again for a two-year period beginning in June 2002. Additionally, in December 2001, the Isle-Boonville was issued a riverboat gaming license for our Boonville operation.

      In order to obtain a riverboat gaming license, the proposed operating business entity must complete a Class A Riverboat Gaming Application, comprised of comprehensive application forms, including corroborating attachments, and undergo an extensive background investigation by the Missouri Gaming Commission. In addition, each key person associated with the applicant (including owners of a significant direct or indirect interest in the applicant, directors, officers, and managers) must complete a Riverboat Gaming Application Form I and undergo a background investigation. An applicant will not receive a license to conduct gambling games and to operate an excursion gambling boat if the applicant and its key persons have not established good repute and moral character and no licensee shall either employ or contract with any person who has pled guilty to, or been convicted of, a felony, to perform any duties directly connected with the licensee's privileges under a license granted by the Commission. Each license granted entitles a licensee to conduct gambling games on an excursion gambling boat or to operate an excursion gambling boat and the equipment thereon from a specific location. The duration of the license initially runs for two one-year terms; thereafter, two-year terms. The Commission also licenses the serving of alcoholic beverages on riverboats and adjacent facilities. In addition, all local income, earnings, use, property and sales taxes are applicable to licensees.

      In determining whether to grant a license, the Commission considers the following factors, among others: (i) the integrity of the applicants; (ii) the types and variety of games the applicant may offer; (iii) the quality of the physical facility, together with improvements and equipment, and how soon the project will be completed; (iv) the financial ability of the applicant to develop and operate the facility successfully; (v) the status of governmental actions required by the facility; (vi) management ability of the applicant;
(vii) compliance with applicable statutes, rules, charters and ordinances;
(viii) the economic, ecological and social impact of the facility as well as the cost of public improvements; (ix) the extent of public support or opposition; (x) the plan adopted by the home dock city or county; and (xi) effects on competition.

      A licensee is subject to the imposition of penalties, suspension or revocation of its license for any act that is injurious to the public health, safety, morals, good order, and general welfare of the people of the state of Missouri, or that would discredit or tend to discredit the Missouri gaming industry or the state of Missouri, including without limitation: (i) failing to comply with or make provision for compliance with the legislation, the rules promulgated thereunder or any federal, state or local law or regulation; (ii) failing to comply with any rules, order or ruling of the Missouri Gaming Commission or its agents pertaining to gaming; (iii) receiving goods or services from a person or business entity who does not hold a supplier's license but who is required to hold such license by the legislation or the rules; (iv) being suspended or ruled ineligible or having a license revoked or suspended in any state of gaming jurisdiction; (v) associating with, either socially or in business affairs, or employing persons of notorious or unsavory reputation or who have extensive police records, or who have failed to cooperate with any officially constituted investigatory or administrative body and would adversely affect public confidence and trust in gaming; (vi) employing in any Missouri gaming operation any person known to have been found guilty of cheating or using any improper device in connection with any gambling game;

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(vii) use of fraud, deception, misrepresentation or bribery in securing any license or permit issued pursuant to the legislation; (viii) obtaining any fee, charge, or other compensation by fraud, deception or misrepresentation; and
(ix) incompetence, misconduct, gross negligence, fraud, misrepresentation or dishonesty in the performance of the functions or duties regulated by the Missouri Riverboat Gambling Act.

      An ownership interest in a license or in a business entity that holds a license, other than a publicly held business entity, may not be transferred without the approval of the Missouri Gaming Commission. In addition, an ownership interest in a license or in a business entity which holds either directly or indirectly a license, other than a publicly held business entity, may not be pledged as collateral to other than a regulated bank or savings and loan association without the Missouri Gaming Commission's approval.

      Every employee participating in a riverboat gaming operation must hold an occupational license. In addition, the Missouri Gaming Commission issues supplier's licenses, which authorize the supplier licensee to sell or lease gaming equipment and supplies to any licensee involved in the operation of gaming operations.

      Riverboat gaming operations may only be conducted on the Missouri River or Mississippi River. Although all of the excursion gambling boats in Missouri are permanently moored boats or barges, a two hour simulated cruise is imposed in order to ensure the enforcement of loss limit restrictions. Missouri law imposes a maximum loss per person per cruise of $500. Minimum and maximum wagers on games are set by the licensee and wagering may be conducted only with a cashless wagering system, whereby money is converted to tokens, electronic cards or chips that can only be used for wagering. No person under the age of 21 is permitted to wager, and wagers may only be taken from a person present on a licensed excursion gambling boat.

      The Missouri Riverboat Gambling Act imposes a 20% wagering tax on adjusted gross receipts (generally defined as gross receipts less winnings paid to wagerers) from gambling games. The tax imposed is to be paid by the licensee to the Commission on the day after the day when the wagers were made. Of the proceeds of that tax, 10% goes to the local government where the home dock is located, and the remainder goes to the state of Missouri.

      The Missouri Riverboat Gambling Act also requires that licensees pay a $2.00 admission tax to the Missouri Gaming Commission for each person admitted to a gaming cruise. The licensee is required to maintain public books and records clearly showing amounts received from admission fees, the total amount of gross receipts and the total amount of adjusted gross receipts.

Iowa

      In 1989, the State of Iowa legalized riverboat gaming on the Mississippi River and other waterways located in Iowa. The legislation authorized the granting of licenses to not-for-profit corporations which, in turn, are permitted to enter into operating agreements with qualified persons who also actually conduct riverboat gaming operations. Such operators must likewise be approved and licensed by the Iowa Racing and Gaming Commission (the "Iowa Gaming Commission").

      Isle-Bettendorf has the right to renew its operator's contract with the Riverbend Regional Authority, a not-for-profit corporation organized for the purpose of facilitating riverboat gaming in Bettendorf, Iowa, for succeeding three-year periods as long as Scott County voters approve gaming in the jurisdiction. Under the operator's contract, Isle-Bettendorf pays the Riverbend Regional Authority a fee equal to 4.1% of the adjusted gross receipts. Further, Isle-Bettendorf generally must pay a fee to the City of Bettendorf equal to 1.65% of adjusted gross receipts.

      In June 1994, Upper Mississippi Gaming Corporation, a not-for-profit corporation organized for the purpose of facilitating riverboat gaming in Marquette, Iowa, entered into an operator's agreement for the Isle-Marquette for a period of twenty-five years. Under the management agreement, the non-profit organization is to

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be paid a fee of $0.50 per passenger. Further, pursuant to a dock site agreement (which also has a term of twenty-five years), Isle-Marquette is required to pay a fee to the City of Marquette in the amount of $1.00 per passenger, plus a fixed amount of $15,000 per month and 2.5% of gaming revenues (less state wagering taxes) in excess of $20,000,000 but less than $40,000,000; 5% of gaming revenues (less state wagering taxes) in excess of $40,000,000 but less than $60,000,000; and 7.5% of gaming revenues (less state wagering taxes) in excess of $60,000,000.

      On October 2000, the Riverboat Development Authority, a not-for-profit corporation organized for the purpose of facilitating riverboat gaming in Davenport, Iowa, entered into an operator's agreement with Isle-Davenport, Inc. to conduct riverboat gaming in Davenport, Iowa. The operating agreement requires Isle-Davenport to make weekly payments to the qualified sponsoring organization equal to 4.1% of each week's adjusted gross receipts (as defined in the enabling legislation) or $38,461.54, whichever is greater. This agreement will remain in effect through March 31, 2009 and may be extended by Isle-Davenport so long as it holds a license to conduct gaming. In addition, Isle-Davenport pays a docking fee, gaming tax and a payment in lieu of taxes to the City of Davenport. Pursuant to a development agreement with the City, Isle-Davenport has exclusive docking privileges in the City of Davenport until March 31, 2017 in consideration of this docking fee. The docking fee has both a fixed base and a per passenger increment. The fixed fee commenced April 1, 1994 at $111,759 and increases annually by 4%. The incremental component is a $0.10 charge for each passenger in excess of 1,117,579 passengers (which charge also increases by 4% per year). The City is also guaranteed an annual gaming tax of $558,789.50 per year (based on a minimum passenger floor count of 1,117,579 passengers at $0.50 per passenger). Finally, Isle-Davenport is obligated to pay a payment in lieu of taxes to support the downtown development district. This annual lump sum payment is in the amount of $123,516 plus $0.20 per passenger in excess of 1,117,579 passengers. This payment in lieu of taxes is further subject to a minimum $226,179 per year payment.

      Iowa law permits gaming licensees to offer unlimited stakes gaming on games approved by the Iowa Gaining Commission on a 24-hour basis. Dockside casino gaming is authorized by the Iowa Gaming Commission although the licensed vessel is required to conduct at least one two-hour excursion cruise each day for at least 100 days during the excursion season. The legal age for gaming is 21.

      The enabling legislation gives each county the opportunity to hold a referendum on whether to allow casino gaming within its boundaries. A referendum was passed in Scott County in April 1994, with 80% voting in favor of passage and authorizing casino gaming in Bettendorf and Davenport for a period of nine years from the issuance dates of the respective licenses. Similarly, a referendum was passed in Clayton County with approximately 60% voting in favor of passage. Another referendum will be held on November 5, 2002 and if approved, subsequent referenda will occur at eight-year intervals.

      All Iowa licenses were approved for renewal at the March 7, 2002 Iowa Gaming Commission meeting. These licenses are not transferable and will need to be renewed in March 2003 and prior to the commencement of each subsequent annual renewal period.

      The ownership and operation of gaming facilities in Iowa are subject to extensive state laws, regulations of the Iowa Gaming Commission and various county and municipal ordinances (collectively, the "Iowa Gaming Laws"), concerning the responsibility, financial stability and character of gaming operators and persons financially interested or involved in gaming operations, Iowa Gaming Laws seek to: (1) prevent unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) establish and maintain responsible accounting practices and procedures; (3) maintain effective control over the financial practices of licensees (including the establishment of minimum procedures for internal fiscal affairs, the safeguarding of assets and revenues, the provision of reliable record keeping and the filing of periodic reports with the Iowa Gaming Commission); (4) prevent cheating and fraudulent practices; and (5) provide a source of state and local revenues through taxation and licensing fees. Changes in Iowa Gaming Laws could have a material adverse effect on the Iowa gaming operations.

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      Gaming licenses granted to individuals must be renewed every year, and licensing authorities have broad discretion with regard to such renewals. Licenses are not transferable. The Iowa gaming operations must submit detailed financial and operating reports to the Iowa Gaming Commission. Certain contracts of licensees in excess of $50,000 must be submitted to and approved by the Iowa Gaming Commission.

      Certain officers, directors, managers and key employees of the Iowa gaming operations are required to be licensed by the Iowa Gaming Commission. Employees associated with gaming must obtain work permits that are subject to immediate suspension under specific circumstances. In addition, anyone having a material relationship or involvement with the Iowa gaming operations may be required to he found suitable or to be licensed, in which case those persons would be required to pay the costs and fees of the Iowa Gaming Commission in connection with the investigation. The Iowa Gaming Commission may deny an application for a license for any cause deemed reasonable. In addition to its authority to deny an application for license, the Iowa Gaming Commission has jurisdiction to disapprove a change in position by officers or key employees and the power to require the Iowa gaming operations to suspend or dismiss officers, directors or other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the Iowa Gaming Commission finds unsuitable to act in such capacities.

      The Iowa Gaming Commission may revoke a gaming license if the licensee:

      . has been suspended from operating a gaming operation in another jurisdiction by a board or commission of that jurisdiction;

      . has failed to demonstrate financial responsibility sufficient to meet adequately the requirements of the gaming enterprise;

      .   is not the true owner of the enterprise;

      .   has failed to disclose ownership of other persons in the enterprise;

      . is a corporation 10% of the stock of which is subject to a contract or option to purchase at any time during the period for which the license was issued, unless the contract or option was disclosed to the Iowa Gaming Commission and the Iowa Gaming Commission approved the sale or transfer during the period of the license;

      . knowingly makes a false statement of a material fact to the Iowa Gaming Commission;

      . fails to meet a monetary obligation in connection with an excursion gaming boat;

      .   pleads guilty to, or is convicted of a felony;

      . loans to any person, money or other thing of value for the purpose of permitting that person to wager on any game of chance;

      . is delinquent in the payment of property taxes or other taxes or fees or a payment of any other contractual obligation or debt due or owed to a city or county; or

      . assigns, grants or turns over to another person the operation of a licensed excursion boat (this provision does not prohibit assignment of a management contract approved by the Iowa Gaming Commission) or permits another person to have a share of the money received for admission to the excursion boat.

      If it were determined that the Iowa Gaming Laws were violated by a licensee, the gaming licenses held by a licensee could be limited, made conditional, suspended or revoked. In addition, the licensee and the persons involved could be subject to substantial fines for each separate violation of the Iowa Gaming Laws in the discretion of the Iowa Gaming Commission. Limitations, conditioning or suspension of any gaming license could (and revocation of any gaming license would) have a material adverse effect on operations.

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      The Iowa Gaming Commission may also require any individual who has a material relationship with the Iowa gaming operations to be investigated and licensed or found suitable. The Iowa Gaming Commission, prior to the acquisition, must approve any person who acquires 5% or more of a licensee's equity securities. The applicant stockholder is required to pay all costs of this investigation.

      Gaming taxes approximating 20% of the adjusted gross receipts will be payable by each licensee on its operations to the State of Iowa. In addition, there are costs that include a $50,000 initial application fee, yearly operations fees and all costs associated with monitoring and enforcement by the Iowa Gaming Commission and the Iowa Department of Criminal Investigation.

Colorado

      The State of Colorado created the Division of Gaming (the "Colorado Division") within the Department of Revenue to license, implement, regulate and supervise the conduct of limited gaming under the Colorado Limited Gaming Act. The Director of the Colorado Division (the "Colorado Director"), pursuant to regulations promulgated by, and subject to the review of, a five-member Colorado Limited Gaming Control Commission (the "Colorado Commission"), has been granted broad power to ensure compliance with the Colorado gaming laws and regulations (collectively, the "Colorado Regulations"). The Colorado Director may inspect, without notice, impound or remove any gaming device. The Colorado Director may examine and copy any licensee's records, may investigate the background and conduct of licensees and their employees, and may bring disciplinary actions against licensees and their employees. The Colorado Director may also conduct detailed background investigations of persons who loan money to, or otherwise provide financing to, a licensee.

      The Colorado Commission is empowered to issue five types of gaming and gaming-related licenses, and has delegated authority to the Colorado Director to issue certain types of licenses and approve certain changes in ownership. The licenses are revocable and non-transferable. The Isle-Black Hawk's failure or inability, or the failure or inability of others associated with the Isle-Black Hawk, including us and our wholly owned subsidiary, Casino America of Colorado, Inc., to maintain necessary gaming licenses or approvals would have a material adverse effect on our operations. All persons employed by Isle-Black Hawk, and involved, directly or indirectly, in gaming operations in Colorado also are required to obtain a Colorado gaming license. All licenses must be renewed annually, except those for key and support employees, which must be renewed every two years.

      As a general rule, under the Colorado Regulations, no person may have an "ownership interest" in more than three retail gaming licenses in Colorado. The Colorado Commission has ruled that a person does not have an ownership interest in a retail gaming licensee for purposes of the multiple license prohibition if:

      . that person has less than a 5% ownership interest in an institutional investor which has an ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

      . a person has a 5% or more ownership interest in an institutional investor, but the institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

      . an institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

      . an institutional investor possesses voting securities in a fiduciary capacity for another person, and does not exercise voting control over 5% or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee;

      . a registered broker or dealer retains possession of voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers and not for its own account, and exercises voting rights for less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;

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

      . a registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and exercises voting rights in less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee;

      . an underwriter is holding securities of a publicly traded licensee or publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days after the beginning of such underwriting if it exercises voting rights of less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;

      . a book entry transfer facility holds voting securities for third parties, if it exercises voting rights with respect to less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee; or

      . a person's sole ownership interest is less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee.

      Hence, our business opportunities, and those of persons with an "ownership interest" in us, Casino America of Colorado, Inc. or the Isle-Black Hawk, are limited to interests that comply with the Colorado Regulations and the Colorado Commission's rule.

      In addition, pursuant to the Colorado Regulations, no manufacturer or distributor of slot machines or associated equipment may, without notification being provided to the Colorado Division within ten days, knowingly have an interest in any casino operator, allow any of its officers or any other person with a substantial interest in such business to have such an interest or employ any person if that person is employed by a casino operator. A "substantial interest" means the lesser of (i) as large an interest in an entity as any other person or (ii) any financial or equity interest equal to or greater than 5%. The Colorado Commission has ruled that a person does not have a "substantial interest" if such person's sole ownership interest in such licensee is through the ownership of less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded affiliated company of a licensee.

      We are a "publicly traded corporation" under the Colorado Regulations.

      Under the Colorado Regulations, any person or entity having any direct or indirect interest in a gaming licensee or an applicant for a gaming license, including, but not limited to, us and Casino America of Colorado, Inc. and their security holders, may be required to supply the Colorado Commission with substantial information, including, but not limited to, background information, source of funding information, a sworn statement that such person or entity is not holding his or her interest for any other party, and fingerprints. Such information, investigation and licensing (or finding of suitability) as an "associated person" automatically will be required of all persons (other than certain institutional investors discussed below) which directly or indirectly beneficially own 10% or more of a direct or indirect beneficial ownership or interest in Isle-Black Hawk, through their beneficial ownership of any class of voting securities of us, Casino America of Colorado, Inc. or Isle-Black Hawk. Those persons must report their interest within 10 days and file appropriate applications within 45 days after acquiring that interest. Persons who directly or indirectly beneficially own 5% or more (but less than 10%) of a direct or indirect beneficial ownership or interest in Isle-Black Hawk, through their beneficial ownership of any class of voting securities of Isle-Black Hawk, us or Casino America of Colorado, Inc., must report their interest to the Colorado Commission within 10 days after acquiring that interest and may be required to provide additional information and to be found suitable. (It is the current practice of the gaming regulators to require findings of suitability for persons beneficially owning 5% or more of a direct or indirect beneficial ownership or interest, other than certain institutional investors discussed below.) If certain institutional investors provide specified information to the Colorado Commission and are holding for investment purposes only, those investors, in the Colorado Commission's discretion, may be permitted to own up to 14.99% of Isle-Black Hawk through their beneficial ownership in any class of voting of securities of Isle-Black Hawk, Casino America of Colorado, Inc., or

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us, before being required to be found suitable. All licensing and investigation fees will have to be paid by the person in question. The associated person investigation fee currently is $57 per hour.

      The Colorado Regulations define a "voting security" to be a security the holder of which is entitled to vote generally for the election of a member or members of the board of directors or board of trustees of a corporation or a comparable person or persons of another form of business organization.

      The Colorado Commission also has the right to request information from any person directly or indirectly interested in, or employed by, a licensee, and to investigate the moral character, honesty, integrity, prior activities, criminal record, reputation, habits and associations of: (1) all persons licensed pursuant to the Colorado Limited Gaming Act; (2) all officers, directors and stockholders of a licensed privately held corporation; (3) all officers, directors and stockholders holding either a 5% or greater interest, or a controlling interest in a licensed publicly traded corporation; (4) all general partners and all limited partners of a licensed partnership; (5) all persons which have a relationship similar to that of an officer, director or stockholder of a corporation (such as members and managers of a limited liability company); (6) all persons supplying financing or loaning money to any licensee connected with the establishment or operation of limited gaming; (7) all persons having a contract, lease or ongoing financial or business arrangement with any licensee, where such contract, lease or arrangement relates to limited gaming operations, equipment devices or premises; and (8) all persons contracting with or supplying any goods and services to the gaming regulators.

      Certain public officials and employees are prohibited from having any direct or indirect interest in a license or limited gaming.

      In addition, under the Colorado Regulations, every person who is a party to a "gaming contract" (as defined below) or lease with an applicant for a license, or with a licensee, upon the request of the Colorado Commission or the Colorado Director, must promptly provide the Colorado Commission or Colorado Director all information which may be requested concerning financial history, financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community and all other information which might be relevant to a determination of whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Colorado Director or the Colorado Commission to require a licensee or applicant to terminate its "gaming contract" or lease with any person who failed to provide the information requested. In addition, the Colorado Director or the Colorado Commission may require changes in "gaming contracts" before an application is approved or participation in the contract is allowed. A "gaming contract" is defined as an agreement in which a person does business with or on the premises of a licensed entity.

      The Colorado Commission and the Colorado Division have interpreted the Colorado Regulations to permit the Colorado Commission to investigate and find suitable persons or entities providing financing to or acquiring securities from us, Casino America of Colorado, Inc. or Isle-Black Hawk. As noted above, any person or entity required to file information, be licensed or found suitable would be required by us to pay the costs thereof and of any investigation. Although the Colorado Regulations do not require the prior approval for the execution of credit facilities or issuance of debt securities, the Colorado regulators reserve the right to approve, require changes to or require the termination of any financing, including if a person or entity is required to be found suitable and is not found suitable. In any event, lenders, note holders, and others providing financing will not be able to exercise certain rights and remedies without the prior approval of the Colorado gaming authorities. Information regarding lenders and holders of securities will be periodically reported to the Colorado gaming authorities.

      Except under certain limited circumstances relating to slot machine manufacturers and distributors, every person supplying goods, equipment, devices or services to any licensee in return for payment of a percentage, or calculated upon a percentage, of limited gaming activity or income must obtain an operator license or be listed on the retailer's license where such gaming will take place. With respect to the foregoing requirement, it is the current

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practice of the Colorado Division to require manufacturers and distributors to obtain an operator's license if the limited exceptions do not apply to them and to require other persons to be listed as associated persons on the license of the applicable retailer.

      An application for licensure or suitability may be denied for any cause deemed reasonable by the Colorado Commission or the Colorado Director, as appropriate. Specifically, the Colorado Commission and the Colorado Director must deny a license to any applicant who, among other things: (1) fails to prove by clear and convincing evidence that the applicant is qualified; (2) fails to provide information and documentation requested; (3) fails to reveal any fact material to qualification, or supplies information which is untrue or misleading as to a material fact pertaining to qualification; (4) has been convicted of, or has a director, officer, general partner, stockholder, limited partner or other person who has a financial or equity interest in the applicant who has been convicted of, specified crimes, including the service of a sentence upon conviction of a felony in a correctional facility, city or county jail, or community correctional facility or under the state board of parole or any probation department within ten years prior to the date of the application, gambling-related offenses, theft by deception or crimes involving fraud or misrepresentation, is under current prosecution for such crimes (during the pendency of which license determination may be deferred), is a career offender or a member or associate of a career offender cartel, or is a professional gambler; or (5) has refused to cooperate with any state or federal body investigating organized crime, official corruption or gaming offenses.

      If the Colorado Commission determines that a person or entity is unsuitable to directly or indirectly own interests in us, Casino America of Colorado, Inc. or Isle-Black Hawk, then we, Casino America of Colorado, Inc., or Isle-Black Hawk may be sanctioned, which may include the loss of our approvals and licenses.

      The Colorado Commission does not need to approve in advance a public offering of securities but rather requires a filing of notice and additional documents with regard to a public offering of voting securities prior to such public offering. The Colorado Commission may, in its discretion, require additional information and prior approval of such public offering.

      In addition, the Colorado Regulations prohibit a licensee or affiliated company thereof, such as Casino America of Colorado, Inc. or us, from paying any unsuitable person any dividends or interest upon any voting securities or any payments or distributions of any kind (except as set forth below), or paying any unsuitable person any remuneration for services or recognizing the exercise of any voting rights by any unsuitable person. Further, under the Colorado Regulations, Isle-Black Hawk may repurchase its voting securities from anyone found unsuitable at the lesser of the cash equivalent to the original investment in Isle-Black Hawk or the current market price as of the date of the finding of unsuitability unless such voting securities are transferred to a suitable person (as determined by the Colorado Commission) within sixty (60) days after the finding of unsuitability. A licensee or affiliated company must pursue all lawful efforts to require an unsuitable person to relinquish all voting securities, including purchasing such voting securities. The staff of Colorado Division has taken the position that a licensee or affiliated company may not pay any unsuitable person any interest, dividends or other payments with respect to non-voting securities, other than with respect to pursuing all lawful efforts to require an unsuitable person to relinquish non-voting securities, including by purchasing or redeeming such securities. Further, the, regulations require anyone with a material involvement with a licensee, including a director or officer of a holding company, such as Casino America of Colorado, Inc. or us, to file for a finding of suitability if required by the Colorado Commission.

      Because of their authority to deny an application for a license or suitability, the Colorado Commission and the Colorado Director effectively can disapprove a change in corporate position of a licensee and with respect to any entity which is required to be found unsuitable, or indirectly can cause us, Casino America of Colorado, Inc. or Isle-Black Hawk to suspend or dismiss managers, officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

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      The sale, lease, purchase and conveyance or acquisition of a controlling interest in Isle-Black Hawk is subject to the approval of the Colorado Commission. Under some circumstances, we may not sell any interest in our Colorado gaming operations without the prior approval of the Colorado Commission. On April 1, 2002, the Colorado Division requested comments with respect to a proposed amendment to the Colorado Gaming Regulations. Under the proposed regulation, a publicly traded corporation could not directly or indirectly acquire control of a licensed publicly traded corporation or of a publicly traded corporation which is an affiliated company, without a determination by the Colorado Division as to whether prior approval by the Colorado Commission would be required. Under the proposal, information would need to be submitted to the Division within 10 business days after the signing or completion of a contract or proposed offer with respect to the proposed change in control, including information with respect to the terms of the proposed transaction, proposed changes in management, and general source of funding. Within 15 business days after receipt of the documentation, the Colorado Division would notify the licensee whether the acquisition would require the prior approval of the Colorado Commission. There is no assurance that the proposal will be adopted or that it will not be amended, for example to include any person, in addition to a publicly traded corporation, seeking to acquire control of a licensee or to include additional information to be submitted to the Colorado Division.

      Isle-Black Hawk must meet specified architectural requirements, fire safety standards and standards for access for disabled persons. Isle-Black Hawk also must not exceed specified gaming square footage limits as a total of each floor and the full building. The casino at Isle-Black Hawk may operate only between 8:00 a.m. and 2:00 a.m., and may permit only individuals 21 or older to gamble in the casino. It may permit slot machines, blackjack and poker, with a maximum single bet of $5.00. Isle-Black Hawk may not provide credit to its gaming patrons.

      A licensee is required to provide information and file periodic reports with the Colorado Division, including identifying those who have a 5% or greater ownership, financial or equity interest in the licensee, or who have the ability to control the licensee, or who have the ability to exercise significant influence over the licensee, or who loan money or other things of value to a licensee, or who have the right to share in revenues of limited gaming, or to whom any interest or share in profits of limited gaming has been pledged as security for a debt or performance of an act. A licensee, and any parent company or subsidiary of a licensee, who has applied to a foreign jurisdiction for licensure or permission to conduct gaming, or who possesses a license to conduct foreign gaming, is required to notify the Colorado Division. Any person licensed by the Colorado Commission and any associated person of a licensee must report criminal convictions and criminal charges to the Colorado Division.

      The Colorado Commission has broad authority to sanction, fine, suspend and revoke a license for violations of the Colorado Regulations. Violations of many provisions of the Colorado Regulations also can result in criminal penalties.

      The Colorado Constitution currently permits gaming only in a limited number of cities and certain commercial districts in such cities.

      The Colorado Constitution permits a gaming tax of up to 40% on adjusted gross gaming proceeds, and authorizes the Colorado Commission to change the rate annually. The current gaming tax rate is 0.25% on adjusted gross gaming proceeds of up to and including $2.0 million, 2% over $2.0 million up to and including $4.0 million, 4% over $4.0 million up to and including $5 million, 11% over $5.0 million up to and including $10.0 million, 16% over $10.0 million up to and including $15.0 million and 20% on adjusted gross gaming proceeds in excess of $15.0 million. The City of Black Hawk has imposed an annual device fee of $750 per gaming device and may revise same from time to time.

      Colorado participates in multi-state lotteries.

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      The sale of alcoholic beverages is subject to licensing, control and regulation by the Colorado Liquor Agencies. All persons who directly or indirectly hold a 10% or more interest in, or 10% or more of the issued and outstanding capital stock of, Isle-Black Hawk, through their ownership of Casino America of Colorado, Inc. or us, must file applications and possibly be investigated by the Colorado Liquor Agencies. The Colorado Liquor Agencies also may investigate those persons who, directly or indirectly, loan money to or have any financial interest in liquor licensees. In addition, there are restrictions on stockholders, directors and officers of liquor licensees from being a stockholder, director, officer or otherwise interested in some persons lending money to liquor licensees or from making loans to other liquor licensees. All licenses are revocable and transferable only in accordance with all applicable laws. The Colorado Liquor Agencies have the full power to limit, condition, suspend or revoke any liquor license and any disciplinary action could (and revocation would) have a material adverse effect upon the operations of Isle-Black Hawk, Casino America of Colorado, Inc. and us. Isle-Black Hawk holds a hotel and restaurant liquor license for its casino, hotel and restaurant operations, rather than a gaming tavern license.

      Accordingly, no person directly or indirectly interested in Isle-Black Hawk may be directly or indirectly interested in most other types of liquor licenses, and specifically cannot be directly or indirectly interested in an entity which hold a gaming tavern license. The remedies of certain lenders may be limited by applicable liquor laws and regulations.

Nevada

      The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and (ii) various local regulations and ordinances. We are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board") and the City of Las Vegas. The Nevada Commission, the Nevada Board and the City of Las Vegas are collectively referred to as the "Nevada Gaming Authorities."

      The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on our gaming operations.

      Our subsidiary which operates Lady Luck-Las Vegas, Gemini, Inc. ("Gemini"), is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. Gemini is licensed to conduct nonrestricted gaming operations. Our wholly owned subsidiary LL Holding Corporation ("LLHC") is registered as an intermediary company and has been found suitable to own the stock of Gemini. We are registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and have been found suitable to own the stock of LLHC. Gemini is a corporate licensee and LLHC is a registered intermediary company (each individually a "Gaming Subsidiary" and collectively, the "Gaming Subsidiaries") under the terms of the Nevada Act. As a Registered Corporation, the Company is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from the Gaming Subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. We and the Gaming Subsidiaries have obtained from the Nevada Commission the various registrations, approvals, permits and licenses (individually a "Gaming License" and collectively, "Gaming Licenses") required in order to engage in gaming activities in Nevada.

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      The Nevada Gaming Authorities may investigate an individual who has a material relationship to, or material involvement with us or the Gaming Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Gaming Subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of ours who are actively and directly involved in gaming activities of the Gaming Subsidiaries may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

      If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us or the Gaming Subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require us or the Gaming Subsidiaries to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

      We and the Gaming Subsidiaries are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by us and the Gaming Subsidiaries must be reported to, or approved by, the Nevada Commission and/or the Nevada Board.

      If it were determined that the Nevada Act was violated by a Gaming Subsidiary, the Gaming Licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, us, the Gaming Subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Lady Luck-Las Vegas and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any Gaming License or the appointment of a supervisor could (and revocation of any Gaming License would) materially adversely affect our gaming operations.

      Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have its suitability as a beneficial holder of our voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the state of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

      The Nevada Act requires any person who acquires beneficial ownership of more than 5% of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in

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our corporate charter, bylaws, management, policies or our operations, any of our gaming affiliates, or any other action which the Nevada commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting an all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable in a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

      Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we (i) pay that person any dividend or interest upon our voting securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pay remuneration in any form to that person for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities, including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

      The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

      We are required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However; to date, the Nevada Commission has not imposed such a requirement on us.

      We may not make a public offering of our securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. In August 2001, the Nevada Commission granted us prior approval to make public offerings for a period of two years, subject to certain conditions ("Shelf Approval"). However the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board and must be renewed at the end of the one-year period. The Shelf Approval also applies to any affiliated company wholly owned by us ("Affiliate") which is or would thereby become a publicly traded corporation pursuant to a public offering. The Shelf Approval also includes approval for the Gaming Subsidiaries to guarantee any security issued by, or to hypothecate their assets to secure the payment or performance of any obligations evidenced by a security issued by, us or an Affiliate in a public offering under the Shelf Approval. The Shelf Approval also includes approval to place restrictions upon the transfer of, and to enter into agreements not to encumber the

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equity securities of the Gaming Subsidiaries ("Stock Restrictions"). The Shelf
Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

      Changes in control of us through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby it obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation musk satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

      The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring shares of the Registered Corporation.

      License fees and taxes, computed in various ways depending an the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the serving or selling of food or refreshments or the selling of any merchandise. Nevada licensees that hold a license as an operator of a slot route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

      Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the grounds of unsuitability.

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Florida

      On June 15, 1995, the Florida Department of Business and Professional Regulation, acting through its division of pari-mutuel wagering (the "Florida Division"), issued its final order approving Pompano Park as a pari-mutuel wagering permit holder for harness and quarter horse racing at Pompano Park. The Florida Division approved Pompano Park's license to conduct a total of 149 live evening performances for the season beginning July 1, 2001 to June 30, 2002. Although we do not presently intend to conduct quarter horse racing operations at Pompano Park, we may do so in the future, subject to Florida Division approval. The Florida Division must approve any transfer of 10% or more of stock of a pari-mutuel racing permit holder such as Pompano Park.

      The Florida Statute and the applicable rules and regulations thereunder (the "Florida Statute") establishes license fees, the tax structure on pari-mutuel permit holders and minimum purse requirements for breeders and owners. The Florida Division may revoke or suspend any permit or license upon the willful violation by the permit holder or licensee of any provision of the Florida Statute. Instead of suspending or revoking a permit or license, the Florida Division may impose various civil penalties on the permit holder or licensee. Penalties may not exceed $1,000 for each count or separate offense.

      Pursuant to a Florida Division order and recent enactments to the Florida Statute, Pompano Park is also authorized to conduct full-card pari-mutuel wagering on: (1) simulcast harness races from outside Florida throughout the racing season and (2) night thoroughbred races within Florida if the thoroughbred permit holder has decided to simulcast night races. Pompano Park has been granted the exclusive right in Florida to conduct full-card simulcasting of harness racing on days during which no live racing is held at Pompano Park. However, on non-race days, Pompano Park must offer to rebroadcast its simulcast signals to pari-mutuel facilities that are not thoroughbred parks. In addition, Pompano Park may transmit its live races into any dog racing or jai alai facility in Florida, including Dade and Broward counties, for intertrack wagering. The Florida Statute establishes the percentage split between Pompano Park and the other facilities receiving such signals. Recent legislation in Florida provided certain reductions in applicable tax and license fees related to intertrack wagering on broadcasts of simulcast harness racing and thoroughbred racing. We believe that simulcast rights at Pompano Park and the recent changes in the Florida Statute are important to Pompano Park's operating results.

      The Florida Statute permits pari-mutuel facilities licensed by the Florida Division to operate card rooms in those counties in which a majority vote of the County Commission has been obtained and a local ordinance has been adopted. Pompano Park closed its card room in fiscal 2001 due to lack of profits.

Non-Gaming Regulation

      We are subject to certain federal, state and local safety and health, employment and environmental laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clean Air Act, Clean Water Act, Occupational Safety and Health Act, Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. We have not made, and do not anticipate making, material expenditures with respect to such environmental laws and regulations. However, the coverage and attendant compliance costs associated with such laws, regulations and ordinances may result in future additional costs to our operations. For example, the Department of Transportation has promulgated regulations under the Oil Pollution Act of 1990 requiring owners and operators of certain vessels to establish through the Coast Guard evidence of financial responsibility for clean up of oil pollution. This requirement has been satisfied by proof of adequate insurance.

      Our riverboats operated in Louisiana and Iowa must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety and must hold U.S. Coast Guard Certificates of Documentation and Inspection. The U.S. Coast Guard requirements also set limits on the operation of the riverboats and requires licensing of certain personnel involved with the operation of the riverboats. Loss of a riverboat's Certificate of Documentation and Inspection could preclude its use as a riverboat casino. Each of our riverboats is inspected annually and, every five years, is subject to dry-docking for inspection of its hull, which could result in a temporary loss of service.

      The barges are inspected by third parties and certified with respect to stability and single compartment flooding integrity. Our casino barges must also meet local fire safety standards. We would incur additional costs if any of our gaming facilities are not in compliance with one or more of these regulations.

      Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. Substantial penalties can be imposed against us if we fail to comply with these regulations.

      All of our shipboard employees, even those who have nothing to do with our operation as a vessel, such as dealers, waiters and security personnel, may be subject to the Jones Act which, among other things, exempts those employees from state limits on workers' compensation awards.

                                  MANAGEMENT

Directors and Named Executive Officers

      The following table sets forth certain information concerning our named executive officers and directors:

      Name           Age                         Position
      ----           ---                         --------
Bernard Goldstein... 73  Chairman, Chief Executive Officer and Director
John M. Gallaway.... 63  President, Chief Operating Officer and Director
Allan B. Solomon.... 66  Executive Vice President, Secretary, General Counsel
                           and Director
Robert S. Goldstein. 47  Director
Alan J. Glazer...... 61  Director
Emanuel Crystal..... 75  Director
W. Randolph Baker... 54  Director
Jeffrey D. Goldstein 49  Director
Rexford A. Yeisley.. 55  Senior Vice President, Chief Financial Officer, Treasurer
                           and Assistant Secretary
Timothy M. Hinkley.. 46  Senior Vice President of Operations

      Bernard Goldstein has been our Chairman of the Board since June 1992 and our Chief Executive Officer since September 1995. From June 1992 until February 1993, and from September 1995 to December 1995, Mr. Goldstein was also our President. Mr. Goldstein has been active in the development of the riverboat gaming industry in a number of states and was Chairman of the Board of Steamboat Development Corporation and Steamboat Southeast, Inc., companies involved in the first legalized riverboat gaming ventures in the United States. In addition to his involvement in the riverboat gaming industry, Mr. Goldstein has been involved in scrap metal recycling since 1951 and barge-line transportation since 1960. Mr. Goldstein is the father of Robert S. Goldstein and Jeffrey D. Goldstein.

      John M. Gallaway has been our President since December 1995, our Chief Operating Officer since July 1996 and a director since April 1996. From July 1995 to November 1995, Mr. Gallaway was a professor at the University of Houston. Mr. Gallaway was Deputy Managing Director, Gaming, of Sun International, a company engaged in owning and operating casinos and resorts, from September 1992 to August 1994. Prior to that, from 1984 to 1992, Mr. Gallaway was President and General Manager of TropWorld Casino Resort in Atlantic City and, from 1981 to 1984, he was President and General Manager of the Tropicana Casino Hotel in Las Vegas.

      Allan B. Solomon has been our Secretary and a director since June 1992, served as our Chief Financial Officer and Treasurer from June 1992 to October 1993, and was Chairman of our Executive Committee from January 1993 to April 1995. Mr. Solomon became our General Counsel in May 1994 and became Executive Vice President in April 1995. From 1986 to May 1994, Mr. Solomon was President of Allan B. Solomon, P.A., which was a partner in the Florida law firm of Broad and Cassel.

      Robert S. Goldstein has been a director since February 1993. Mr. Goldstein is the President of Alter Trading Corporation, a company engaged in the business of scrap metal recycling, and has been associated with that company since 1977. Additionally, Mr. Goldstein is a director, officer and stockholder of the Steamboat Development Corporation and Steamboat Southeast, Inc. and has been an officer of several affiliated river transportation companies engaged in stevedoring and equipment leasing since 1980. Mr. Goldstein is the son of Bernard Goldstein and the brother of Jeffrey D. Goldstein.

      Alan J. Glazer has been a director since November 1996, and is currently Vice President and Regional Managing Partner and a director of Morris Anderson & Associates, Ltd., a management consulting firm.

Mr. Glazer also serves as a director of Alter Barge Lines, Inc., a private company owned by Bernard Goldstein and members of his family.

      Emanuel Crystal has been a director since October 1993, and is currently the Chief Executive Officer of Jackson Iron & Metal Company, Inc. in Jackson, Mississippi. He has held that position for over five years and has served in various positions with that company since 1949.

      W. Randolph Baker has been a director since 1997. Mr. Baker is Vice Chairman and CEO of Thompson & Baker, a public relations and public affairs firm located in Memphis, Tennessee. Previously, Mr. Baker served as a visiting professor of gaming studies at the University of Nevada, Reno, and as Director of Public Affairs for The Promus Companies Incorporated, then a holding company for casino and hotel brands.

      Jeffrey D. Goldstein has been a director since October 2001. Mr. Goldstein is Chairman and Chief Executive Officer of Alter Barge Lines, Inc. and its related transportation entities. Mr. Goldstein has been associated with the company for thirty years, serving in various management roles. Mr. Goldstein is the son of Bernard Goldstein and the brother of Robert S. Goldstein.

      Rexford A. Yeisley has been our Chief Financial Officer since December 1995. Mr. Yeisley was Senior Vice President and Chief Financial Officer of Six Flags Theme Parks, Inc. from 1991 to 1995, and from 1987 to 1991, Mr. Yeisley was Vice President and Chief Financial Officer of that company.

      Timothy M. Hinkley has been our Senior Vice President of Operations since April 1997. Mr. Hinkley was the General Manager and Vice President of the Isle-Biloxi from May 1992 to April 1997. Prior to that, from 1990 to 1992, Mr. Hinkley was Vice President of Food, Beverage and Entertainment of Steamboat Development Corporation.

                             CERTAIN TRANSACTIONS

      A corporation wholly owned by the Goldstein family leases land to us on a month-to-month basis for parking at the Isle-Bettendorf at a monthly rent of $20,000 and warehouse space at a monthly rent of $3,360. We have also agreed to remove our construction debris from adjacent property owned by a wholly owned corporation of the Goldstein family which we estimate would not cost us in excess of $100,000.

      We reimburse Alter Trading Corporation, a company owned by Robert S. Goldstein, Jeffrey D. Goldstein and other members of the Goldstein family, for annual lease payments of approximately $99,000 with respect to property leased by Alter Trading Corporation. The land was leased at our request in order to secure a site for possible casino operations.

      During fiscal 2001, we contracted with Alter Barge Lines, Inc., a company owned by Robert S. Goldstein, Jeffrey D. Goldstein and other members of the Goldstein family for the towing and storage of a riverboat owned by us. Total payments under the contract equaled approximately $122,000.

      We manage the Isle-Black Hawk for a fee which is equal to two percent of revenue (after deducting one-half of gaming taxes), plus ten percent of operating income, the total of which is not to exceed four percent of revenue, as defined.

                      PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth specified information with respect to the beneficial ownership of our common stock as of April 28, 2002 with respect to:

      . persons known by us to be beneficial owners of more than 5% of our common stock;

      .   each of our named executive officers and directors;

      .   each of the selling stockholders; and

      .   all of our named executive officers and directors as a group.

      The beneficial ownership is calculated based on 28,718,947 shares of our common stock outstanding as of April 28, 2002, which excludes 3,106,640 shares held by us in treasury, and 32,718,947 shares of common stock to be outstanding after completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, all persons listed have sole voting and dispositive power over the shares beneficially owned.

                                              Shares Beneficially          Shares Beneficially
                                              Owned Prior to the            Owned After the
                                                 Offering(2)       Shares       Offering
                                              -----------------   Offered  -----------------
Name(1)                                         Number    Percent for Sale   Number    Percent
-------                                       ----------  ------- -------- ----------  -------
Robert S. Goldstein (3)...................... 10,036,020   34.9%  250,000   9,510,496   29.0%
B.I.J.R.R. Isle, Inc. (4)....................  8,752,625   30.5        --   8,477,101   25.9
B.I. Isle Partnership, L.P. (5)..............  4,552,625   15.9   275,524   4,277,101   13.1
Bernard Goldstein (6)........................  1,905,554    6.5    24,476   1,581,078    4.8
Alter Company (7)............................  1,320,578    4.6   300,000   1,020,578    3.1
Richard A. Goldstein (8).....................  1,206,457    4.2   250,000     956,457    2.9
John M. Gallaway (9).........................    281,000    1.0        --     281,000     *
Allan B. Solomon (10)........................    393,649    1.4        --     393,649    1.2
Alan J. Glazer (11)..........................     48,000     *         --      48,000     *
Emanuel Crystal (12).........................     89,500     *         --      89,500     *
W. Randolph Baker (13).......................     35,000     *         --      35,000     *
Jeffrey D. Goldstein (14)....................  1,317,257    4.6   250,000   1,067,257    3.3
Rexford A. Yeisley (15)......................     91,172     *         --      91,172     *
Timothy M. Hinkley (16)......................      2,000     *         --       2,000     *
All Named Executive Officers and Directors as
  a Group (10 persons) (17).................. 14,199,152   47.7            13,099,152   38.8

  * Less than 1%.
--------
 (1)Unless otherwise indicated below, the business address for each member or affiliated entity of the Goldstein family listed below is 2200 Corporate Boulevard, N.W., Boca Raton, Florida 33431.
 (2)Calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days of April 28, 2002, are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
 (3)The number of shares beneficially owned prior to the offering includes 8,752,625 shares which Robert S. Goldstein, as President of B.I.J.R.R. Isle, Inc. (the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P.) has indirect beneficial ownership, and 62,500 shares issuable upon the exercise of stock options issued to Robert S. Goldstein. The number of shares beneficially owned after the offering is reduced for all shares sold in this offering by Robert S. Goldstein and B.I. Isle Partnership, L.P. The business address of Robert S. Goldstein is 555 North New Ballas Road, Suite 150, St. Louis, Missouri 63141.

 (4)Shares are reported as beneficially owned by Robert S. Goldstein, as President of B.I.J.R.R. Isle, Inc. The number of shares beneficially owned prior to the offering includes 4,552,625 shares which B.I.J.R.R. Isle, Inc., as the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P., has indirect beneficial ownership. The number of shares beneficially owned after the offering is reduced for all shares sold in this offering by B.I. Isle Partnership, L.P. The address for B.I.J.R.R. Isle, Inc. is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.
 (5)Shares are reported as beneficially owned by B.I.J.R.R. Isle, Inc., as the sole general partner of B.I. Isle Partnership, L.P., and by Robert S. Goldstein, as President of B.I.J.R.R. Isle, Inc.
 (6)The number of shares beneficially owned prior to the offering includes 1,320,578 shares held by Alter Company, of which Bernard Goldstein, as President, has indirect beneficial ownership, 560,500 shares issuable upon the exercise of stock options issued to Bernard Goldstein and 24,476 shares held in the Bernard Goldstein Retirement Plan. The number of shares beneficially owned after the offering is reduced for all shares sold in this offering by the Alter Company and the Bernard Goldstein Retirement Plan.
 (7)Shares are reported as beneficially owned by Bernard Goldstein, as President of Alter Company. The address for Alter Company is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.
 (8)The business address for Richard A. Goldstein is 555 North New Ballas Road, Suite 150, St. Louis, Missouri 63141.
 (9)Includes 195,513 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(10)Includes 142,359 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(11)Includes 20,000 shares issuable upon the exercise of stock options that are exercisable within 60 days and 1,000 shares owned by Alan J. Glazer's wife.
(12)Includes 48,500 shares issuable upon the exercise of stock options that are exercisable within 60 days and 2,000 shares owned by Emanuel Crystal's wife.
(13)Includes 8,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(14)The business address for Jeffrey D. Goldstein is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.
(15)Includes 8,386 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(16)Includes 2,000 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(17)Information provided is for the individuals who were our named executive officers and directors on April 28, 2002 and includes 1,047,758 shares issuable upon the exercise of stock options that are exercisable within 60 days. The amount does not include 1,490,207 shares beneficially owned by relatives of Bernard Goldstein, Robert S. Goldstein and Jeffrey D. Goldstein, other than them, the beneficial ownership of which is disclaimed by Bernard Goldstein, Robert S. Goldstein and Jeffrey D. Goldstein. If such shares were included in the category "All Named Executive Officers and Directors as a Group," the number of shares of our common stock beneficially owned by such group as of April 28, 2002 would have been 15,689,359 and the percentage of outstanding shares of our common stock owned by such group as of April 28, 2002 would have been 52.7%.

                         DESCRIPTION OF CAPITAL STOCK

      In the discussion that follows, we have summarized certain provisions of our certificate of incorporation and bylaws relating to our capital stock and our rights agreement. You should read our certificate of incorporation and bylaws and the rights agreement described below for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of these documents with the SEC.

General

      Our certificate of incorporation authorizes the issuance of:

      .   45,000,000 shares of common stock,

      .   3,000,000 shares of Class B common stock, $0.01 par value, and

      .   2,000,000 shares of preferred stock, $0.01 par value.

Our board of directors has designated 50,000 shares of our preferred stock as Series A junior participating preferred stock, $0.01 par value, for issuance in connection with the rights agreement described below. As of April 28, 2002, 28,718,947 shares of our common stock were issued and outstanding which excludes 3,106,640 shares held by us in treasury, and no shares of our Class B common stock or our preferred stock were issued or outstanding. As of April 28, 2002, all issued and outstanding shares of our common stock were fully paid and non-assessable.

Common Stock

      The rights and privileges of the holders of our common stock are subject to the preferential rights and privileges of the holders of any Class B common stock or preferred stock outstanding. The following summarizes the terms of our common stock:

      Dividend Rights. Holders of shares of our common stock are entitled to a pro rata share of any dividends declared on the common stock by our board of directors from funds legally available therefor. We have never paid a dividend and do not anticipate paying one in the near future. See "Dividend Policy."

      Liquidation Rights. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in all assets remaining after payment in full of liabilities, including the liquidation rights of any of our outstanding preferred stock or Series A junior participating preferred stock.

      Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders are not entitled to cumulate votes for the election of directors. Accordingly, the holders of more than 50% of all of the shares outstanding can elect all of the directors. Significant corporate transactions such as amendments to our certificate of incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of a majority of the outstanding shares of our common stock. Other matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

      Redemption, Conversion and Sinking Fund Provisions. There are no redemption, conversion or sinking fund provisions with respect to our common stock.

      Preemptive and Other Subscription Rights. There are no preemptive or other subscription rights with respect to our common stock.

Class B Common Stock

      Our board of directors is authorized by our certificate of incorporation to establish one or more series of Class B common stock and to fix such powers, rights, preferences and limitations of such class or series, which rights and preferences could be superior to those of our existing common stock. We currently have no plans to issue Class B common stock.

Preferred Stock

      Our board of directors is authorized by our certificate of incorporation to establish one or more series of preferred stock and to fix such powers, rights, preferences and limitations of such class or series, which rights and preferences could be superior to those of our existing common stock or Class B common stock. It is not possible to state the actual effect of the authorization and issuance of other series of preferred stock on the rights of holders of our common stock until the board of directors determines the specific terms, rights, and preferences of a series of such preferred stock. Such effects, however, might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, or impairing liquidation rights of the common stock. Other series of our preferred stock could be authorized and issued by us without further action by holders of our common stock. At April 28, 2002, no shares of preferred stock are issued or outstanding.

      In connection with the authorization of our rights agreement discussed below, the board of directors designated 50,000 shares of our preferred stock as Series A junior participating preferred stock. The shares of Series A preferred stock have been reserved for issuance pursuant to the rights agreement. The following summarizes the terms of our Series A preferred stock:

      Dividend Rights. Subject to the prior and superior rights of the holders of any shares of any series of our preferred stock ranking superior to shares of the Series A preferred stock, the holders of shares of Series A preferred stock will generally be entitled to receive quarterly dividends payable in cash commencing on the first quarterly dividend payment date after the first issuance of shares of Series A preferred stock, in an amount equal to the greater of (i) $1.00 and (ii) subject to adjustment, an amount equal to one thousand times the per share amount of any distribution or dividends made with respect to our common stock. Additionally, we are required to declare a dividend on the Series A preferred stock at the time we declare a dividend on our common stock. No dividend (other than a dividend payable in shares of our common stock) shall be paid or payable to holders of our common stock unless, prior thereto, all accrued but unpaid dividends shall have been paid to holders of our Series A preferred stock.

      Liquidation Rights. Upon our liquidation, dissolution, or winding up, no distribution will be made to the holders of shares of stock ranking junior to the Series A preferred stock unless, prior thereto, the holders of shares of Series A preferred stock have received $0.01 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions will be made to the holders of shares of Series A preferred stock unless, prior thereto, the holders of shares of common stock have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by
(ii) 1,000 (as appropriately adjusted). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A preferred stock and common stock, respectively, holders of Series A preferred stock and holders of shares of common stock will receive their ratable and proportionate share of the remaining assets to be distributed.

      Voting Rights. Subject to adjustment, each one one-thousandth of a share of Series A preferred stock will entitle the holder to one vote on all matters submitted to a vote of our stockholders. Except as otherwise provided by law, the holders of shares of Series A preferred stock and the holders of shares of our common stock will generally vote together as one class on all matters submitted to a vote of our stockholders. If, and for so long as, dividends on any shares of Series A preferred stock are in arrears in an amount equal to six quarterly dividends, then all holders of Series A preferred stock with dividends so in arrears shall have the right, voting separately as a single class, to elect two directors.

      Redemption, Conversion and Sinking Fund Provisions. The shares of Series A preferred stock are not redeemable by us.

      Preemptive and Other Subscription Rights. There are no preemptive rights or subscription rights with respect to our Series A preferred stock.

Limitation on Share Ownership

      Our certificate of incorporation prohibits any person from becoming the beneficial owner of 5% or more of any class or series of our issued and outstanding capital stock unless such person agrees in writing to (i) provide to any governmental authority regulating gaming information regarding such person, (ii) respond to written or oral questions that may be propounded by any governmental authority regulating gaming and (iii) consent to the performance of any background investigation that may be required by any governmental authority regulating gaming, including without limitation, an investigation of any criminal record of such person. Subject to the rights of the holders of any of our Class B common stock or preferred stock then outstanding, our board of directors may redeem any shares of our capital stock held by a Disqualified Holder (as defined below) at a price equal to the fair market value of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required. A "Disqualified Holder" means any beneficial owner of shares of our capital stock or any of our subsidiaries, whose holding of shares of our capital stock, when taken together with the holder of shares of capital stock by any other beneficial owner may in the judgment of our board of directors, result in (i) the disapproval, modification, or non-renewal of any contract under which we, or any of our subsidiaries has sole or shared authority to manage any gaming operations, or
(ii) the loss or non-reinstatement of any license or franchise from any governmental agency held by us or any of our subsidiaries to conduct any portion of its business, which license or franchise is conditioned upon some or all of the holders of our capital stock meeting certain criteria.

Rights Agreement

      We have adopted a rights agreement under which the holders of our common stock have been granted one preferred share purchase right for each share of our common stock held. Each of these rights, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock at a price of $12.50 per one one-thousandth share, subject to adjustment.

      The rights are not exercisable until the "distribution date," which is defined in the rights agreement as the earlier of:

      . the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock (the "Shares Acquisition Date"); or

      . the fifteenth business day (or such later date as may be determined by action of our board of directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer by a person or group if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of our outstanding common stock.

      The rights will expire on March 3, 2007, unless earlier redeemed by our board of directors as set forth in the rights agreement.

      Subject to certain exceptions, if any person (other than us, our subsidiaries, any person receiving newly-issued shares of our common stock directly from us or members of or entities in the Goldstein family) becomes the beneficial owner of more than 15% or more of our outstanding common stock, each holder of a right will have the right to receive, upon exercise of the right, shares of our common stock having a value equal to two times the exercise price of the right. Additionally, if at any time following the Shares Acquisition Date, we are acquired in a merger or other business combination, or if 50% or more of our assets or earning power are sold, each holder of a right will have the right to receive, upon exercise of the right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right. Following the occurrence of any of the events set forth in the preceding two sentences, however, any rights that are, or (in certain circumstances) were, beneficially owned by an Acquiring Person will immediately become null and void.

      The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the rights being redeemed or a substantial number of rights being acquired, and under certain circumstances the rights beneficially owned by such a person or group will become null and void. The rights should not interfere with any merger or other business combination approved by our board of directors because, if the rights would become exercisable as a result of such merger or business combination, our board of directors may, at its option, redeem all (but not less than all) of the then outstanding rights at the redemption price as set forth in the rights agreement.

      The above description of the rights agreement is not complete. You should refer to the copy of the rights agreement that we filed with the SEC as an exhibit to our Registration Statement on Form 8-A filed on February 14, 1997.

Possible Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and of Delaware Law

      Our certificate of incorporation and bylaws and Section 203 of the DGCL contain certain provisions that may make more difficult the acquisition of control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

      The availability for issue of shares of our Class B common stock, our preferred stock and our common stock by us without further action by stockholders (except as may be required by applicable stock exchange or Nasdaq regulations) could be viewed as enabling our board of directors to make more difficult a change in control of us, including by issuing warrants or rights to acquire shares of Class B common stock, preferred stock or common stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of us. We have no present plans to issue any shares of Class B common stock, preferred stock or common stock other than as offered hereby or as contemplated under our employee benefit plans.

      Significant corporate transactions such as amendments to our certificate of incorporation, mergers, sale of assets and dissolution or liquidation require approval by the affirmative vote of majority of the outstanding shares of our common stock. Other matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the shares present at the particular stockholders meeting.

      Section 203 of the DGCL ("Section 203") restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of the person, an interested stockholder. Section 203 prevents, for a period of three years following the date that a person becomes an interested stockholder, the following types of transactions between the corporation and the interested stockholder (unless certain conditions, described below, are met): (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation,
(c) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder and (e) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

      The three-year ban does not apply if either the proposed transaction or the transaction by which the interested stockholder became an interested stockholder is approved by the board of directors of the corporation prior to the time that this stockholder becomes an interested stockholder. Additionally, an interested stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby this stockholder becomes an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not an interested stockholder (or who becomes an interested stockholder with approval of the board of directors) if the proposed transaction involves (a) certain mergers or consolidations involving the corporation, (b) a sale or other transfer of over 50% of the aggregate assets of the corporation or (c) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market could adversely affect the prevailing market price.

      Upon completion of this offering, we will have 32,718,947 shares of common stock outstanding based on 28,718,947 shares outstanding at April 28, 2002, which excludes 3,106,640 shares held by us in treasury. The 5,350,000 shares of common stock being sold hereby will be freely tradable, other than by our "affiliates" as such term is defined in the Securities Act, without restriction or registration under the Securities Act.

      The selling stockholders and their affiliates and our executive officers and directors have entered into contractual "lock-up" agreements generally providing that, subject to certain limited exceptions, they will not offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to see, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 90 days after the date of this prospectus, without the prior written consent of the book-running manager, except that we may, without such consent, grant options and sell shares pursuant to our stock incentive plans. The book-running manager may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. The book-running manager currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, the book-running manager will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 90-day lock-up period, the restricted securities will be available for sale in the public market subject to compliance with Rule 144.

      In general, under Rule 144 as currently in effect, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

      .   1% of the then outstanding shares of common stock; or

      . the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, if a person (or persons whose shares are aggregated) is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above if at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

      We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. There can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered hereby.

                                 UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Deutsche Bank Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC, Hibernia Southcoast Capital, Inc., Jefferies & Company, Inc. and McDonald Investments Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

                                               Number
         Underwriters                         of Shares
         ------------                         ---------
Merrill Lynch, Pierce, Fenner & Smith........
         Incorporated........................
CIBC World Markets Corp......................
Deutsche Bank Securities Inc.................
Dresdner Kleinwort Wasserstein Securities LLC
Hibernia Southcoast Capital, Inc.............
Jefferies and Company, Inc...................
McDonald Investments Inc.....................
                                              ---------
         Total............................... 5,350,000
                                              =========

      The underwriters have agreed to purchase all of the shares of common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us and the selling stockholders that they propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to dealers at
that price less a concession not in excess of $      per share. The
underwriters may allow, and the dealers may reallow, a discount not in excess
of $      per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

                                                        Per  Without  With
                                                       Share Option  Option
                                                       ----- ------- ------
Public offering price.................................   $      $      $
Underwriting discount.................................   $      $      $
Proceeds, before expenses, to Isle of Capri...........   $      $      $
Proceeds, before expenses, to the selling stockholders   $      $      $

      The expenses of the offering, not including the underwriting discount,
are estimated at $     and are payable by us.

Overallotment Options

      We have granted options to the underwriters to purchase up to 802,500 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

      We and the selling stockholders and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

      .   offer, pledge, sell or contract to sell any common stock,

      .   sell any option or contract to purchase any common stock,

      .   purchase any option or contract to sell any common stock,

      .   grant any option, right or warrant for the sale of any common stock,

      .   lend or otherwise dispose of or transfer any common stock,

      . request a demand that we file a registration statement related to the common stock, or

      . enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

      This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for, or repayable with, common stock. It also applied to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

      Merrill Lynch may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements. Merrill Lynch does not have any current intention to release shares of common stock subject to these lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of any such determination, possibly including, but not limited to, the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing of the proposed sale.

Nasdaq National Market Listing

      The shares of our common stock are listed on the Nasdaq National Market under the symbol "ISLE."

Price Stabilization, Short Positions And Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit underwriters and the selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover the positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in an open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of common stock made by the underwriters in the open market prior to the completion of the offering.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, underwriters and the selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of the Regulation M under the Exchange Act for a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

      Some of the underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

      Our consolidated financial statements as of April 29, 2001 and April 30, 2000 and for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, appearing in this prospectus and in the registration statement, and appearing in our Annual Report on Form 10-K for the fiscal year ended April 29, 2001, incorporated by reference in this prospectus and in the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein and incorporated herein by reference, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

             AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

      Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      We have filed a registration statement under the Securities Act with the SEC with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this prospectus.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC and they are incorporated by reference into this prospectus:

      . our Annual Report on Form 10-K for the fiscal year ended April 29, 2001;

      . our Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2001;

      . our Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2001; and

      . our Quarterly Report on Form 10-Q for the fiscal quarter ended January 27, 2002.

      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

      You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

                          Isle of Capri Casinos, Inc.
                             1641 Popps Ferry Road
                           Biloxi, Mississippi 39532
                      Attention: Chief Financial Officer
                                (228) 396-7000

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Consolidated Balance Sheets as of January 27, 2002 (unaudited) and April
  29, 2001.................................................................  F-2

Consolidated Statements of Operations for the three and nine fiscal months ended January 27, 2002 and January 28, 2001 (unaudited)..................  F-4

Consolidated Statement of Stockholders' Equity for the nine fiscal months ended January 27, 2002 (unaudited).......................................  F-5

Consolidated Statements of Cash Flows for the nine fiscal months ended
  January 27, 2002 and January 28, 2001 (unaudited)........................  F-6

Notes to consolidated financial statements for the nine fiscal months ended January 27, 2002 and January 28, 2001 (unaudited)..................  F-8

Report of Independent Auditors, Ernst & Young LLP.......................... F-28

Consolidated Balance Sheets as of April 29, 2001 and April 30, 2000........ F-29

Consolidated Statements of Operations for the fiscal years ended April 29,
  2001, April 30, 2000 and April 25, 1999.................................. F-31

Consolidated Statements of Stockholders' Equity for the fiscal years ended
  April 29, 2001, April 30, 2000 and April 25, 1999........................ F-32

Consolidated Statements of Cash Flows for the fiscal years ended April 29,
  2001, April 30, 2000 and April 25, 1999.................................. F-33

Notes to consolidated financial statements for the fiscal years ended
  April 29, 2001, April 30, 2000 and April 25, 1999........................ F-35

                          ISLE OF CAPRI CASINOS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                            January 27,  April 29,
                                  ASSETS                                       2002        2001
                                  ------                                    ------------ ----------
Current assets:                                                             (Unaudited)
   Cash and cash equivalents............................................... $     76,836 $   76,659
   Accounts receivable.....................................................        9,018      9,203
   Income tax receivable...................................................           --      4,700
   Deferred income taxes...................................................        8,843     14,536
   Prepaid expenses and other assets.......................................       17,445     16,359
                                                                            ------------ ----------
       Total current assets................................................      112,142    121,457
Property and equipment--net................................................      893,924    872,168

Other assets:
   Property held for development or sale...................................        2,860      2,860
   Goodwill................................................................      306,647    291,755
   Other intangible assets.................................................       62,918     66,411
   Deferred financing costs, net of accumulated amortization of $9,122 and
     $8,533, respectively..................................................       18,835     21,856
   Restricted cash.........................................................        3,681      4,300
   Prepaid deposits and other..............................................        4,284      2,100
                                                                            ------------ ----------
       Total assets........................................................ $  1,405,291 $1,382,907
                                                                            ============ ==========



                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                                     January 27,    April 29,
                       LIABILITIES AND STOCKHOLDERS' EQUITY                             2002          2001
                       ------------------------------------                         -------------  ----------
Current liabilities:                                                                 (Unauditied)
   Current maturities of long-term debt............................................ $      35,959  $   20,936
   Accounts payable trade..........................................................        21,204      22,635
   Accrued liabilities:
       Interest....................................................................        14,449       9,521
       Payroll and related.........................................................        43,494      35,653
       Property and other taxes....................................................        17,934      14,963
       Income taxes................................................................        15,682          --
       Progressive jackpots and slot club awards...................................        12,808      12,616
       Other.......................................................................        32,066      43,222
                                                                                    -------------  ----------
          Total current liabilities................................................       193,596     159,546
Long-term debt, less current maturities............................................       998,856   1,018,185
Deferred income taxes..............................................................        10,281      15,563
Other accrued liabilities..........................................................        16,197       9,670
Minority interest..................................................................         9,092      13,902
Stockholders' equity:
   Preferred stock, $.01 par value; 2,000 shares authorized; none issued...........            --          --
   Common stock, $.01 par value; 45,000 shares authorized; shares issued and
     outstanding: 31,130 at January 27, 2002 and 30,615 at April 29, 2001..........           309         306
   Class B common stock, $.01 par value; 3,000 shares authorized; none issued......            --          --
   Additional paid-in capital......................................................       131,451     129,408
   Unearned compensation...........................................................        (1,586)     (1,800)
   Retained earnings...............................................................        76,721      54,788
   Accumulated other comprehensive loss............................................        (4,084)         --
                                                                                    -------------  ----------
                                                                                          202,811     182,702
Treasury stock, 3,086 shares at January 27, 2002 and 1,959 shares at April 29, 2001       (25,542)    (16,661)
                                                                                    -------------  ----------
   Total stockholders' equity......................................................       177,269     166,041
                                                                                    -------------  ----------
   Total liabilities and stockholders' equity...................................... $   1,405,291  $1,382,907
                                                                                    =============  ==========


                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                     (In thousands, except per share data)

                                                       Three Months Ended       Nine Months Ended
                                                     ----------------------  ----------------------
                                                     January 27, January 28, January 27, January 28,
                                                        2002        2001        2002        2001
                                                     ----------- ----------- ----------- -----------
Revenues:
   Casino...........................................  $255,704    $229,201    $770,990    $690,579
   Rooms............................................    11,592      13,363      41,551      35,355
   Pari-mutuel commissions and fees.................     6,975       6,060      15,390      14,129
   Food, beverage and other.........................    35,948      37,309     112,017     107,711
                                                      --------    --------    --------    --------
       Gross revenues...............................   310,219     285,933     939,948     847,774
       Less promotional allowances..................    48,084      48,425     154,371     140,805
                                                      --------    --------    --------    --------
          Net revenues..............................   262,135     237,508     785,577     706,969
Operating expenses:
   Casino...........................................    51,080      50,607     152,019     139,762
   Gaming taxes.....................................    55,904      46,442     165,280     138,053
   Rooms............................................     2,791       3,121       9,584       8,208
   Pari-mutuel......................................     4,814       4,388      11,025      10,402
   Food, beverage and other.........................     8,735       8,195      26,166      22,843
   Marine and facilities............................    16,445      16,758      51,937      45,920
   Marketing and administrative.....................    65,479      64,439     201,759     182,946
   Preopening expenses..............................     2,334          --       3,871          --
   Other charges....................................        --       4,276          --       4,276
   Depreciation and amortization....................    18,647      18,530      53,083      49,648
                                                      --------    --------    --------    --------
       Total operating expenses.....................   226,229     216,756     674,724     602,058
                                                      --------    --------    --------    --------
Operating income....................................    35,906      20,752     110,853     104,911
   Interest expense.................................   (21,133)    (25,561)    (68,130)    (72,883)
   Interest income..................................       113         427         641       3,625
   Gain on disposal of assets.......................        --          --         125         271
   Minority interest................................    (1,962)     (1,282)     (5,624)     (4,241)
   Equity in loss of unconsolidated joint ventures..        --          (1)         --        (110)
                                                      --------    --------    --------    --------
Income (loss) before income taxes and extraordinary
  item..............................................    12,924      (5,665)     37,865      31,573
   Income tax provision (benefit)...................     4,842      (2,707)     13,494      14,326
                                                      --------    --------    --------    --------
Income (loss) before extraordinary item.............     8,082      (2,958)     24,371      17,247
Extraordinary loss on extinguishment of debt, net of
  applicable income tax benefit of $1,420...........    (2,438)         --      (2,438)         --
                                                      --------    --------    --------    --------
Net income (loss)...................................  $  5,644    $ (2,958)   $ 21,933    $ 17,247
                                                      ========    ========    ========    ========
Earnings (loss) per share of common stock:
Earnings (loss) per common share--basic:
   Income (loss) before extraordinary item..........  $   0.29    $  (0.10)   $   0.87    $   0.57
   Extraordinary loss, net..........................     (0.09)         --       (0.09)         --
                                                      --------    --------    --------    --------
   Net income (loss)................................  $   0.20    $  (0.10)   $   0.78    $   0.57
                                                      ========    ========    ========    ========
Earnings (loss) per common share--assuming dilution:
   Income (loss) before extraordinary item..........  $   0.27    $  (0.10)   $   0.82    $   0.54
   Extraordinary loss, net..........................     (0.08)         --       (0.08)         --
                                                      --------    --------    --------    --------
   Net income (loss)................................  $   0.19    $  (0.10)   $   0.74    $   0.54
                                                      ========    ========    ========    ========
   Weighted average basic shares....................    27,750      29,903      28,107      30,271
   Weighted average diluted shares..................    29,652      29,903      29,588      31,989

                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (Unaudited)
                                (In thousands)

                                     Shares                                Accumulated
                                       of          Additional                 Other                            Total
                                     Common Common  Paid-in     Unearned     Compre-    Treasury  Retained Stockholders'
                                     Stock  Stock   Capital   Compensation hensive Loss  Stock    Earnings    Equity
                                     ------ ------ ---------- ------------ ------------ --------  -------- -------------
Balance, April 29, 2001............. 30,615  $306   $129,408    $(1,800)     $    --    $(16,661) $54,788    $166,041
    Net income......................     --    --         --         --           --          --   21,933      21,933
    Unrealized loss on interest
     rate swap contracts............     --    --         --         --       (4,084)         --       --      (4,084)
                                     ------  ----   --------    -------      -------    --------  -------    --------
    Comprehensive income
     (loss), January 27, 2002.......     --    --         --         --       (4,084)         --   21,933      17,849
    Exercise of stock options and
     warrants.......................    515     3      1,950         --           --        (768)      --       1,185
    Grant of nonvested stock........     --    --         93        (93)          --          --       --          --
    Amortization of unearned
     compensation...................     --    --         --        307           --          --       --         307
    Purchase of treasury stock......     --    --         --         --           --      (8,113)      --      (8,113)
                                     ------  ----   --------    -------      -------    --------  -------    --------
Balance, January 27, 2002........... 31,130  $309   $131,451    $(1,586)     $(4,084)   $(25,542) $76,721    $177,269
                                     ======  ====   ========    =======      =======    ========  =======    ========


                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                (In thousands)

                                                                                     Nine Months Ended
                                                                                  ----------------------
                                                                                  January 27, January 28,
                                                                                     2002        2001
                                                                                  ----------- -----------
Operating Activities:
Net income.......................................................................  $ 21,933    $  17,247
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization.................................................    53,083       49,648
   Amortization of deferred financing costs......................................     3,036        3,251
   Amortization of unearned compensation.........................................       307          766
   Gain on disposal of assets....................................................      (125)        (271)
   Other charges.................................................................        --        4,276
   Deferred income taxes.........................................................     2,454           --
   Equity in loss of unconsolidated joint venture................................        --          110
   Extraordinary item (net of taxes).............................................     2,438           --
   Minority interest.............................................................     5,624        4,241
   Changes in current assets and liabilities:
       Accounts receivable.......................................................       185       (1,257)
       Income tax receivable.....................................................     4,700           --
       Prepaid expenses and other assets.........................................    (1,088)      (5,636)
       Accounts payable and accrued liabilities..................................    10,164      (17,492)
                                                                                   --------    ---------
Net cash provided by operating activities........................................   102,711       54,883

Investing activities:
Purchase of property and equipment...............................................   (80,377)    (128,620)
Net cash paid for acquisitions...................................................        --     (111,957)
Sale of short-term investments...................................................        --       39,044
Proceeds from sales of assets....................................................       125          271
Investments in and advances to joint ventures....................................    (1,055)        (955)
Restricted cash..................................................................       619        1,087
Prepaid deposits and other.......................................................    (1,135)       5,504
                                                                                   --------    ---------
Net cash used in investing activities............................................   (81,823)    (195,626)

Financing Activities:
Proceeds from debt...............................................................   130,000           --
Net proceeds from (reduction in) line of credit..................................   (42,400)      77,000
Principal payments on debt.......................................................   (91,906)     (12,361)
Deferred financing costs.........................................................    (1,950)        (315)
Purchase of treasury stock.......................................................    (8,113)     (14,073)
Proceeds from exercise of stock options and warrants.............................     1,182          924
Cash distribution to minority partner............................................    (7,524)          --
                                                                                   --------    ---------
Net cash (used in) provided by financing activities..............................   (20,711)      51,175
Net increase (decrease) in cash and cash equivalents.............................       177      (89,568)
Cash and cash equivalents at beginning of period.................................    76,659      167,972
                                                                                   --------    ---------
Cash and cash equivalents at end of period.......................................  $ 76,836    $  78,404
                                                                                   ========    =========

                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                                  (Unaudited)
                                (In thousands)

                                                                        Nine Months Ended
                                                                     ----------------------
                                                                     January 27, January 28,
                                                                        2002        2001
                                                                     ----------- -----------
Supplemental disclosure of cash flow information:
Net cash payments (receipts) for:
   Interest.........................................................   $65,701    $ 62,777
   Income taxes.....................................................    (7,630)     15,191
Supplemental schedule of noncash investing and financing activities:
Capital contributions:
   Property and equipment...........................................   $    --    $ 22,679
Other:
   Construction costs funded through accrued liabilities............     1,509       4,053
Acquisitions of businesses:
   Fair value of assets acquired....................................        --     146,156
   Less fair value of liabilities assumed...........................        --     (34,199)
                                                                       -------    --------
   Net cash payment.................................................   $    --    $111,957
                                                                       =======    ========



                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

Basis of Presentation

      Isle of Capri Casinos, Inc. (the "Company" or "Isle of Capri") was incorporated as a Delaware corporation on February 14, 1990. The Company, through its subsidiaries, is engaged in the business of developing, owning and operating riverboat, dockside and land-based casinos and related facilities. The Company has licenses to conduct and currently conducts gaming operations through its subsidiaries in Biloxi, Natchez, Vicksburg, Lula and Tunica, Mississippi; in Bossier City and Lake Charles, Louisiana; in Bettendorf, Davenport and Marquette, Iowa; in Kansas City and Boonville, Missouri; in Black Hawk, Colorado; in Las Vegas, Nevada; and in Pompano, Florida. All of the subsidiaries are wholly owned except for Black Hawk.

      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended January 27, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending April 28, 2002. For further information, refer to the consolidated audited financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the fiscal year ended April 29, 2001.

      The consolidated financial statements of the Company include the accounts of Isle of Capri Casinos, Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ materially from those estimates.

New Pronouncements

      See Note 4, Goodwill and Other Intangible Assets.

      Effective fourth quarter fiscal 2001, the Company adopted new guidance issued by the Emerging Issues Task Force of the Financial Accounting Standards Board relative to EITF Issue No.00-14, "Accounting for Certain Sales Incentives" and EITF Issue No.00-22, "Accounting for "Points" and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." EITF Issue No.00-14 requires the redemption of coupons for cash to be recognized as a reduction of revenue and EITF Issue No.00-22 requires the redemption of "points" for cash to be recognized as a reduction of revenue. The Company has complied with the requirements of this new guidance in the accompanying consolidated statements of operations. To be consistent with the fiscal 2002 presentation, approximately $17.1 million and $50.6 million of slot points expense and cash coupon redemptions, previously reported as marketing expenses, have been reclassified to promotional allowances for the three and nine months ended January 28, 2001, respectively.

                          ISLE OF CAPRI CASINOS, INC.

      Effective April 30, 2001, Isle of Capri adopted the requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

      The Company uses derivative instruments to manage exposure to interest rate risks. The Company's objective for holding derivatives is to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. Isle of Capri's primary exposure to interest rate risk is associated with its Amended and Restated Senior Credit Facility and Isle-Black Hawk's Secured Credit Facility. The Company is hedging cash flows associated with forecasted transactions over the next three years. See Note 6.

                          ISLE OF CAPRI CASINOS, INC.

2.  Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share:

                                                          Three Months Ended       Nine Months Ended
                                                        ----------------------  -----------------------
                                                        January 27, January 28, January 27, January 28,
                                                           2002        2001        2002        2001
                                                        ----------- ----------- ----------- -----------
                                                                          (Unaudited)
                                                             (In thousands, except per share data)
Numerator:
   Income (loss) before extraordinary item.............   $ 8,082     $(2,958)    $24,371     $17,247
   Extraordinary loss, net.............................    (2,438)         --      (2,438)         --
                                                          -------     -------     -------     -------
   Net income (loss)...................................     5,644      (2,958)     21,933      17,247
   Numerator for basic earnings (loss) per share--
     income (loss) available to common stockholders....     5,644      (2,958)     21,933      17,247
   Effect of dilutive securities.......................        --          --          --          --
                                                          -------     -------     -------     -------
       Numerator for diluted earnings (loss) per
         share--income (loss) available to common
         stockholders after assumed conversions........   $ 5,644     $(2,958)    $21,933     $17,247
                                                          =======     =======     =======     =======

Denominator:
   Denominator for basic earnings (loss) per share--
     weighted-average shares...........................    27,750      29,903      28,107      30,271
   Effect of dilutive securities--Employee stock
     options, warrants and nonvested restricted stock..     1,902          --       1,481       1,718
                                                          -------     -------     -------     -------
   Dilutive potential common shares....................     1,902          --       1,481       1,718
                                                          -------     -------     -------     -------
       Denominator for diluted earnings (loss) per
         share--adjusted weighted-average shares
         and assumed conversions.......................    29,652      29,903      29,588      31,989
                                                          =======     =======     =======     =======

Basic earnings (loss) per share
   Income (loss) before extraordinary item.............   $  0.29     $ (0.10)    $  0.87     $  0.57
   Extraordinary loss, net.............................     (0.09)         --       (0.09)         --
                                                          -------     -------     -------     -------
   Net income (loss)...................................   $  0.20     $ (0.10)    $  0.78     $  0.57
                                                          =======     =======     =======     =======

Diluted earnings (loss) per share
   Income (loss) before extraordinary item.............   $  0.27     $ (0.10)    $  0.82     $  0.54
   Extraordinary loss, net.............................     (0.08)         --       (0.08)         --
                                                          -------     -------     -------     -------
   Net income (loss)...................................   $  0.19     $ (0.10)    $  0.74     $  0.54
                                                          =======     =======     =======     =======

                          ISLE OF CAPRI CASINOS, INC.

3.  Property and Equipment

      Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                        Years
                                       -------
Slot machines, software, and computers    3
Furniture, fixtures and equipment.....  5-10
Leasehold improvements................ 10-39.5
Riverboats and floating pavilions.....   25
Buildings and improvements............  39.5

4.  Goodwill and Other Intangible Assets

      Goodwill reflects the excess purchase price the Company paid in acquiring the net identifiable tangible and intangible assets of St. Charles Gaming Company, Inc. ("SCGC"), Grand Palais Riverboat, Inc. ("GPRI"), Louisiana Riverboat Gaming Partnership ("LRGP"), Lady Luck and subsidiaries, BRDC, Inc. ("BRDC"), IOC Boonville, Inc. f/k/a Davis Gaming Boonville, Inc. ("Isle-Boonville"), Isle-Kansas City, Lady Luck Las Vegas and Rhythm City-Davenport. Other intangible assets principally represent the license value attributed to the Louisiana gaming licenses acquired through the Company's acquisition of SCGC, GPRI and LRGP, which are deemed to have indefinite lives.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company has elected early adoption and has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002.

      For the nine months ended January 27, 2002, goodwill and other intangible assets increased by $11.4 million due to the recording of the final purchase accounting adjustments for Lady Luck Las Vegas and Rhythm City-Davenport.

                          ISLE OF CAPRI CASINOS, INC.

      The following table sets forth the pro forma effect of adoption of Statements of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets":

                                                      Three Months Ended       Nine Months Ended
                                                    ----------------------  -----------------------
                                                    January 27, January 28, January 27, January 28,
                                                       2002        2001        2002        2001
                                                    ----------- ----------- ----------- -----------
                                                                      (Unaudited)
                                                         (In thousands, except per share data)
Income (loss) before extraordinary item............   $8,082      $(2,958)    $24,371     $17,247
Reported net income (loss).........................    5,644       (2,958)     21,933      17,247
Amortization expense, net of taxes.................       --        1,730          --       6,858
                                                      ------      -------     -------     -------
Adjusted net income (loss).........................   $5,644      $(1,228)    $21,933     $24,105
                                                      ======      =======     =======     =======
Income (loss) per common share before extraordinary
  item:
   Basic...........................................   $ 0.29      $ (0.10)    $  0.87     $  0.57
   Diluted.........................................   $ 0.27      $ (0.10)    $  0.82     $  0.54
Reported net income (loss) per common share:
   Basic...........................................   $ 0.20      $ (0.10)    $  0.78     $  0.57
   Diluted.........................................   $ 0.19      $ (0.10)    $  0.74     $  0.54
Adjusted net income (loss) per common share:
   Basic...........................................   $ 0.20      $ (0.04)    $  0.78     $  0.80
   Diluted.........................................   $ 0.19      $ (0.04)    $  0.74     $  0.75

5.  Restricted Cash

      Restricted cash consists primarily of a certificate of deposit in the amount of $1.0 million for the construction escrow related to the development of Isle-Boonville, workers' compensation in the amount of $0.5 million and various other deposits totaling $2.2 million.

                          ISLE OF CAPRI CASINOS, INC.

6.  Long-Term Debt

      Long-term debt consists of the following:

                                                                                   January 27, April 29,
                                                                                      2002       2001
                                                                                   ----------- ----------
                                                                                       (In thousands)
8 3/4% Senior Subordinated Notes (described below)................................ $  390,000  $  390,000
Senior Credit Facility (described below):
   Variable rate term loans.......................................................    496,809     461,250
   Revolver.......................................................................     49,000      93,000
13% First Mortgage Notes, issued by Isle of Capri Black Hawk L.L.C., due August
  2004; non-recourse to Isle of Capri Casinos, Inc. (described below).............         --      75,000
Isle-Black Hawk Secured Credit Facility, non-recourse to Isle of Capri Casinos,
  Inc. (described below):
   Variable rate term loans.......................................................     80,000          --
   Revolver.......................................................................      1,600          --
Variable rate TIF Bonds due to City of Bettendorf (described below)...............      6,220       6,493
12 1/2% note payable, due in monthly installments of $125,000, including interest,
  beginning October 1997 through October 2005.....................................      4,315       4,999
8% note payable, due in monthly installments of $66,667, including interest,
  through July 2002...............................................................        327         888
8% note payable, due in monthly installments of $11,365, including interest,
  through December 2015...........................................................      1,135       1,168
Other.............................................................................      5,409       6,323
                                                                                   ----------  ----------
                                                                                    1,034,815   1,039,121
Less: current maturities..........................................................     35,959      20,936
                                                                                   ----------  ----------
Long-term debt.................................................................... $  998,856  $1,018,185
                                                                                   ==========  ==========

8 3/4% Senior Subordinated Notes

      On April 23, 1999, the Company issued $390.0 million of 8 3/4% Senior Subordinated Notes due 2009 (the "Senior Subordinated Notes"). The Senior Subordinated Notes are guaranteed by all of the Company's significant subsidiaries, excluding the subsidiaries that own and operate the Isle-Black Hawk. Interest on the Senior Subordinated Notes is payable semi-annually on each April 15 and October 15 through maturity. The Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option at any time on or after April 15, 2004 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on April 15 of the years indicated below:

Year                Percentage
----                ----------
2004...............  104.375%
2005...............  102.917%
2006...............  101.458%
2007 and thereafter  100.000%

      The Company issued the Senior Subordinated Notes under an indenture between the Company, the subsidiary guarantors and a trustee. The indenture, among other things, restricts the ability of the Company and

                          ISLE OF CAPRI CASINOS, INC.

its restricted subsidiaries to borrow money, make restricted payments, use assets as security in other transactions, enter into transactions with affiliates, or pay dividends on or repurchase its stock or its restricted subsidiaries' stock. The Company is also restricted in its ability to issue and sell capital stock of its subsidiaries and in its ability to sell assets in excess of specified amounts or merge with or into other companies.

Senior Credit Facility

      Simultaneously with the issuance of the Senior Subordinated Notes, the Company entered into a $175.0 million five-year credit facility (the "Senior Credit Facility") comprised of a $50.0 million term loan and a $125.0 million revolver. On March 2, 2000, the Company amended and restated the Senior Credit Facility in connection with the acquisition of Lady Luck and BRDC, as well as to provide financing for the pending acquisitions of the Flamingo Hilton Riverboat Casino in Kansas City, Missouri and of Davis Gaming Boonville, Inc. The previous $175.0 million Senior Credit Facility was expanded under the amended and restated agreement to a $600.0 million facility ("Amended and Restated Senior Credit Facility").

      The Amended and Restated Senior Credit Facility provides for a $125.0 million revolving credit facility and a $100.0 million Tranche A term loan maturing on March 2, 2005, a $200.0 million Tranche B term loan maturing on March 2, 2006, and a $175.0 million Tranche C term loan maturing on March 2, 2007. The Company is required to make quarterly principal payments on the term loan portion of its Senior Credit Facility that began in March 2000. Such payments were initially $3.4 million per quarter with scheduled increases of $1.25 million per quarter in July of each year that the term loan is outstanding. On March 2, 2000, Isle of Capri drew $475.0 million in term loans under this facility in connection with the acquisition of Lady Luck and BRDC. A portion of the initial $475.0 million draw was also used to repay outstanding amounts under the existing credit facility and to fund the redemption of Lady Luck notes and preferred stock.

      On June 18, 2001, Isle of Capri exercised an option under its existing $600.0 million Amended and Restated Credit Agreement to add $50.0 million of additional term loans under the same terms, conditions and covenants. The additional amounts under the term loan portion of the facility are as follows:

Tranche B $26,667
Tranche C  23,333
          -------
   Total. $50,000
          =======

      Proceeds from the loans were used to reduce outstanding borrowings under Isle of Capri's $125.0 million revolving loan facility.

      At the Company's option, the revolving credit facility and the Tranche A term loan may bear interest at (1) the highest of .5 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.25%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.25%. At the Company's option, the Tranche B term loan may bear interest at
(1) the highest of .5 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.50%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.50%. At the Company's option, the Tranche C term loan may bear interest at (1) the highest of .5 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.625%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.625%.

                          ISLE OF CAPRI CASINOS, INC.

      The Company entered into three interest rate swap agreements in the fourth quarter of fiscal 2001 and one interest rate swap agreement in the first quarter of fiscal 2002 that effectively convert portions of the floating rate term loans to a fixed-rate basis. The notional value of the swaps, which were designated as cash flow hedges, was $200.0 million. For the three and nine months ended January 27, 2002, other comprehensive income (loss) included $.7 million and ($4.1) million, respectively for changes in the fair value of derivative instruments for cash flow hedges. The fair value of the estimated interest differential between the applicable future variable rates and the interest rate swap contracts, expressed in present value terms, is recorded in other accrued long-term liabilities in the accompanying balance sheet. There was no effect on income related to hedge ineffectiveness.

      The Amended and Restated Senior Credit Facility provides for certain covenants, including those of a financial nature. The Company was in compliance with these covenants as of January 27, 2002. The Amended and Restated Senior Credit Facility is secured by liens on substantially all of the Company's assets and guaranteed by all of its significant restricted subsidiaries, excluding Casino America of Colorado, Inc., Isle-Black Hawk, and their subsidiaries.

      At January 27, 2002, $49.0 million was outstanding under the revolving credit agreement. The outstanding amounts under the term loan portion of the facility at January 27, 2002 were (in thousands):

Tranche A $ 78,750
Tranche B  222,965
Tranche C  195,094
          --------
   Total. $496,809
          ========

13% First Mortgage Notes

      On August 20, 1997, Isle-Black Hawk issued $75.0 million of 13% First Mortgage Notes ("First Mortgage Notes") with contingent interest, due August 31, 2004, that was non-recourse debt to the Isle of Capri Casinos. Interest on the First Mortgage Notes was payable semi-annually on February 28 and August 31 of each year, commencing February 28, 1998. Additionally, contingent interest was payable on the First Mortgage Notes on each interest payment date, in an aggregate principal amount of 5% of the Consolidated Cash Flow (as defined in the Indenture governing the First Mortgage Notes). Every six months Isle-Black Hawk has been required to pay contingent interest in accordance with the Indenture. The amount of contingent interest expense recorded for the three and nine months ended January 27, 2002 totaled $0.2 million and $1.0 million, respectively. The amount of contingent interest expense recorded for the three and nine months ended January 28, 2001 totaled $0.4 million and $1.0 million, respectively.

      On August 16, 2001, as required by the Indenture, Isle-Black Hawk offered to purchase for cash up to $4.2 million principal amount of First Mortgage Notes at a price of $1,010 per $1,000 principal amount, plus interest accrued up to, but not including, the payment date in accordance with the terms of the Indenture. None of the First Mortgage Notes were tendered for purchase. Isle-Black Hawk was required to make an offer based upon excess cash flow, as defined, every year during the term of the First Mortgage Notes.

      On December 18, 2001, Isle-Black Hawk redeemed all of its outstanding First Mortgage Notes in the principal amount of $75.0 million. The redemption price of the First Mortgage Notes was 106.5% of the principal amount plus accrued and unpaid interest to the date of redemption, equaling a redemption price of $1,065 for each $1,000 principal amount of Notes, plus accrued and unpaid interest. Isle of Capri recorded a $2.4 million extraordinary loss, net of taxes of $1.4 million during the three months ended January 27, 2002 relating to the

                          ISLE OF CAPRI CASINOS, INC.

extinguishment of the First Mortgage Notes resulting from early payment premiums and the write-off of previously recorded debt acquisition costs.

Isle-Black Hawk Secured Credit Facility

      On November 16, 2001 Isle-Black Hawk entered into a $90.0 million secured credit facility (the "Secured Credit Facility"), that is non-recourse debt to the Isle of Capri, primarily for the purpose of funding the redemption of the First Mortgage Notes. The Secured Credit Facility provides for a $10.0 million revolving credit facility, a $40.0 million Tranche A term loan maturing on November 16, 2005 and a $40.0 million Tranche B term loan maturing on November 16, 2006.

      Isle-Black Hawk is required to make quarterly principal payments on the term loan portions of the Secured Credit Facility that will commence in March 2002. Such payments on the Tranche A term loan initially will be $2.0 million per quarter with scheduled increases to $2.5 million per quarter commencing March 2003 and to $3.0 million per quarter commencing March 2005. Such payments on the Tranche B term loan initially will be $0.1 million per quarter with a scheduled increase to $9.6 million per quarter commencing March 2006.

      At the Company's option, the revolving credit facility and the Tranche A term loan may bear interest at (1) the highest of .5 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.50%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.50%. At the Company's option, the Tranche B term loan may bear interest at
(1) the highest of .5 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 3.00%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 4.00%. Within 90 days of the loan closing, Isle-Black Hawk is required to enter into interest rate swap agreements that effectively convert $40.0 million of the floating rate term loans to a fixed rate basis. See Note 14.

      The Secured Credit Facility provides for certain covenants, including those of a financial nature. Isle-Black Hawk was in compliance with these covenants as of January 27, 2002. The Secured Credit Facility is secured by liens on the Isle-Black Hawk's assets.

      At January 27, 2002, $1.6 million was outstanding under the revolving credit agreement. The outstanding amounts under the term loan portion of the facility at January 27, 2002 were (in thousands):

Tranche A $40,000
Tranche B  40,000
          -------
   Total. $80,000
          =======

Variable Rate TIF Bonds

      As part of the City of Bettendorf Development Agreement dated June 17, 1997, the City issued $9.5 million in tax incremental financing bonds ("TIF Bonds"), $7.5 million of which was used by Isle-Bettendorf to construct an overpass, parking garage, related site improvements and pay for disruption damages caused by construction of the overpass. To enable financing of the City's obligations, Isle-Bettendorf will pay incremental property taxes on the developed property assessed at a valuation of not less than $32.0 million until the TIF Bonds mature. Additionally, the TIF Bonds will also be repaid from the incremental taxes on the developed property within the defined "TIF District" which includes Isle-Bettendorf and over 100 other tax paying entities. As the TIF District will repay the TIF Bonds, Isle-Bettendorf may not be required to fully repay

                          ISLE OF CAPRI CASINOS, INC.

the $7.5 million. In the event that the taxes generated by the project and other qualifying developments in the redevelopment district do not fund the repayment of the total TIF Bonds prior to their scheduled maturity, Isle-Bettendorf will pay the City $0.25 per person for each person entering the boat until the remaining balance has been repaid.

Other

      Isle of Capri has $2.5 million available in bank lines of credit other than the Senior Credit Facility and Isle-Black Hawk Secured Credit Facility. As of January 27, 2002, Isle of Capri had no outstanding balances under these lines of credit.

      Isle-Black Hawk obtained a letter of credit, as a requirement to guarantee the City of Black Hawk (the "City") improvements according to the subdivision improvement agreement with the City. The letter of credit, totaling $0.4 million and insured by $0.2 million of restricted cash, can be drawn upon by the City for repair on the public improvements during the one-year warranty period ending February 2002.

7.  Contingencies

      One of our subsidiaries has been named, along with numerous manufacturers, distributors and gaming operators, including many of the country's largest gaming operators, in a consolidated class action lawsuit pending in Las Vegas, Nevada. These gaming industry defendants are alleged to have violated the Racketeer Influenced and Corrupt Organizations Act by engaging in a course of fraudulent and misleading conduct intended to induce people to play their gaming machines based upon a false belief concerning how those gaming machines actually operate and the extent to which there is actually an opportunity to win on any given play. The suit seeks unspecified compensatory and punitive damages. A motion for certification of the class is currently pending before the court and no discovery as to the merits of the alleged claims has begun. The Company is unable at this time to determine what effect, if any, the suit would have on our financial position or results of operations. However, the gaming industry defendants are committed to defend vigorously all claims asserted in the consolidated action.

      In August 1997, a lawsuit was filed which seeks to nullify a contract to which Louisiana Riverboat Gaming Partnership is a party. Pursuant to the contract, Louisiana Riverboat Gaming Partnership pays a fixed amount plus a percentage of revenue to various local governmental entities, including the City of Bossier and the Bossier Parish School Board, in lieu of payment of a per-passenger boarding fee. Summary judgment in favor of Louisiana Riverboat Gaming Partnership was granted on June 4, 1998. That judgment was not appealed and is now final. On June 11, 1998, a similar suit was filed and the lower court rendered judgment in our favor on September 16, 1999. The case was reversed on appeal and remanded to the lower court for further proceedings; however, on October 8, 2001, the trial court dismissed the case again, this time on the basis that the plaintiffs lack standing. The plaintiffs have amended the petition and continue to pursue this matter. The Company intends to vigorously defend this suit. In addition, a similar action was recently filed against the Municipality of Bossier City, challenging the validity of its contracts with LRGP and other casinos. Exceptions have been filed requiring joinder of all interested parties, including LRGP. The Company believes the claims are without merit and intends to continue to vigorously defend this suit along with the other interested parties.

      Lady Luck and several joint venture partners are defendants in a lawsuit brought by the country of Greece and its Minister of Tourism before the Greek Multi-Member Court of First Instance. The action alleges that the defendants failed to make specified payments in connection with the gaming license bid process for Patras, Greece. The payment the Company is alleged to have been required to make aggregates approximately

                          ISLE OF CAPRI CASINOS, INC.

$2.1 billion drachma (which was approximately $5.3 million as of January 27, 2002 based on published exchange rates). Although it is difficult to determine the damages being sought from the lawsuit, the action may seek damages up to that aggregate amount plus interest from the date of the alleged breach. The court granted summary judgment in our favor and dismissed the lawsuit, but the Ministry of Tourism has appealed the matter. Accordingly, the outcome is still in doubt and cannot be predicted with any degree of certainty. The Company believes the claims against the Company to be without merit and intends to continue vigorously defending the claims asserted in this action.

      Isle of Capri is currently involved in an arbitration proceeding concerning the amount of payments owed to a party which had an interest in property located in Lula, Mississippi that was purchased by the Company. The claimant is seeking payments based upon a percentage of gross revenue generated by the Company's Lula, Mississippi facility. The Company disputes this claim and believes that its responsibility is currently limited to payments that are fixed in amount. An arbitration proceeding was held in January 2002 and the Company is awaiting a decision.

      The Company is engaged in various other litigation matters and has a number of unresolved claims. Although the ultimate liability of this litigation and these claims cannot be determined at this time, we believe that they will not have a material adverse effect on our consolidated financial position or results of operations.

      The Company is subject to certain federal, state and local environmental protection, health and safety laws, regulations and ordinances that apply to businesses generally, and is subject to cleanup requirements at certain of its facilities as a result thereof. The Company has not made, and does not anticipate making, material expenditures or incurring delays with respect to environmental remediation or protection. However, in part because the Company's present and future development sites have, in some cases, been used as manufacturing facilities or other facilities that generate materials that are required to be remediated under environmental laws and regulations, there can be no guarantee that additional pre-existing conditions will not be discovered and that the Company will not experience material liabilities or delays.

8.  Business Interruption Insurance Recoveries

      During the three and nine months ended January 27, 2002, Isle of Capri recorded $2.4 million and $4.1 million, respectively, in business interruption insurance proceeds. These amounts are recorded in the Consolidated Statements of Operations in the line item "Marketing and Administrative Operating Expenses." All of the business interruption insurance proceeds relate to the flooding of the Mississippi River that closed Isle-Marquette from April 18, 2001 through May 2, 2001 and Rhythm City-Davenport from April 18, 2001 through May 20, 2001.

9.  Preopening Expenses

      For the three and nine months ended January 27, 2002, preopening expenses of $2.3 million and $3.9 million, respectively, represent salaries, benefits, training, marketing and other costs incurred in connection with the opening of the Isle-Boonville on December 6, 2001.

10.  Other Charges

      For the three and nine months ended January 28, 2001, other charges of $4.3 million include a $2.9 million loss due to the termination of the joint venture as a result of Bankruptcy Court filings by Commodore Holdings, Ltd., the operator of the Enchanted Capri and owner of the remaining 50% interest in the joint venture, and the $1.4 million buyout of the Crowne Plaza license at the Isle-Biloxi.

                          ISLE OF CAPRI CASINOS, INC.

11.  Extraordinary Item

      The Company incurred a pre-tax extraordinary loss totaling $3.9 million for the three and nine months ended January 27, 2002. This loss is associated with the extinguishment of debt, related to the refinancing of Isle-Black Hawk's First Mortgage Notes on December 18, 2001. This loss included early payment premiums, as well as the write-off of debt acquisition costs. The income tax benefit from the extraordinary loss for the three and nine months ended January 27, 2002 was approximately $1.4 million.

12.  Stock Repurchase Program

      In November 2000, the Company's Board of Directors approved a stock repurchase program allowing for the purchase of up to 1.5 million shares of the Company's outstanding common stock. In January 2001, the Board of Directors approved an additional 1.5 million shares under the stock repurchase program. In October 2001, the Board of Directors resolved that the Company buy up to $25.0 million of stock in the Company even if the total number of shares to be purchased exceeds the 3.0 million shares previously authorized by the Board. As of January 27, 2002, a total of 3.0 million shares of common stock had been repurchased at a total cost of $24.7 million.

13.  Consolidating Condensed Financial Information

      Certain of the Company's subsidiaries have fully and unconditionally guaranteed the payment of all obligations under the Senior Subordinated Notes due 2009 and the payment of all obligations due under the Amended and Restated Senior Credit Facility due March 2007. The following tables present the consolidating condensed financial information of Isle of Capri Casinos, Inc., as the parent company, its guarantor subsidiaries and its non-guarantor subsidiaries for the three and nine months ended January 27, 2002 and January 28, 2001 and balance sheets as of January 27, 2002 and April 29, 2001.

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND
                      NINE MONTHS ENDED JANUARY 27, 2002
                       AND JANUARY 28, 2001 (Unaudited)
                                (In Thousands)

                             Isle of Capri     (a)          (b)
                             Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                               Guarantor      Owned      Owned Non-       and      Isle of Capri
                                (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                               Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                             ------------- ------------ ------------ ------------- -------------
                                                   As of January 27, 2002
Balance Sheet
Current assets..............  $    2,420    $  100,019    $  9,703    $        --   $  112,142
Intercompany receivables....     907,247        87,922           3       (995,172)          --
Investments in subsidiaries.     252,478       275,405          --       (526,789)       1,094
Property and equipment, net.       2,047       788,338     103,539             --      893,924
Other assets................      18,244       377,524       2,363             --      398,131
                              ----------    ----------    --------    -----------   ----------
   Total assets.............  $1,182,436    $1,629,208    $115,608    $(1,521,961)  $1,405,291
                              ==========    ==========    ========    ===========   ==========

Current liabilities.........  $   61,520    $  109,591    $ 22,485    $        --   $  193,596
Intercompany payables.......      23,891       969,843       1,440       (995,174)          --
Long-term debt, less current
  maturities................     912,804        13,666      72,386             --      998,856
Deferred income taxes.......         491         9,790          --             --       10,281
Other accrued liabilities...       6,461         9,736          --             --       16,197
Minority interest...........          --            --          --          9,092        9,092
Stockholders' equity........     177,269       516,582      19,297       (535,879)     177,269
                              ----------    ----------    --------    -----------   ----------
   Total liabilities and
     stockholders' equity...  $1,182,436    $1,629,208    $115,608    $(1,521,961)  $1,405,291
                              ==========    ==========    ========    ===========   ==========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                   Isle of Capri     (a)          (b)
                                   Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                     Guarantor      Owned      Owned Non-       and      Isle of Capri
                                      (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                     Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                   ------------- ------------ ------------ ------------- -------------
                                               For the Three Months Ended January 27, 2002
Statement of Operations
Revenues:
Casino............................   $     --      $228,674     $27,030      $     --      $255,704
Rooms, food, beverage and other...         12        49,376       5,127            --        54,515
                                     --------      --------     -------      --------      --------
Gross revenues....................         12       278,050      32,157            --       310,219
Less promotional allowances.......         --        42,414       5,670            --        48,084
                                     --------      --------     -------      --------      --------
Net revenues......................         12       235,636      26,487            --       262,135

Operating expenses:
Casino............................         --        47,001       4,079            --        51,080
Gaming taxes......................         --        50,578       5,326            --        55,904
Rooms, food, beverage and other...      4,016        88,607       7,975            --       100,598
Management fee expense (revenue)..     (6,252)        5,072       1,180            --            --
Depreciation and amortization.....        161        17,390       1,096            --        18,647
                                     --------      --------     -------      --------      --------
Total operating expenses..........     (2,075)      208,648      19,656            --       226,229
                                     --------      --------     -------      --------      --------

Operating income..................      2,087        26,988       6,831            --        35,906
Gain on disposal of asset.........         --            --          --            --            --
Interest expense..................    (19,492)      (21,389)     (2,294)       22,042       (21,133)
Interest income...................     21,107         1,025          23       (22,042)          113
Minority interest.................         --            --          --        (1,962)       (1,962)
Equity in income of unconsolidated
  joint venture...................      5,354         6,412          --       (11,766)           --
                                     --------      --------     -------      --------      --------

Income before income taxes and
  extraordinary item..............      9,056        13,036       4,560       (13,728)       12,924
Income tax provision..............      4,842            --          --            --         4,842
                                     --------      --------     -------      --------      --------
Income before extraordinary item..      4,214        13,036       4,560       (13,728)        8,082
Extraordinary loss on
  extinguishment of debt, net of
  income tax......................         --            --      (6,769)        4,331        (2,438)
                                     --------      --------     -------      --------      --------
Net income (loss).................   $  4,214      $ 13,036     $(2,209)     $ (9,397)     $  5,644
                                     ========      ========     =======      ========      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                   Isle of Capri     (a)          (b)
                                   Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                     Guarantor      Owned      Owned Non-       and      Isle of Capri
                                      (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                     Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                   ------------- ------------ ------------ ------------- -------------
                                               For the Nine Months Ended January 27, 2002
Statement of Operations
Revenues:
Casino............................   $     --      $688,125     $82,865      $     --      $770,990
Rooms, food, beverage and other...        329       152,923      15,706            --       168,958
                                     --------      --------     -------      --------      --------
Gross revenues....................        329       841,048      98,571            --       939,948
Less promotional allowances.......         --       137,214      17,157            --       154,371
                                     --------      --------     -------      --------      --------
Net revenues......................        329       703,834      81,414            --       785,577

Operating expenses:
Casino............................         --       139,931      12,088            --       152,019
Gaming taxes......................         --       148,946      16,334            --       165,280
Rooms, food, beverage and other...     11,791       267,614      24,937            --       304,342
Management fee expense (revenue)..    (19,057)       15,441       3,616            --            --
Depreciation and amortization.....        584        49,393       3,106            --        53,083
                                     --------      --------     -------      --------      --------
Total operating expenses..........     (6,682)      621,325      60,081            --       674,724
                                     --------      --------     -------      --------      --------

Operating income..................      7,011        82,509      21,333            --       110,853
Gain on disposal of asset.........        125            --          --            --           125
Interest expense..................    (61,556)      (73,933)     (8,418)       75,777       (68,130)
Interest income...................     73,067         3,185         166       (75,777)          641
Minority interest.................         --            --          --        (5,624)       (5,624)
Equity in income of unconsolidated
  joint venture...................     15,353        18,528          --       (33,881)           --
                                     --------      --------     -------      --------      --------

Income before income taxes and
  extraordinary item..............     34,000        30,289      13,081       (39,505)       37,865
Income tax provision..............     13,494            --          --            --        13,494
                                     --------      --------     -------      --------      --------
Income before extraordinary item..     20,506        30,289      13,081       (39,505)       24,371
Extraordinary loss on
  extinguishment of debt, net of
  income tax......................         --            --      (6,769)        4,331        (2,438)
                                     --------      --------     -------      --------      --------
Net income........................   $ 20,506      $ 30,289     $ 6,312      $(35,174)     $ 21,933
                                     ========      ========     =======      ========      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                For the Nine Months Ended January 27, 2002
Statement of Cash Flows
Net cash provided by operating
  activities.......................   $ 11,399     $ 114,543     $ 11,328     $(34,559)     $102,711
Net cash provided by (used in)
  investing activities.............      3,255      (106,855)      (2,807)      24,584       (81,823)
Net cash used in financing
  activities.......................    (15,553)       (2,051)     (13,082)       9,975       (20,711)
                                      --------     ---------     --------     --------      --------
Net increase (decrease) in cash and
  cash equivalents.................       (899)        5,637       (4,561)          --           177
Cash and cash equivalents at
  beginning of the period..........        159        58,908       13,042        4,550        76,659
                                      --------     ---------     --------     --------      --------
Cash and cash equivalents at end of
  the period.......................   $   (740)    $  64,545     $  8,481     $  4,550      $ 76,836
                                      ========     =========     ========     ========      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                           As of April 29, 2001
Balance Sheet
Current assets.....................  $   14,606    $   92,445    $ 14,407    $        --   $  121,458
Intercompany receivables...........     858,629       130,130           3       (988,763)          (1)
Investments in subsidiaries........     256,497       256,877          --       (513,335)          39
Property and equipment, net........       1,714       766,777     103,677             --      872,168
Other assets.......................      33,350       352,746       3,147             --      389,243
                                     ----------    ----------    --------    -----------   ----------
Total assets.......................  $1,164,796    $1,598,975    $121,234    $(1,502,098)  $1,382,907
                                     ==========    ==========    ========    ===========   ==========

Current liabilities................  $   36,682    $  110,457    $ 12,406    $         1   $  159,546
Intercompany payables..............      23,884       962,691       2,188       (988,763)          --
Long-term debt, less current
  maturities.......................     926,750        15,279      76,156             --    1,018,185
Deferred income taxes..............      11,434         4,129          --             --       15,563
Other accrued liabilities..........          --         9,670          --             --        9,670
Minority interest..................          --            --          --         13,902       13,902
Stockholders' equity...............     166,046       496,749      30,484       (527,238)     166,041
                                     ----------    ----------    --------    -----------   ----------
Total liabilities and stockholders'
  equity...........................  $1,164,796    $1,598,975    $121,234    $(1,502,098)  $1,382,907
                                     ==========    ==========    ========    ===========   ==========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                  Isle of Capri     (a)          (b)
                                  Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                    Guarantor      Owned      Owned Non-       and      Isle of Capri
                                     (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                    Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                  ------------- ------------ ------------ ------------- -------------
                                              For the Three Months Ended January 28, 2001
Statement of Operations
Revenues:
Casino...........................    $    --      $204,642     $24,559       $    --      $229,201
Rooms, food, beverage and other..         35        52,124       4,573            --        56,732
                                     -------      --------     -------       -------      --------
Gross revenues...................         35       256,766      29,132            --       285,933
Less promotional allowances......         --        43,726       4,699            --        48,425
                                     -------      --------     -------       -------      --------
Net revenues.....................         35       213,040      24,433            --       237,508

Operating expenses:
Casino...........................         --        46,767       3,840            --        50,607
Gaming taxes.....................         --        41,563       4,879            --        46,442
Rooms, food, beverage and other..      4,721        83,590       8,590            --        96,901
Management fee expense (revenue).     (5,250)        4,182       1,068            --            --
Other charges....................      2,867         1,409          --            --         4,276
Depreciation and amortization....        294        17,211       1,025            --        18,530
                                     -------      --------     -------       -------      --------
Total operating expenses.........      2,632       194,722      19,402            --       216,756
                                     -------      --------     -------       -------      --------

Operating income (loss)..........     (2,597)       18,318       5,031            --        20,752
Interest income (expense), net...      1,428       (23,557)     (3,005)           --       (25,134)
Minority interest................         --            --          --        (1,282)       (1,282)
Equity in income (loss) of
  unconsolidated joint venture...     (4,498)        5,395          --          (898)           (1)
                                     -------      --------     -------       -------      --------
Income (loss) before income taxes     (5,667)          156       2,026        (2,180)       (5,665)
Income tax benefit...............     (2,707)           --          --            --        (2,707)
                                     -------      --------     -------       -------      --------
Net income (loss)................    $(2,960)     $    156     $ 2,026       $(2,180)     $ (2,958)
                                     =======      ========     =======       =======      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                 Isle of Capri     (a)          (b)
                                 Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                   Guarantor      Owned      Owned Non-       and      Isle of Capri
                                    (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                   Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                 ------------- ------------ ------------ ------------- -------------
                                             For the Nine Months Ended January 28, 2001
Statement of Operations
Revenues:
Casino..........................   $     --      $614,977     $75,602      $     --      $690,579
Rooms, food, beverage and other.        510       143,948      12,737            --       157,195
                                   --------      --------     -------      --------      --------
Gross revenues..................        510       758,925      88,339            --       847,774
Less promotional allowances.....         --       126,500      14,305            --       140,805
                                   --------      --------     -------      --------      --------
Net revenues....................        510       632,425      74,034            --       706,969

Operating expenses:
Casino..........................         --       128,600      11,162            --       139,762
Gaming taxes....................         --       123,114      14,939            --       138,053
Rooms, food, beverage and other.     13,451       232,884      23,984            --       270,319
Management fee expense (revenue)    (16,203)       12,968       3,235            --            --
Other charges...................      2,867         1,409          --            --         4,276
Depreciation and amortization...        868        46,380       2,400            --        49,648
                                   --------      --------     -------      --------      --------
Total operating expenses........        983       545,355      55,720            --       602,058
                                   --------      --------     -------      --------      --------

Operating income (loss).........       (473)       87,070      18,314            --       104,911
Gain on sale of assets..........         --           271          --            --           271
Interest income (expense), net..      3,007       (63,818)     (8,447)           --       (69,258)
Minority interest...............         --            --          --        (4,241)       (4,241)
Equity in income (loss) of
  unconsolidated joint venture..     29,033        35,037          --       (64,180)         (110)
                                   --------      --------     -------      --------      --------
Income before income taxes......     31,567        58,560       9,867       (68,421)       31,573
Income tax provision............     14,326            --          --            --        14,326
                                   --------      --------     -------      --------      --------
Net income......................   $ 17,241      $ 58,560     $ 9,867      $(68,421)     $ 17,247
                                   ========      ========     =======      ========      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR, AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF JANUARY 27, 2002 (UNAUDITED) AND APRIL 29, 2001 AND FOR THE THREE AND NINE MONTHS ENDED JANUARY 27, 2002 AND JANUARY 28, 2001 (Unaudited)--(Continued)
                                (In Thousands)

                                      Isle of Capri     (a)          (b)
                                      Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                        Guarantor      Owned      Owned Non-       and      Isle of Capri
                                         (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                        Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                      ------------- ------------ ------------ ------------- -------------
                                                  For the Nine Months Ended January 28, 2001
Statement of Cash Flows
Net cash provided by (used in)
  operating activities...............   $ (22,410)   $  97,754     $12,911      $(33,372)     $  54,883
Net cash used in investing activities    (109,575)    (111,486)     (7,937)       33,372       (195,626)
Net cash provided by (used in)
  financing activities...............      53,274       (3,418)      1,319            --         51,175
                                        ---------    ---------     -------      --------      ---------
Net increase (decrease) in cash and
  cash equivalents...................     (78,711)     (17,150)      6,293            --        (89,568)
Cash and cash equivalents at
  beginning of the period............      78,945       82,514       6,513            --        167,972
                                        ---------    ---------     -------      --------      ---------
Cash and cash equivalents at end of
  the period.........................   $     234    $  65,364     $12,806      $     --      $  78,404
                                        =========    =========     =======      ========      =========

--------
(a)Certain of the Company's wholly-owned subsidiaries are guarantors on the Senior Subordinated Notes and the Amended and Restated Senior Credit Facility, including the following: Isle-Biloxi, Isle-Vicksburg, Isle-Tunica, Isle-Bossier City, Isle-Lake Charles and Pompano Park Inc., Isle-Natchez, Isle-Lula, Isle-Bettendorf, and Isle-Marquette became guarantors as of March 2, 2000, the date of the acquisition. Isle-Boonville, Isle-Kansas City, Lady Luck Las Vegas and Rhythm City-Davenport became guarantors as of the dates of their respective acquisitions.
(b)The following non-wholly-owned subsidiaries are not guarantors on the Senior Subordinated Notes or the Amended and Restated Senior Credit Facility: Isle of Capri Black Hawk L.L.C. and Isle of Capri Black Hawk Capital Corp.

14.  Subsequent Events

      In the fourth quarter of fiscal 2002, Isle-Black Hawk entered into three interest rate swap agreements that effectively convert $40.0 million of its floating rate debt to a fixed-rate basis for the next three years.

      On March 14, 2002, the Company's Board of Directors authorized the Company to embark on plans to sell or otherwise dispose of the Isle-Tunica and the Lady Luck-Las Vegas. The Company expects to record a pre-tax asset impairment charge of approximately $55.4 million relating to these properties in the fiscal fourth quarter ended April 28, 2002. The impairment loss on the write-down of assets, net of tax, will be approximately $34.5 million, or $1.18 per diluted share. Due to the impairment charge, the Company expects to be in breach of the minimum consolidated net worth covenant under the senior credit facility as of April 28, 2002. The Company is in the process of negotiating the terms of the amended and restated senior credit facility. The Company expects to enter into the amended and restated senior credit facility prior to April 28, 2002 and to be in compliance with the terms of the minimum consolidated net worth covenant under the amended and restated senior credit facility. In the event the Company does not enter into the amended and restated senior credit facility by April 28, 2002, the Company expects to obtain a waiver of the breach under the senior credit facility by April 28, 2002. In the event the Company is not able to obtain a waiver, the lenders under the senior credit facility may declare an event of default and accelerate the outstanding debt under the Company's senior credit facility which would cause an event of default under the notes and the 83/4% senior subordinated notes due 2009.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Isle of Capri Casinos, Inc.

      We have audited the accompanying consolidated balance sheets of Isle of Capri Casinos, Inc. as of April 29, 2001 and April 30, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended April 29, 2001, April 30, 2000 and April 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Isle of Capri Casinos, Inc. at April 29, 2001 and April 30, 2000, and the consolidated results of its operations and its cash flows for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

New Orleans, Louisiana
June 14, 2001

                          ISLE OF CAPRI CASINOS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                                   April 29,  April 30,
                                     ASSETS                                          2001       2000
                                     ------                                        ---------- ----------
Current assets:
   Cash and cash equivalents...................................................... $   76,659 $  167,972
   Short term investments.........................................................         --     39,044
   Accounts receivable:
   Related party..................................................................         --        307
   Other..........................................................................      9,203      6,343
   Income tax receivable..........................................................      4,700         --
   Deferred income taxes..........................................................     14,536     15,167
   Prepaid expenses and other assets..............................................     16,359      9,500
                                                                                   ---------- ----------
       Total current assets.......................................................    121,457    238,333
Property and equipment--net.......................................................    872,168    699,246

Other assets:
   Investment in and advances to joint ventures...................................         39      1,914
   Property held for development or sale..........................................      2,860      3,782
   Licenses and other intangible assets, net of accumulated amortization of
     $14,942 and $11,896, respectively............................................     62,918     91,100
   Goodwill, net of accumulated amortization of $21,509 and $11,721,
     respectively.................................................................    291,755    228,530
   Berthing, concession, and leasehold rights, net of accumulated amortization of
     $2,775 and $2,462, respectively..............................................      3,493      3,806
   Deferred financing costs, net of accumulated amortization of $8,533 and
     $4,145, respectively.........................................................     21,856     25,466
   Restricted cash................................................................      4,300      5,556
   Prepaid deposits and other.....................................................      2,061      7,781
                                                                                   ---------- ----------
       Total assets............................................................... $1,382,907 $1,305,514
                                                                                   ========== ==========


                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                                                April 29,  April 30,
                    LIABILITIES AND STOCKHOLDERS' EQUITY                          2001       2000
                    ------------------------------------                       ----------  ----------
Current liabilities:
   Current maturities of long-term debt....................................... $   20,936  $   17,400
Accounts payable:
   Trade......................................................................     22,635      24,407
   Related party..............................................................         --          95
Accrued liabilities:
   Interest...................................................................      9,521      10,010
   Payroll and related........................................................     35,653      39,338
   Property and other taxes...................................................     14,963      16,096
   Income tax payable.........................................................         --      10,661
   Progressive jackpots and slot club awards..................................     12,616       9,033
   Other......................................................................     43,222      34,996
                                                                               ----------  ----------
       Total current liabilities..............................................    159,546     162,036
Long-term debt, less current maturities.......................................  1,018,185     945,501
Deferred income taxes.........................................................     15,563      25,763
Other accrued liabilities.....................................................      9,670       8,851
Minority interest.............................................................     13,902       7,843
Stockholders' equity:
   Preferred stock, $.01 par value; 2,000 shares authorized; none issued......         --          --
   Common stock, $.01 par value; 45,000 shares authorized; shares issued and
     outstanding: 30,615 at April 29, 2001 and 30,369 at April 30, 2000.......        306         304
   Class B common stock, $.01 par value; 3,000 shares authorized; none issued.         --          --
   Additional paid-in capital.................................................    129,408     125,572
   Unearned compensation......................................................     (1,800)         --
   Retained earnings..........................................................     54,788      29,644
                                                                               ----------  ----------
                                                                                  182,702     155,520
   Treasury stock, 1,966 shares at April 29, 2001.............................    (16,661)         --
                                                                               ----------  ----------
       Total stockholders' equity.............................................    166,041     155,520
                                                                               ----------  ----------
       Total liabilities and stockholders' equity............................. $1,382,907  $1,305,514
                                                                               ==========  ==========


                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                                         Fiscal Year Ended
                                                                                  ------------------------------
                                                                                   April 29,  April 30, April 25,
                                                                                     2001       2000      1999
                                                                                  ----------  --------- ---------
Revenues:
    Casino....................................................................... $  957,147  $619,351  $424,379
    Rooms........................................................................     50,734    24,809    19,128
    Pari-mutuel commissions and fees.............................................     22,152    22,064    21,351
    Food, beverage and other.....................................................    148,315    93,572    65,220
                                                                                  ----------  --------  --------
    Gross revenues...............................................................  1,178,348   759,796   530,078
    Less: promotional allowances.................................................    195,547   113,092    73,196
                                                                                  ----------  --------  --------
       Net revenues..............................................................    982,801   646,704   456,882
Operating expenses:
    Casino.......................................................................    192,209   116,105    77,679
    Gaming taxes.................................................................    192,571   122,572    86,855
    Rooms........................................................................     12,072     5,824     3,914
    Pari-mutuel..................................................................     16,212    16,406    15,741
    Food, beverage and other.....................................................     31,988    19,089    14,204
    Marine and facilities........................................................     63,644    39,862    28,218
    Marketing and administrative.................................................    249,888   167,584   121,046
    Accrued litigation settlement (reversal).....................................         --        --    (4,215)
    Valuation charge.............................................................      1,032        --     5,097
    Preopening expenses..........................................................        176     3,420     3,320
    Other charges................................................................      8,165        --        --
    Depreciation and amortization................................................     69,112    42,346    36,277
                                                                                  ----------  --------  --------
       Total operating expenses..................................................    837,069   533,208   388,136
                                                                                  ----------  --------  --------
Operating income.................................................................    145,732   113,496    68,746
    Interest expense.............................................................    (98,943)  (60,413)  (48,638)
    Interest income..............................................................      5,107     4,780     2,907
    Gain on disposal of assets...................................................        271     3,106        --
    Minority interest............................................................     (6,357)   (3,700)    2,209
    Equity in income (loss) of unconsolidated joint ventures.....................       (162)      259    (1,340)
                                                                                  ----------  --------  --------
Income before income taxes and extraordinary item................................     45,648    57,528    23,884
Income tax provision.............................................................     20,504    25,473    11,775
                                                                                  ----------  --------  --------
Income before extraordinary item.................................................     25,144    32,055    12,109
    Extraordinary loss on extinguishment of debt, net of applicable income tax
     benefit of $634 and $19,538, respectively...................................         --      (984)  (36,285)
                                                                                  ----------  --------  --------
    Net income (loss)............................................................ $   25,144  $ 31,071  $(24,176)
                                                                                  ==========  ========  ========
Earnings (loss) per share of common stock:
Earnings (loss) per common share-basic:
    Income before extraordinary item............................................. $     0.84  $   1.22  $   0.51
    Extraordinary loss, net......................................................         --     (0.04)    (1.54)
                                                                                  ----------  --------  --------
    Net income (loss)............................................................ $     0.84  $   1.18  $  (1.03)
                                                                                  ==========  ========  ========
Earnings (loss) per common share--assuming dilution:
    Income before extraordinary item............................................. $     0.80  $   1.15  $   0.51
    Extraordinary loss, net......................................................         --     (0.04)    (1.52)
                                                                                  ----------  --------  --------
    Net income (loss)............................................................ $     0.80  $   1.11  $  (1.01)
                                                                                  ==========  ========  ========
Weighted average basic shares....................................................     29,894    26,327    23,569
Weighted average diluted shares..................................................     31,513    27,925    23,859

                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                                  Shares of        Additional                        Retained      Total
                                   Common   Common  Paid-in     Unearned   Treasury  Earnings  Stockholders'
                                    Stock   Stock   Capital   Compensation  Stock    (Deficit)    Equity
                                  --------- ------ ---------- ------------ --------  --------- -------------
Balance, April 26, 1998..........  23,569    $236   $ 63,146    $    --    $     --  $ 22,749    $ 86,131
   Net loss......................      --      --         --         --          --   (24,176)    (24,176)
                                   ------    ----   --------    -------    --------  --------    --------
Balance, April 25, 1999..........  23,569     236     63,146         --          --    (1,427)     61,955
   Exercise of stock options and
     warrants....................     500       5      2,727         --          --        --       2,732
   Issuance of common stock
     for acquisition.............   6,300      63     59,699         --          --        --      59,762
   Net income....................      --      --         --         --          --    31,071      31,071
                                   ------    ----   --------    -------    --------  --------    --------
Balance, April 30, 2000..........  30,369     304    125,572         --          --    29,644     155,520
   Exercise of stock options.....     246       2      1,136         --          --        --       1,138
   Grant of nonvested stock......      --      --      2,700     (2,700)         --        --          --
   Purchase of treasury stock....      --      --         --         --     (16,661)       --     (16,661)
   Amortization of unearned
     compensation................      --      --         --        900          --        --         900
   Net income....................      --      --         --         --          --    25,144      25,144
                                   ------    ----   --------    -------    --------  --------    --------
Balance, April 29, 2001..........  30,615    $306   $129,408    $(1,800)   $(16,661) $ 54,788    $166,041
                                   ======    ====   ========    =======    ========  ========    ========


                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                          Fiscal Year Ended
                                                                   -------------------------------
                                                                   April 29,  April 30,  April 25,
                                                                     2001       2000       1999
                                                                   ---------  ---------  ---------
Operating Activities:
Net income (loss)................................................. $  25,144  $  31,071  $ (24,176)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization..................................    69,112     42,346     36,277
   Deferred income taxes..........................................    11,068     17,410     (7,763)
   Amortization of deferred financing costs.......................     4,388      2,969      2,317
   Amortization of unearned compensation..........................       900         --         --
   Other charges..................................................     8,165         --         --
   Valuation charge...............................................     1,032         --      5,097
   Loss (gain) on disposal of assets..............................      (271)    (3,106)       659
   Equity in (income) loss of unconsolidated joint ventures.......       162       (259)     1,340
   Extraordinary item (net of taxes)..............................        --        984     36,285
   Minority interest..............................................     6,358      3,700     (2,209)
   Changes in current assets and liabilities:
   Accounts receivable............................................    (2,020)       363       (278)
   Income tax receivable..........................................    (4,700)     8,143     15,592
   Prepaid expenses and other assets..............................    (6,475)    (1,666)    (1,126)
   Accounts payable and accrued liabilities.......................   (38,713)    28,526      3,203
                                                                   ---------  ---------  ---------
Net cash provided by operating activities.........................    74,150    130,481     65,218

Investing activities:
Purchase of property and equipment................................  (159,326)  (104,568)   (94,996)
Net cash paid for acquisitions....................................  (111,399)  (119,355)        --
Sale (purchase) of short-term investments.........................    39,044    (39,044)        --
Proceeds from sales of assets.....................................       271      6,134        202
Investments in and advances to joint ventures.....................    (1,324)       196     (1,482)
Restricted cash...................................................     1,256      2,559     44,861
Deposits and other................................................     6,100     (3,879)      (601)
                                                                   ---------  ---------  ---------
Net cash used in investing activities.............................  (225,378)  (257,957)   (52,016)

Financing Activities:
Proceeds from debt................................................     2,238    475,061    447,088
Net proceeds from line of credit..................................    93,000         --         --
Principal payments on debt........................................   (19,021)  (258,078)  (414,136)
Deferred financing costs..........................................      (779)    (9,384)   (13,497)
Purchase of treasury stock........................................   (16,659)        --         --
Proceeds from exercise of stock options and warrants..............     1,136      2,732         --
                                                                   ---------  ---------  ---------
Net cash provided by financing activities.........................    59,915    210,331     19,455

Net increase (decrease) in cash and cash equivalents..............   (91,313)    82,855     32,657
Cash and cash equivalents at beginning of year....................   167,972     85,117     52,460
                                                                   ---------  ---------  ---------
Cash and cash equivalents at end of year.......................... $  76,659  $ 167,972  $  85,117
                                                                   =========  =========  =========

                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

       CONSOLIDATED STATEMENTS OF CASH FLOWS--(Continued) (In thousands)

                                                                           Fiscal Year Ended
                                                                     ------------------------------
                                                                     April 29, April 30,  April 25,
                                                                       2001      2000       1999
                                                                     --------- ---------  ---------
Supplemental disclosure of cash flow information:
Net cash payments (receipts) for:
   Interest......................................................... $ 99,620  $  52,090   $63,297
   Income taxes.....................................................   22,337     (1,933)    3,140

Supplemental schedule of noncash investing and financing activities:
Notes payable and debt issued for:
   Property and equipment...........................................       --         --     8,369
Other:
Deferred financing costs funded through issuance of common stock....       --         --        --
   Construction costs funded through accounts payable...............    2,809      2,453     2,401
Acquisitions of businesses:
   Fair value of assets acquired....................................  189,772    496,417        --
   Less fair value of liabilities assumed...........................  (78,373)  (317,300)       --
   Less, stock issued...............................................       --    (59,762)       --
                                                                     --------  ---------   -------
   Net cash payment.................................................  111,399    119,355        --



                See notes to consolidated financial statements

                          ISLE OF CAPRI CASINOS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Basis of Presentation

      Isle of Capri Casinos, Inc. (the "Company" or "Isle of Capri") was incorporated as a Delaware corporation on February 14, 1990. The Company, through its subsidiaries, is engaged in the business of developing, owning and operating riverboat, dockside and land-based casinos and related facilities. The Company has licenses to conduct and currently conducts gaming operations in Biloxi, Vicksburg, Tunica, Natchez and Lula, Mississippi; in Bossier City and Lake Charles, Louisiana; in Bettendorf, Marquette and Davenport, Iowa; in Kansas City, Missouri; in Black Hawk, Colorado; in Las Vegas, Nevada; and Pompano, Florida. We are currently developing a casino in Boonville, Missouri and have received preliminary approval from the Missouri Gaming Commission to develop a casino and hotel facility in Jefferson County, Missouri, which is in the St. Louis metropolitan area.

      The consolidated financial statements of the Company include the accounts of Isle of Capri Casinos, Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses during the reporting period. Actual amounts when ultimately realized could differ from those estimates.

Fiscal Year End

      Effective April 27, 1997, the Company changed from an April 30 fiscal year end to a fiscal year ending on the last Sunday in April. This fiscal year creates more comparability of the Company's quarterly operations, by generally having an equal number of weeks (13) and weekend days (26) in each quarter. Periodically this system necessitates a 53-week year and fiscal 2000 was one such year. Fiscal 2001 commenced on May 1, 2000 and ended on April 29, 2001.

Cash Equivalents

      The Company considers all highly liquid investments with a maturity at the time of purchase of three months or less to be cash equivalents. Cash equivalents are placed primarily with a high-credit-quality financial institution. At April 29, 2001, cash equivalents were invested primarily in short-term commercial paper and U.S. Treasury Bills. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.

Revenue and Promotional Allowances

      Casino revenues represent the net win from gaming activities. Net win is the difference between gaming wins and losses. Casino revenues are net of accruals for anticipated payouts of progressive electronic gaming device jackpots.

      Net revenues do not include the retail amount of food, beverage and other items provided gratuitously to customers. These amounts, which are included in promotional allowances, totaled $124.7 million, $74.9 million

                          ISLE OF CAPRI CASINOS, INC.

and $49.7 million for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, respectively. The estimated cost of providing such complimentary services, which is included in casino expense, was $86.1 million, $52.7 million and $33.1 million for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, respectively. Promotional allowances also include cash given to guests (see New Pronouncements).

Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense for the years ended April 29, 2001, April 30, 2000 and April 25, 1999 totaled $21.1 million, $14.7 million and $10.8 million, respectively.

Licenses and other intangible assets

      Licenses and other intangible assets principally represent the license value attributed to the Louisiana gaming licenses acquired through the Company's acquisition of St. Charles Gaming Company, Inc. ("SCGC"), Grand Palais Riverboat, Inc. ("GPRI") and Louisiana Riverboat Gaming Partnership ("LRGP") and the value of the Lady Luck trademarks, player database and workforce acquired in the acquisition of Lady Luck Gaming Corporation. These assets are being amortized over a twenty-five-year period using straight-line method.

Long-lived Assets

      The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations, including related goodwill when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Deferred Financing Costs

      The costs of issuing long-term debt are capitalized and are being amortized using the straight-line method over the term of the related debt.

Berthing, Concession, and Leasehold Rights

      Berthing, concession and leasehold rights are recorded at cost and are being amortized over approximately twenty years using the straight-line method.

Goodwill

      Goodwill reflects the excess purchase price the Company paid in acquiring the net identifiable tangible and intangible assets of SCGC, GPRI, LRGP, Lady Luck and subsidiaries, BRDC, Inc., IOC Boonville, Inc. f/k/a Davis Gaming Boonville, Inc. ("Isle-Boonville"), Isle-Kansas City, Lady Luck Las Vegas and Rhythm City-Davenport. Goodwill is being amortized over a twenty-five-year period using the straight-line method (see New Pronouncements).

                          ISLE OF CAPRI CASINOS, INC.

New Pronouncements

      Effective for fiscal 2001, the Company adopted new guidance issued by the Emerging Issues Task Force of the Financial Accounting Standards Board relative to EITF Issue No.00-14 "Accounting for Certain Sales Incentives" and EITF Issue No.00-22, "Accounting for "Points" and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future". EITF Issue No.00-14 requires the redemption of coupons for cash to be recognized as a reduction of revenue and EITF Issue No.00-22 requires the redemption of "points" for cash to be recognized as a reduction of revenue. The Company has complied with the requirements of this new guidance in the accompanying consolidated statements of operations. To be consistent with the fiscal 2001 presentation, approximately $38.1 million and $23.5 million of slot points expense and cash coupon redemptions, previously reported as marketing expenses, have been reclassified to promotional allowances for the years ended April 30, 2000 and April 25, 1999, respectively.

      In June 1998, FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FASB 133") was issued. FASB 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, FASB Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" ("FASB 137") was issued. FASB 133, as amended by FASB 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. As of April 29, 2001, the Company has adopted FASB Statement No. 133 (see Item 7a). The impact of the adoption of FASB 133 on the Company's financial statements was insignificant.

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill not be amortized under any circumstance and only is reduced if it is found to be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, but earlier adoption is permissable under certain circumstances. The expected impact of the adoption of SFAS No. 142 will be an increase to income before income taxes of approximately $11.0 million in fiscal 2002 if the Company adopts this pronouncement in its first quarter of 2002.

                          ISLE OF CAPRI CASINOS, INC.

Earnings per Common Share

      The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                                                    Fiscal Year Ended
                                                                              ----------------------------
                                                                              April 29, April 30, April 25,
                                                                                2001      2000      1999
                                                                              --------- --------- ---------
Numerator:
   Income before extraordinary item..........................................  $25,144   $32,055  $ 12,109
   Extraordinary loss, net...................................................       --      (984)  (36,285)
                                                                               -------   -------  --------
   Net income (loss).........................................................   25,144    31,071   (24,176)
   Numerator for basic earnings (loss) per share--income
     (loss) available to common stockholders.................................   25,144    31,071   (24,176)
   Effect of dilutive securities.............................................       --        --        --
                                                                               -------   -------  --------
       Numerator for diluted earnings (loss) per share--income (loss)
         available to common stockholders after assumed conversions..........  $25,144   $31,071  $(24,176)
                                                                               =======   =======  ========

Denominator:
   Denominator for basic earnings (loss) per share--
     weighted--average shares................................................  $29,894   $26,327  $ 23,569
       Effect of dilutive securities-Employee stock options and warrants.....    1,619     1,598       290
                                                                               -------   -------  --------
   Dilutive potential common shares..........................................    1,619     1,598       290
                                                                               -------   -------  --------
       Denominator for diluted earnings (loss) per share--
         adjusted weighted--average shares and assumed
         conversions.........................................................  $31,513   $27,925  $ 23,859
                                                                               =======   =======  ========

Basic earnings (loss) per share
   Income before extraordinary item..........................................  $  0.84   $  1.22  $   0.51
   Extraordinary loss, net...................................................       --     (0.04)    (1.54)
                                                                               -------   -------  --------
   Net income (loss).........................................................  $  0.84   $  1.18  $  (1.03)
                                                                               =======   =======  ========

Diluted earnings (loss) per share
   Income before extraordinary item..........................................  $  0.80   $  1.15  $   0.51
   Extraordinary loss, net...................................................       --     (0.04)    (1.52)
                                                                               -------   -------  --------
   Net income (loss).........................................................  $  0.80   $  1.11  $  (1.01)
                                                                               =======   =======  ========

Stock Options

      The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the market value of the shares at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock option plans and accordingly, does not recognize compensation cost.

                          ISLE OF CAPRI CASINOS, INC.

2.  Property and Equipment

      Property and equipment consists of the following:

                                                    April 29,  April 30,
                                                      2001       2000
                                                    ---------- ---------
                                                       (In thousands)
Property and equipment:
   Land and land improvements...................... $  126,784 $114,626
   Leasehold improvements..........................    110,727   98,473
   Buildings and improvements......................    414,410  307,116
   Riverboats and floating pavilions...............    158,246   98,448
   Furniture, fixtures and equipment...............    224,638  171,364
   Construction in progress........................     31,398   53,565
                                                    ---------- --------
                                                     1,066,203  843,592
   Less: accumulated depreciation and amortization.    194,035  144,346
                                                    ---------- --------
                                                    $  872,168 $699,246
                                                    ========== ========

      Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                   Years
                                  -------
Slot machines....................    3
Furniture, fixtures and equipment  5-10
Leasehold improvements........... 10-39.5
Riverboats and floating pavilions   25
Buildings and improvements.......  39.5

      Interest capitalized during the years ended April 29, 2001, April 30, 2000 and April 25, 1999 totaled $3.8 million, $2.4 million and $7.2 million, respectively. Depreciation and amortization expense for property and equipment for the years ended April 29, 2001, April 30, 2000 and April 25, 1999 totaled $54.7 million, $35.1 million and $30.4 million, respectively.

      Effective April 26, 1999, Isle of Capri increased its estimate of the useful lives of all land-based buildings and improvements from 25 years to 39.5 years to more appropriately reflect the expected useful lives of those assets. At the same time, Isle of Capri reduced its estimate of the useful lives of slot machines from 5 years to 3 years due to technological changes. The net effect of these two changes increased consolidated net income, earnings per basic share and earnings per diluted share for the year ended April 29, 2001, by $1.0 million, $0.03 and $0.03, respectively. Excluding the changes in useful lives, consolidated net income, earnings per basic share and earnings per diluted share for the year ended April 29, 2001 would have been $24.1 million, $0.81 and $0.77, respectively. For the year ended April 30, 2000, the effect of these two changes was immaterial.

3.  Restricted Cash

      Restricted cash consists of a certificate of deposit in the amount of $1.5 million in connection with a lawsuit (see Note 12 for further details), construction escrow related to the Boonville, Missouri development of $1.0 million, workers' compensation deposits in the amount of $.3 million, and various other deposits totaling $1.5 million.

                          ISLE OF CAPRI CASINOS, INC.

4.  Short-term Investments

      Short-term investments consist primarily of short-term commercial paper and certificates of deposits. The carrying amount of short-term investments approximates fair value because of the short maturity of these instruments.

5.  Isle of Capri Black Hawk L.L.C.

      On April 25, 1997, a wholly-owned subsidiary of the Company, Casino America of Colorado, formed Isle-Black Hawk, a limited liability company, with Blackhawk Gold, Ltd., a wholly-owned subsidiary of Nevada Gold & Casinos, Inc. Isle-Black Hawk owns a casino in Black Hawk, Colorado, which opened on December 30, 1998. The Company has a 57% indirect ownership interest in Isle-Black Hawk. In August 2000, Isle-Black Hawk completed construction of a hotel containing 237 rooms at the site of the Isle-Black Hawk casino.

6.  Capri Cruises, L.L.C.

      On April 20, 1998, a subsidiary of the Company formed a joint venture, Capri Cruises, L.L.C., with Commodore Holdings Limited, parent company of Commodore Cruise Line, to operate a cruise ship with a home port of New Orleans. Cruise operations began in early June 1998. In December 2000, the cruise ship ceased operations as a result of Bankruptcy Court filings by Commodore Holdings, Ltd. and certain subsidiaries, the owner of the remaining 50% interest in the joint venture and the operator of the ship. The Company no longer owns an interest in the joint venture and has recorded a charge of approximately $2.9 million for the year ended April 29, 2001, for its investment in this venture and related costs.

7.  Mergers and Acquisitions

Isle of Capri-Tunica

      In March 1999, the Company acquired the original Harrah's casino facility located in Tunica County, Mississippi for $9.5 million. The Company invested an additional $24.0 million to equip, renovate and open this facility as an Isle of Capri casino. The Company opened the Isle-Tunica on July 26, 1999 with approximately 875 slot machines, 15 table games and two trademark restaurants. The Company also invested approximately $44.0 million to construct an on-site hotel with 227 rooms and two live entertainment theaters with combined seating for 1,800 people. Construction of the hotel and theaters was completed in November 2000.

Lady Luck Gaming Corporation

      On March 2, 2000 the Company acquired Lady Luck in a merger transaction pursuant to which Lady Luck became a wholly-owned subsidiary of the Company. Lady Luck's common stockholders received cash in the amount of $12 per share for an aggregate share consideration of approximately $59 million. Lady Luck operated dockside riverboat casinos and hotels in Lula and Natchez, Mississippi; owned a 50% interest in the Lady Luck Casino and Hotel in Bettendorf, Iowa; and on October 29, 1999, acquired the Miss Marquette Casino in Marquette, Iowa for $41.7 million. In November 1999, the Company made a secured loan of approximately $21.0 million to Lady Luck in order to assist Lady Luck in consummating its acquisition of the Miss Marquette. On March 2, 2000, the Company also completed the acquisition of certain intellectual property from entities owned by Lady Luck's former chairman for $31.0 million contemporaneously with the merger. The Company completed the acquisition of the Lady Luck Casino and Hotel in Las Vegas on September 12, 2000. The acquisition price for the Las Vegas facility was $14.5 million.

                          ISLE OF CAPRI CASINOS, INC.

BRDC, Inc.

      On March 2, 2000, a subsidiary of the Company merged with BRDC which owned a 50% interest in Lady Luck's Bettendorf, Iowa facility that was not owned by Lady Luck and related real estate in exchange for 6.3 million shares of the Company's common stock. BRDC was owned by members of the family of Bernard Goldstein, the Company's Chairman and Chief Executive Officer, including Robert Goldstein, a member of the Company's board of directors.

Davis Gaming Boonville, Inc.

      On May 3, 2000, the Company acquired Isle-Boonville, which has preliminary approval to develop a gaming facility in Boonville, Missouri. Isle of Capri is developing a casino project in Boonville with a total expected investment of approximately $63.5 million, which includes the purchase price of $11.5 million, of which approximately $16.2 million had been spent as of April 29, 2001. The Company expects to complete the project in late fall of 2001.

Flamingo Hilton Riverboat Casino, L.P.

      On June 6, 2000, the Company acquired certain assets less certain assumed liabilities of Isle-Kansas City for $33.5 million in cash. Isle of Capri plans to invest an additional $16.6 million in this project, primarily to re-theme the casino into an Isle of Capri casino, of which approximately $12.6 million had been spent as of April 29, 2001.

President Casinos--Davenport (Rhythm City-Davenport)

      On October 10, 2000, a subsidiary of Isle of Capri acquired certain assets of the President Casino and Hotel in Davenport, Iowa from a subsidiary of President Casinos, Inc. Isle of Capri has re-themed the casino into a Rhythm City Casino, a new brand for the Company at a cost of $17.5 million as of April 29, 2001.

      All of these transactions were accounted for as purchased business combinations with the purchase price allocated to the fair values of the assets and liabilities acquired. The operations of Lady Luck, BRDC, Isle-Boonville, Isle-Kansas City, Lady Luck Las Vegas and Rhythm City-Davenport are included in the consolidated statements of operations from their respective dates of acquisition. In fiscal 2001, the Company evaluated the allocation of the purchase price for Lady Luck and Lady Luck Las Vegas and based upon the estimated fair values of the related assets and liabilities, re-allocated the purchase price.

                          ISLE OF CAPRI CASINOS, INC.

      The pro forma unaudited results of operations for the years ended April 30, 2000, and April 25, 1999, assuming the purchase of Lady Luck and BRDC had been consummated as of April 27, 1998, follows:

                                                   April 30,  April 25,
                                                     2000       1999
                                                   ---------  ---------
                                                   (In thousands, except
                                                     per share data)
Revenues.......................................... $910,698   $733,879
Income before extraordinary item..................   13,820      6,580
Net income (loss).................................   12,836    (29,705)
Income per common share before extraordinary item:
   Basic..........................................     0.52       0.22
   Diluted........................................     0.49       0.22
Net income (loss) per common share:
   Basic..........................................     0.49      (0.98)
   Diluted........................................     0.46      (0.97)

8.  Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          Cash equivalents--The carrying amounts approximate fair value because of the short maturity of these instruments.

          Short-term investments--The carrying amounts approximate fair value because of the short maturity of these instruments.

          Restricted cash--The carrying amounts approximate fair value because of the short maturity of these instruments.

          Long-term debt--The fair value of the Company's long-term debt is estimated based on the quoted market price of the underlying debt issue or, when a quoted market price is not available, the discounted cash flow of future payments utilizing current rates available to the Company for debt of similar remaining maturities. Debt obligations with a short remaining maturity are valued at the carrying amount.

      The estimated carrying amounts and fair values of the Company's financial instruments are as follows:

                            April 29, 2001      April 30, 2000
                          ------------------- -------------------
                          Carrying            Carrying
                           Amount  Fair Value  Amount  Fair Value
                          -------- ---------- -------- ----------
                                      (In thousands)
Financial assets:
Cash equivalents......... $ 76,659  $ 76,659  $167,972  $167,972
Short-term investments...       --        --    39,044    39,044
Restricted cash..........    4,300     4,300     5,556     5,556

Financial liabilities:
Senior subordinated notes $390,000  $354,900  $390,000  $349,050
First mortgage notes.....   75,000    79,500    75,000    80,625
Other long-term debt.....  574,121   574,121   497,901   497,901

                          ISLE OF CAPRI CASINOS, INC.

9.  Long-Term Debt

                                                                                     April 29,  April 30,
                                                                                       2001       2000
                                                                                     ---------- ---------
Long-term debt consists of the following:                                               (In thousands)

8 3/4 % senior subordinated notes (described below)................................. $  390,000 $390,000
Senior Credit Facility (described below):
   Variable rate term loans.........................................................    461,250  475,000
   Revolver.........................................................................     93,000       --
13% First Mortgage Notes, issued by Isle of Capri Black Hawk L.L.C., due August
  2004; non-recourse to Isle of Capri Casinos, Inc..................................     75,000   75,000
Variable rate TIF Bonds due to City of Bettendorf, due in quarterly installments of various amounts, not including interest, Tax Incremental Financing Payable--
  Interest of approximately 6.7%, payments made through incremental property
  taxes to the City until paid in full, maturity no later than 2011.................      6,493    7,184
12 1/2 % note payable, due in monthly installments of $125,000, including interest,
  beginning October 1997 through October 2005.......................................      4,999    5,818
8% note payable, due in monthly installments of $66,667, including interest, through
  July 2002.........................................................................        888    1,587
8% note payable, due in monthly installments of $11,365, including interest, through
  December 2015.....................................................................      1,168    1,213
11% note payable, issued by Isle of Capri Black Hawk L.L.C., paid March 2001........         --      768
Other...............................................................................      6,323    6,331
                                                                                     ---------- --------
                                                                                      1,039,121  962,901
Less: current maturities............................................................     20,936   17,400
                                                                                     ---------- --------
Long-term debt...................................................................... $1,018,185 $945,501
                                                                                     ========== ========

8 3/4% Senior Subordinated Notes

      On April 23, 1999, the Company issued $390 million of 8 3/4% Senior Subordinated Notes due 2009 (the "Senior Subordinated Notes"). The Senior Subordinated Notes are guaranteed by all of the Company's significant subsidiaries, excluding the subsidiaries that own and operate the Isle-Black Hawk. Interest on the Senior Subordinated Notes is payable semi-annually on each April 15 and October 15 through maturity. The Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option at any time on or after April 15, 2004 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on April 15 of the years indicated below:

Year                Percentage
----                ----------
2004...............  104.375%
2005...............  102.917%
2006...............  101.458%
2007 and thereafter  100.000%

      The Company issued the Senior Subordinated Notes under an indenture between the Company, the subsidiary guarantors and a trustee. The indenture, among other things, restricts the ability of the Company and its restricted subsidiaries to borrow money, make restricted payments, use assets as security in other transactions,

                          ISLE OF CAPRI CASINOS, INC.

enter into transactions with affiliates, or pay dividends on or repurchase its stock or its restricted subsidiaries' stock. The Company is also restricted in its ability to issue and sell capital stock of its subsidiaries and in its ability to sell assets in excess of specified amounts or merge with or into other companies.

      A substantial part of the proceeds from the Senior Subordinated Notes was used to prepay long-term debt, including all of the $315,000,000 of 12 1/2 % Senior Secured Notes due 2003. The proceeds were also used to pay prepayment premiums, accrued interest and other transaction fees and costs.

Senior Credit Facility

      Simultaneously with the issuance of the Senior Subordinated Notes, the Company entered into a $175.0 million five-year credit facility (the "Senior Credit Facility") comprised of a $50.0 million term loan and a $125.0 million revolver. On March 2, 2000, the Company amended and restated the Senior Credit Facility in connection with the acquisition of Lady Luck and BRDC as well as to provide financing for the pending acquisitions of the Flamingo Hilton Riverboat Casino in Kansas City, Missouri and of Davis Gaming Boonville, Inc. The previous $175.0 million Senior Credit Facility was expanded under the amended and restated agreement to a $600.0 million facility ("Amended and Restated Senior Credit Facility").

      The Amended and Restated Senior Credit Facility provides for a $125.0 million revolving credit facility and a $100.0 million Tranche A term loan maturing on March 2, 2005, a $200.0 million Tranche B term loan maturing on March 2, 2006, and a $175.0 million Tranche C term loan maturing on March 2, 2007. The Company is required to make quarterly principal payments on the term loan portion of its Senior Credit Facility that began in March 2000. Such payments were initially $3.4 million per quarter with scheduled increases of $1.25 million per quarter in July of each year that the term loan is outstanding. On March 2, 2000, Isle of Capri drew $475.0 million in term loans under this facility in connection with the acquisition of Lady Luck and BRDC. A portion of the initial $475.0 million draw was also used to repay outstanding amounts under the existing credit facility and to fund the redemption of Lady Luck notes and preferred stock.

      At the Company's option, the revolving credit facility and the Tranche A term loan may bear interest at (1) the highest of 1/2 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.25%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.25%. At the Company's option, the Tranche B term loan may bear interest at
(1) the highest of 1/2 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.50%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.50%. At the Company's option, the Tranche C term loan may bear interest at (1) the highest of 1/2 of 1% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.625%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.625%. In the fourth quarter of fiscal 2001, the Company entered into three interest rate swap agreements that effectively convert portions of the floating rate term loans to a fixed-rate basis.

      The Amended and Restated Senior Credit Facility provides for certain covenants, including those of a financial nature. The Company was in compliance with these covenants as of April 29, 2001. The Amended and Restated Senior Credit Facility is secured by liens on substantially all of the Company's assets and guaranteed by all of its significant restricted subsidiaries, excluding Casino America of Colorado, Inc., Isle-Black Hawk, and their subsidiaries.

      The weighted average effective interest rate of total debt outstanding under the Amended and Restated Senior Credit Facility at April 29, 2001 was 8.49%.

                          ISLE OF CAPRI CASINOS, INC.

      At April 29, 2001, $93.0 million was outstanding under the revolving credit agreement. The outstanding amounts under the term loan portion of the facility at April 29, 2001 was (in thousands):

Tranche A $ 90,000
Tranche B  198,000
Tranche C  173,250
          --------
   Total. $461,250
          ========

      The Amended and Restated Senior Credit Facility also provides the Company with the ability to borrow an additional $50.0 million (the "Greenshoe Option") under the term loans.

13% First Mortgage Notes

      On August 20, 1997, Isle-Black Hawk issued $75.0 million of 13% First Mortgage Notes ("First Mortgage Notes") with contingent interest, due August 31, 2004, that is non-recourse debt to the Isle of Capri Casinos. Interest on the First Mortgage Notes is payable semi-annually on February 28 and August 31 of each year, commencing February 28, 1998. Additionally, contingent interest is payable on the First Mortgage Notes on each interest payment date, in an aggregate principal amount of 5% of the Consolidated Cash Flow (as defined in the Indenture governing the First Mortgage Notes). Every six months Isle-Black Hawk has met its debt covenant ratios to pay contingent interest in accordance with the Indenture. The amount of contingent interest expense recorded for the years ended April 29, 2001 and April 30, 2000 totaled $1.5 million and $1.1 million, respectively.

      The First Mortgage Notes are redeemable at the option of Isle-Black Hawk, in whole or in part, at any time on or after August 31, 2001, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning on August 31 of the years indicated below:

Year                Percentage
----                ----------
2001...............  106.500%
2002...............  103.200%
2003 and thereafter  100.000%

      On June 5, 2000, as required by the Indenture, Isle-Black Hawk offered to purchase for cash up to $1.2 million principal amount of First Mortgage Notes at a price of $1,010 per $1,000 principal amount, plus interest accrued up to, but not including, the payment date in accordance with the terms of the Indenture. None of the First Mortgage Notes were tendered for purchase. Isle Black-Hawk is required to make an offer based upon excess cash flow, as defined, every year during the term of the First Mortgage Notes.

Variable Rate TIF Bonds

      As part of the City of Bettendorf Development Agreement dated June 17, 1997, the City issued $9.5 million in tax incremental financing bonds ("TIF Bonds"), $7.5 million of which was used by Isle-Bettendorf to construct an overpass, parking garage, related site improvements and pay for disruption damages caused by construction of the overpass. To enable financing of the City's obligations, Isle-Bettendorf will pay incremental property taxes on the developed property assessed at a valuation of not less than $32.0 million until the TIF Bonds mature. Additionally, the TIF Bonds will also be repaid from the incremental taxes on the developed property within the defined "TIF District" which includes Isle-Bettendorf and over 100 other tax

                          ISLE OF CAPRI CASINOS, INC.

paying entities. As the TIF District will repay the TIF Bonds, Isle-Bettendorf may not be required to fully repay the $7.5 million. In the event that the taxes generated by the project and other qualifying developments in the redevelopment district do not fund the repayment of the total TIF Bonds prior to their scheduled maturity, Isle-Bettendorf will pay the City $0.25 per person for each person entering the boat until the remaining balance has been repaid.

Other

      Isle of Capri has $2.0 million available in bank lines of credit other than the Senior Credit Facility. As of April 29, 2001, Isle of Capri had no outstanding balances under these lines of credit.

      Isle-Black Hawk obtained a letter of credit, as a requirement to guarantee the City of Black Hawk (the "City") improvements according to the subdivision improvement agreement with the City. The letter of credit, totaling $.4 million and insured by $.2 million of restricted cash, can be drawn upon by the City for repair on the public improvements during the one-year warranty period ending February 2002.

      At April 29, 2001, Isle of Capri was in compliance with all debt covenants.

      The aggregate principal payments due on total long-term debt over the next five fiscal years and thereafter are as follows:

Fiscal Year
  Ending
  ----        (In thousands)
   2002......   $   20,936
   2003......       27,905
   2004......       31,692
   2005......      204,170
   2006......      193,152
   Thereafter      561,266
                ----------
                $1,039,121
                ==========

10.  Commitments

      The Company has an agreement with the Biloxi Port Commission that provides the Company with certain docking rights. This agreement expires in July 2004, with seven renewal options of five years each Annual rentals are the greater of $500,000 or 1% of gross gaming revenue, as defined. Annual rent during each renewal term is adjusted for increases in the Consumer Price Index, limited to 6% for each renewal period.

      In addition, the Company leases certain land, buildings, and other improvements from the City of Biloxi under a lease and concession agreement. This agreement expires in July 2004, with options to renew for six additional terms of five years each. Annual rent is $530,000 plus 3% of gross gaming revenue, as defined, in excess of $25.0 million. Annual rent during each renewal term is adjusted for increases in the Consumer Price Index, limited to 6% for each renewal period.

      In April 1994, the Company entered an Addendum to the lease with the City of Biloxi, which requires the Company to pay 4% of gross non-gaming revenues received as defined, net of sales tax, comps and discounts. Additional rent will be due to the City of Biloxi for the amount of any increase from and after January 1, 2016 in the rent due to the State Institutions of Higher Learning under a lease between the City of Biloxi and the State

                          ISLE OF CAPRI CASINOS, INC.

Institutions of Higher Learning (the "IHL Lease") and for any increases in certain tidelands leases between the City of Biloxi and the State of Mississippi.

      In April 1994, in connection with the construction of a hotel, the Company entered a lease for additional land. The Company first acquired the leasehold interest of Sea Harvest, Inc., the original lessee, for consideration of $8,000 per month for a period of ten years. The Company's lease is with the City of Biloxi, Mississippi, for an initial term of 25 years, with options to renew for six additional terms of 10 years each and a final option period with a termination date commensurate with the termination date of the IHL Lease, but in no event later than December 31, 2085. Annual rent (which includes payments to be made pursuant to the purchase of a related leasehold interest) is $444,400, plus 4% of gross non-gaming revenue, as defined. The annual rent is adjusted after each five-year period based on increases in the Consumer Price Index, limited to 10% increase in any five-year period. The annual rent will increase 10 years after the commencement of payments pursuant to a termination of lease and settlement agreement, to an amount equal to the sum of annual rent as if it had been $500,000 annually plus adjustments thereto based on the Consumer Price Index.

      In February 1995, in conjunction with its planned Cripple Creek Colorado development, the Company entered into a land lease. The lease has an initial term of 25 years, with options to renew for seven additional terms of 10 years each. The base rent is $250,000 per year increased by $10,000 each year until the annual rent is $300,000. After seven years, and every two years thereafter, the annual rent is adjusted based on increases in the Consumer Price Index, limited to a 4% increase in any two-year period.

      The Company leases approximately 16.25 acres of land in Calcasieu Parish, Louisiana for use in connection with the Isle-Lake Charles. The initial term of this lease expires in March 2005 and we have the option to renew it for sixteen additional terms of five years each. Rent under the Isle-Lake Charles lease is currently $1.3 million per year and is subject to increases based on the Consumer Price Index and construction of hotel facilities on the property.

      In March 1999, the Company entered into a lease for land in Tunica County, Mississippi for use in connection with the Isle-Tunica. The initial lease term is five years with the option to renew the lease for seven additional terms of five years. Base rent for each lease year equals the greater of 2% of gross gaming revenue or $800,000. Once gross gaming revenue exceeds $40.0 million during any lease year, the base rent in the following months of such year shall be increased by an amount equal to 2% of such excess. The landlord is entitled to receive additional rent based on excess available cash, as defined in the lease.

      The Company leases riverfront land from the City of Marquette, Iowa, under a lease agreement. This agreement expires in December 2019. Annual rent is $180,000 payable in equal monthly installments due on the first of each month. In addition to the base rent, the Company must also pay the following amounts: (1) $0.50 per customer per day due the 15/th /day following each month and (2) 2.5% of net gambling receipts, as defined, from $20 million to $40 million, plus 5% of net gambling receipts, as defined, from $40 million to $60 million, plus 7% of net gambling receipts, as defined, in excess of $60 million, due annually.

      The Company leases approximately 1,000 acres of land in Coahoma County, Mississippi and utilizes approximately 50 acres in connection with the operations of Isle-Lula. Unless terminated by the Company at an earlier date, the lease expires in 2033. Rent under the lease is currently 5.5% of gross gaming revenue as established by the Mississippi Gaming Commission, as well as $3,333 per month for the Rhythm & Blues hotel.

      Through numerous lease agreements, the Company leases approximately 64 acres of land in Natchez, Mississippi, which is used in connection with the operation of Isle-Natchez. Unless terminated by the Company

                          ISLE OF CAPRI CASINOS, INC.

at an earlier date, the lease expiration dates vary from 2001 - 2037. Rents under the leases currently total approximately $60,000 per month. The Company also leases approximately 7.5 acres of land, which is utilized for parking at the facility.

      The Company leases approximately 28 acres from the Kansas City Port Authority in connection with the operation of the Flamingo Casino. The term of the lease is 5 years and we have the option to renew the lease for 8 additional terms of 5 years each. Rent under the lease is currently $3 million per year, subject to the higher of $3 million (minimum rent) per year, or 3.25% of gross revenues, less complimentaries.

      Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at April 29, 2001:

                                               Capital  Operating
                                               Leases    Leases
                                               -------  ---------
                                                 (In thousands)
2002.......................................... $   395  $ 21,986
2003..........................................     402    19,384
2004..........................................     384    17,727
2005..........................................     331    17,724
2006..........................................     318    16,972
Thereafter....................................   4,946   100,305
                                               -------  --------
Total minimum lease payments.................. $ 6,776  $194,098
                                                        ========
Amounts representing interest.................  (4,085)
                                               -------
Present value of net minimum lease payments... $ 2,691
                                               =======

      Rent expense for operating leases was approximately $36.6 million, $19.6 million and $10.8 million for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, respectively. Such amounts include contingent rentals of $8.5 million, $3.0 million and $2.6 million for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, respectively.

Jefferson County, Missouri

      On July 26, 2000, the Missouri Gaming Commission preliminarily selected the Company's Jefferson County, Missouri project for development. The project will primarily serve the South St. Louis metropolitan area. The project is expected to include a 35,000-square-foot casino, the Isle's signature restaurants, a 200-room hotel and an entertainment complex. Isle of Capri expects to invest approximately $105 million in the project. A town located near the site of the Company's proposed development has indicated that it intends to condemn and/or annex the Company's site in order to prevent development of the project. The Company intends to vigorously oppose these efforts and has filed a declaratory judgment challenging the town's right to condemn and/or annex the property. Development of the project has been delayed.

11.  Related Party Transactions

      On January 2, 1998, the Company acquired approximately 0.7 acres of property (the "Acquired Property") contiguous to the property being developed by Isle-Black Hawk for expansion of the entrance and signage. On January 2, 1998, Isle-Black Hawk, as Lessee, entered into a lease agreement with the Company for the Acquired Property and has utilized the Acquired Property in developing Isle-Black Hawk. The lease

                          ISLE OF CAPRI CASINOS, INC.

obligation consisted of $102,000 paid upon the inception of the lease and $17,000 per month, commencing July 15, 1998, and continuing until December 31, 2002. During the term of the lease, Isle-Black Hawk had the right to purchase the property for $1.5 million plus all interest and out-of-pocket costs that the Company incurred in connection with the purchase and ownership of the land, less any payments made by Isle-Black Hawk, as lessee. On January 7, 2000, Isle-Black Hawk purchased the property for $1.3 million.

      The Company also leases approximately eight acres of land from an entity owned by members of Bernard Goldstein's family, including Robert Goldstein, which is used for parking. The initial term of the lease expires 60 days after written notice is given to either party and rent under the lease is currently $20,000 per month.

12.  Contingencies

      One of the Company's subsidiaries has been named, along with numerous manufacturers, distributors and gaming operators, including many of the country's largest gaming operators, in a consolidated class action lawsuit pending in Las Vegas, Nevada. These gaming industry defendants are alleged to have violated the Racketeer Influenced and Corrupt Organizations Act by engaging in a course of fraudulent and misleading conduct intended to induce people to play their gaming machines based upon a false belief concerning how those gaming machines actually operate and the extent to which there is actually an opportunity to win on any given play. The suit seeks unspecified compensatory and punitive damages. A motion for certification of the class is currently pending before the court and no discovery as to the merits of the alleged claims has begun. The Company is unable at this time to determine what effect, if any, the suit would have on its financial position or results of operations. However, the gaming industry defendants are committed to defend vigorously all claims asserted in the consolidated action.

      In August 1997, a lawsuit was filed which seeks to nullify a contract to which Louisiana Riverboat Gaming Partnership is a party. Pursuant to the contract, Louisiana Riverboat Gaming Partnership pays a fixed amount plus a percentage of revenue to various local governmental entities, including the City of Bossier and the Bossier Parish School Board, in lieu of payment of a per-passenger boarding fee. Summary judgment in favor of Louisiana Riverboat Gaming Partnership was granted on June 4, 1998. That judgment was not appealed and is now final. On June 11, 1998, a similar suit was filed and judgment was rendered in the Company's favor on September 16, 1999 by the lower court. The case has been appealed, and is currently pending. The Company intends to vigorously defend this suit.

      Lady Luck and several joint venture partners are defendants in a lawsuit brought by the country of Greece and its Minister of Tourism before the Greek Multi-Member Court of First Instance. The action alleges that the defendants failed to make specified payments in connection with the gaming license bid process for Patras, Greece. The payments the Company is alleged to have been required to make aggregate approximately $2.1 billion drachma (which was approximately $5.5 million as of April 29, 2001 based on published exchange rates). Although it is difficult to determine the damages being sought from the lawsuit, the action may seek damages up to that aggregate amount plus interest from the date of the alleged breach of approximately $2.7 million. Although the court granted our motion for summary judgment and dismissed the lawsuit, the matter is subject to appeal by the plaintiff. Accordingly, the outcome cannot be predicted with any degree of certainty. We intend to vigorously defend the claims asserted in this action.

      We are currently involved in an arbitration proceeding concerning the amount of payments owed to a party which had an interest in property owned by the Company located in Lula, Mississippi. The claimant is seeking payments based upon gross revenue from our Lula, Mississippi facility. We dispute this claim and

                          ISLE OF CAPRI CASINOS, INC.

believe that our responsibility is limited to payments that are fixed in amount. We intend to vigorously defend the claim asserted in this proceeding.

      The Company is engaged in various other litigation matters and has a number of unresolved claims. Although the ultimate liability of this litigation and these claims cannot be determined at this time, the Company believes that they will not have a material adverse effect on the Company's consolidated financial position or results of operations.

      The Company is subject to certain federal, state and local environmental protection, health and safety laws, regulations and ordinances that apply to businesses generally, and is subject to cleanup requirements at certain of its facilities as a result thereof. The Company has not made, and does not anticipate making, material expenditures or incurring delays with respect to environmental remediation or protection. However, in part because the Company's present and future development sites have, in some cases, been used as manufacturing facilities or other facilities that generate materials that are required to be remediated under environmental laws and regulations, there can be no guarantee that additional pre-existing conditions will not be discovered and that the Company will not experience material liabilities or delays.

13.  Income Taxes

      Income tax provision (benefit) consists of the following:

                         Fiscal Year Ended
                   ----------------------------
                   April 29, April 30, April 25,
                     2001      2000      1999
                   --------- --------- ---------
                          (In thousands)
Current:
   Federal........  $10,430   $ 6,891  $   (485)
   State..........      506       538       485
                    -------   -------  --------
                     10,936     7,429        --
Deferred:
   Federal........    8,705    15,928    (8,558)
   State..........      863     1,482       795
                    -------   -------  --------
                      9,568    17,410    (7,763)
                    -------   -------  --------
                     20,504    24,839    (7,763)
Extraordinary loss       --      (634)  (19,538)
                    -------   -------  --------
                    $20,504   $25,473  $ 11,775
                    =======   =======  ========

                          ISLE OF CAPRI CASINOS, INC.

      A reconciliation of income tax provision (benefit) to the statutory corporate federal tax rate of 35% is as follows:

                                        Fiscal Year Ended
                                  ----------------------------
                                  April 29, April 30, April 25,
                                    2001      2000      1999
                                  --------- --------- ---------
                                         (In thousands)
Statutory tax provision (benefit)  $16,033   $19,569  $(11,178)
Effects of:
   State taxes...................      890     2,021       591
   Goodwill......................    3,355     1,556     1,185
   Other.........................      226     1,693     1,639
                                   -------   -------  --------
                                   $20,504   $24,839  $ (7,763)
                                   =======   =======  ========

      Significant components of the Company's net deferred income tax liabilities are as follows:

                                            Fiscal Year Ended
                                           ------------------
                                           April 29, April 30,
                                             2001      2000
                                           --------- ---------
                                             (In thousands)
Deferred tax liabilities:
   Property and equipment.................  $64,750   $81,072
   Other..................................    2,427       690
                                            -------   -------
Total deferred tax liabilities............   67,177    81,762
Deferred tax assets:
   Dividends..............................      258       351
   Write-down of assets held for sale.....   21,202    20,841
   Preopening expenses....................   (2,114)   (1,522)
   Accrued expenses.......................    7,347     9,148
   Charitable contribution carryover......      366       926
   Alternative minimum tax credit.........    2,483     2,181
   Net operating losses...................   34,305    43,319
   Other..................................    7,077     4,893
                                            -------   -------
Total deferred tax assets.................   70,924    80,137
Valuation allowance on deferred tax assets   (4,773)   (8,971)
                                            -------   -------
Net deferred tax assets...................   66,151    71,166
                                            -------   -------
Net deferred tax liabilities..............  $ 1,026   $10,596
                                            =======   =======

      At April 29, 2001, the Company had alternative minimum tax credits that can be carried forward indefinitely to reduce future regular tax liabilities. Additionally, as of April 29, 2001, the Company had federal net operating loss carryforwards of $95.2 million for income tax purposes, with expiration dates from 2008 to 2019. The net operating losses are subject to limitation under the income tax regulations, which may limit the amount ultimately utilized.

                          ISLE OF CAPRI CASINOS, INC.

14.  Common Stock

Stock-based compensation.

      Under the Company's 1992, 1993 and 2000 Stock Option Plans, as amended, a maximum of 1,058,750, 4,650,000 and 2,542,566 options, respectively, may be granted to directors, officers and employees. The plans provide for the issuance of incentive stock options and nonqualified options which have a maximum term of 10 years and are, generally, exercisable in yearly installments ranging from 20% to 25%, commencing one year after the date of grant.

      Stock options outstanding are as follows:

                                                           Weighted            Weighted
                                                           Average             Average
                                                  2001     Exercise   2000     Exercise   1999
                                                 Options    Price    Options    Price    Options
                                                ---------  -------- ---------  -------- ---------
Outstanding options at beginning of fiscal year 3,920,498   $ 5.29  3,959,487   $ 4.48  2,718,199
Options granted................................   611,250    15.47    518,200    10.25  1,342,500
Options exercised..............................  (246,374)    4.65   (380,989)    4.11         --
Options canceled...............................  (119,190)    8.87   (176,200)    4.49   (101,212)
                                                ---------           ---------           ---------
Outstanding options at end of fiscal year...... 4,166,184     6.72  3,920,498     5.29  3,959,487
                                                =========           =========           =========

      Weighted average fair value of options granted during fiscal 2001 and 2000 was $11.62 and $6.78, respectively.

      The following table summarizes information about stock options outstanding at April 29, 2001:

                                      Options Outstanding  Options Exercisable
                                      -------------------- --------------------
                                       Weighted
                                        average   Weighted             Weighted
                                       remaining  average              average
                            Number    contractual exercise   Number    exercise
Ranges of exercise prices Outstanding    life      price   exercisable  price
------------------------- ----------- ----------- -------- ----------- --------
      $.89-$ 5.70........  2,505,124  6.40 years   $ 3.38   1,444,744   $ 3.54
      5.88-11.25.........    876,560  6.55 years     8.76     501,552     7.65
      11.56-18.00........    784,500  7.59 years    15.07     203,250    13.94
                           ---------                        ---------
      $.89-$ 18.00.......  4,166,184  6.65 years     6.72   2,149,546     5.48
                           =========                        =========

                          ISLE OF CAPRI CASINOS, INC.

      Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, Accounting for Stock-based Compensation. Had compensation costs for the Company's three stock option plans been determined based on the fair value at the grant dates for awards in fiscal years 2001, 2000 and 1999 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts disclosed below:

                                       Fiscal Year Ended
                                 ------------------------------------
                                 April 29,    April 30,    April 25,
                                   2001         2000         1999
                                 ---------    ---------    ---------
                                 (In thousands, except per share data)
Net income (loss)
   As reported..................  $25,144      $31,071     $(24,176)
   Pro forma....................  $23,641      $29,055     $(25,153)
Earnings (loss) per common share
Basic...........................
   As reported..................    $0.84        $1.18       $(1.03)
   Pro forma....................    $0.79        $1.10       $(1.07)
Diluted
   As reported..................    $0.80        $1.11       $(1.01)
   Pro forma....................    $0.75        $1.04       $(1.05)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal 2001, 2000 and 1999: options vesting at 20% per year for five years; dividend yield of 0%; weighted average expected volatility of ..70, .70 and .74, respectively; risk-free interest rate of 5.06%, 5.80% and 5.20%, respectively; and expected lives of 6 years.

      The pro forma effect on net income (loss) for fiscal 2001, 2000 and 1999 is not representative of the pro forma effect on net income for future years because it does not take into account pro forma compensation expense related to grants made prior to fiscal 1996 or the potential for issuance of additional stock options in future years.

Warrants

      At April 29, 2001, the Company had the following outstanding warrants:

                               Number of
                            ---------------- Exercise
Date Issued Expiration Date Warrants Shares   Price
----------- --------------- -------- ------- --------
June 1996.. June 30, 2001         1   12,500  $ 5.88
June 1996.. June 30, 2001         1   12,500  $ 5.88
May 1996... May 3, 2001     380,599  380,599  $10.00
May 1996... May 3, 2001           1  416,667  $12.00
August 1996 October 1, 2001 500,000  500,000  $10.50

15.  Stockholder Rights Plan

      In February 1997, the Company adopted a Stockholder Rights Plan. The Plan is designed to preserve the long-term value of the shareholders' investment in the Company. Under the Plan, each shareholder will receive a distribution of one Right for each share of the Company's outstanding common stock. The Rights were distributed to shareholders of record on March 3, 1997 and will expire ten years thereafter. Each right entitles the

                          ISLE OF CAPRI CASINOS, INC.

holder to purchase one one-thousandth (1/1,000) of a share of a new series of participating preferred stock at an initial exercise price of $12.50. Initially the rights are represented by the Company's common stock certificates and are not exercisable. The rights become exercisable shortly after a person or group acquires beneficial ownership of 15% or more of the Company or publicly announces its intention to commence a tender or exchange offer that would result in the 15% beneficial ownership level. Under certain circumstances involving a buyer's acquisition of a 15% position in the Company, all Rights holders except the buyer will be entitled to purchase common stock at half price. If the Company is acquired through a merger, after such an acquisition, all Rights holders except the buyer will be entitled to purchase stock in the buyer at half price. The Company may redeem the Rights at one cent each at any time before a buyer acquires 15% of the Company's stock.

16.  Preopening Expenses

      Preopening expenses of $0.2 million, $3.4 million and $3.3 million represent salaries, benefits, training, marketing and other costs incurred in connection with the opening of the Isle-Boonville in December 2001, Isle-Tunica on July 26, 1999 and Isle-Black Hawk on December 30, 1998, respectively.

17.  Valuation Allowance

      During fiscal 2001, the Company recorded a valuation allowance totaling $1.0 million. The valuation allowance reflects the write-down of marine assets held for development or sale.

      During fiscal 1999, the Company recorded a valuation allowance totaling $5.1 million. The valuation allowance reflects the write-down of assets held for development or sale of $2.4 million related to its two original riverboat casino vessels and land the Company was planning to develop in Cripple Creek, Colorado. During the third quarter ended January 24, 1999, the Company entered an agreement to sell one of its two original riverboats for less than the recorded value. This sale closed during fiscal 2000; however, the Company had adjusted the valuation allowance related to both riverboats to reflect the fair value, based on the agreed upon sales price as of the third quarter ended January 24, 1999. Also, management delayed its plans to develop a casino on land it owns in Cripple Creek, Colorado. Accordingly, during the third quarter ended January 24, 1999, management established a valuation allowance on the land it owns in Cripple Creek to reflect the fair value as the carrying value. Additionally, the valuation allowance included $2.7 million related to future obligations under an operating lease related to its Cripple Creek, Colorado project.

18.  Other Charges

      Other charges of $8.2 million includes a $3.0 million loss due to the write off of abandoned expansion projects assets at Isle-Biloxi, a $2.9 million loss due to the termination of the joint venture as a result of Bankruptcy Court filings by Commodore Holdings, Ltd., the operator of the Enchanted Capri and owner of the remaining 50% interest in the joint venture (see Note 6), $1.4 million buyout of the Crowne Plaza license at the Isle-Biloxi, and $.9 million loss relating to the write off of the theater production contracts at Isle-Tunica.

19.  Extraordinary Item

      The Company incurred pre-tax extraordinary losses totaling $1.6 million in the fiscal year 2000 and $55.8 million in the fiscal year 1999. These losses are associated with the extinguishment of debt, primarily related to debt associated with the acquisition of Lady Luck on March 2, 2000 and the refinancing of the Company's $315 million 12 1/2% Senior Secured Notes and other debt on April 23, 1999. These losses included early payment premiums, as well as the write-off of consent fees and debt acquisition costs. The tax benefit from

                          ISLE OF CAPRI CASINOS, INC.

the extraordinary losses for fiscal 2000 and fiscal 1999 was approximately $.6 million and $19.5 million, respectively.

20.  Deferred Bonus Plan

      In the second quarter of fiscal 2001, the Company's stockholders approved the Deferred Bonus Plan. The Plan provides for the issuance of nonvested stock to eligible officers and employees who agree to receive a deferred bonus in the form of nonvested stock. The vesting of the stock is dependent upon continued service to the Company for a period of five years. The nonvested stock issued in connection with the Plan totaled 380,681 shares as of April 29, 2001. For the year ended April 29, 2001, the Company recorded an unearned compensation contra account in consolidated stockholders' equity equal to the fair value of the nonvested award and recorded compensation expense for the portion of unearned compensation that had been earned through April 29, 2001.

21.  Stock Repurchase

      In November 2000, the Company's Board of Directors approved a stock repurchase program allowing for the purchase of up to 1.5 million shares of the Company's outstanding common stock. In January 2001, the Board of Directors approved an additional 1.5 million shares under the stock repurchase program. As of April 29, 2001, a total of 2.0 million shares of common stock had been repurchased at a total cost of $16.7 million.

22.  Employee Benefit Plan

      The Company has a defined-contribution, profit-sharing plan, including 401(k) plan provisions, covering substantially all of its employees. The Company's contribution expense related to this plan was approximately $1.8 million, $.9 million and $.6 million for the years ended April 29, 2001, April 30, 2000 and April 25, 1999, respectively. The Company's contribution is based on a percentage of employee contributions and may include an additional discretionary amount.

23.  Consolidating Condensed Financial Information

      Certain of the Company's subsidiaries have fully and unconditionally guaranteed the payment of all obligations under the Company's $390 million
8 3/4% Senior Subordinated Notes due 2009. The following table presents the consolidating condensed financial information of Isle of Capri Casinos, Inc., as the parent company, its guarantor subsidiaries and its non-guarantor subsidiaries as of April 29, 2001, April 30, 2000 and April 25, 1999.

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
         AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000
                              AND APRIL 25, 1999
                                (In thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                           As of April 29, 2001
Balance Sheet
Current assets.....................  $   14,606    $   92,445    $ 14,407    $        --   $  121,458
Intercompany receivables...........     858,629       130,130           3       (988,763)          (1)
Investments in subsidiaries........     256,497       256,877          --       (513,335)          39
Property and equipment, net........       1,714       766,777     103,677             --      872,168
Other assets.......................      33,350       352,746       3,147             --      389,243
                                     ----------    ----------    --------    -----------   ----------
Total assets.......................  $1,164,796    $1,598,975    $121,234    $(1,502,098)  $1,382,907
                                     ==========    ==========    ========    ===========   ==========

Current liabilities................  $   36,682    $  110,457    $ 12,406    $         1   $  159,546
Intercompany payables..............      23,884       962,691       2,188       (988,763)          --
Long-term debt, less current
  maturities.......................     926,750        15,279      76,156             --    1,018,185
Deferred income taxes..............      11,434         4,129          --             --       15,563
Other accrued liabilities..........          --         9,670          --             --        9,670
Minority interest..................          --            --          --         13,902       13,902
Stockholders' equity...............     166,046       496,749      30,484       (527,238)     166,041
                                     ----------    ----------    --------    -----------   ----------
Total liabilities and stockholders'
  equity...........................  $1,164,796    $1,598,975    $121,234    $(1,502,098)  $1,382,907
                                     ==========    ==========    ========    ===========   ==========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                  Isle of Capri     (a)          (b)
                                  Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                    Guarantor      Owned      Owned Non-       and      Isle of Capri
                                     (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                    Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                  ------------- ------------ ------------ ------------- -------------
                                                   For the year ended April 29, 2001
Statement of Operations
Revenues:
Casino...........................   $     --     $  855,150    $101,997     $      --    $  957,147
Rooms, food, beverage and other..        528        202,883      17,790            --       221,201
                                    --------     ----------    --------     ---------    ----------
Gross revenues...................        528      1,058,033     119,787            --     1,178,348
Less: promotional allowances.....         --        175,879      19,668            --       195,547
                                    --------     ----------    --------     ---------    ----------
Net revenues.....................        528        882,154     100,119            --       982,801

Operating expenses:
Casino...........................         --        177,392      14,817            --       192,209
Gaming taxes.....................         --        172,489      20,082            --       192,571
Rooms, food, beverage and other..     (1,409)       348,990      35,596            --       383,177
Depreciation and amortization....      1,179         64,597       3,336            --        69,112
                                    --------     ----------    --------     ---------    ----------
Total operating expenses.........       (230)       763,468      73,831            --       837,069
Operating income.................        758        118,686      26,288            --       145,732
Gain on sale of assets...........         --            271          --            --           271
Interest expense.................    (92,128)       (96,415)    (11,688)      101,289       (98,942)
Interest income..................    100,687          5,524         184      (101,289)        5,106
Minority interest................         --             --          --        (6,357)       (6,357)
Dividend income..................         --         14,819          --       (14,819)           --
Equity in income (loss) of
  unconsolidated joint venture...     31,236         29,046          --       (60,444)         (162)
                                    --------     ----------    --------     ---------    ----------
Income (loss) before income taxes     40,553         71,931      14,784       (81,620)       45,648
Income tax provision.............     15,418          5,086          --            --        20,504
                                    --------     ----------    --------     ---------    ----------
Net income (loss)................   $ 25,135     $   66,845    $ 14,784     $ (81,620)   $   25,144
                                    ========     ==========    ========     =========    ==========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                     For the year ended April 29, 2001
Statement of Cash Flows
Net cash provided by (used in)
  operating activities.............   $(183,107)   $ 439,057     $14,802      $(196,602)    $  74,150
Net cash provided by (used in)
  investing activities.............      41,265     (453,984)     (8,570)       195,911      (225,378)
Net cash provided by (used in)
  financing activities.............      63,056       (4,129)        297            691        59,915
                                      ---------    ---------     -------      ---------     ---------
Net increase (decrease) in cash and
  cash equivalents.................     (78,786)     (19,056)      6,529             --       (91,313)
Cash and cash equivalents at
  beginning of the year............      78,945       82,514       6,513             --       167,972
                                      ---------    ---------     -------      ---------     ---------
Cash and cash equivalents at end of
  the year.........................   $     159    $  63,458     $13,042      $      --     $  76,659
                                      =========    =========     =======      =========     =========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                           As of April 30, 2000
Balance Sheet
Current assets.....................  $  130,939    $   99,785    $  7,609    $        --   $  238,333
Intercompany receivables...........     584,189       238,811           4       (823,004)          --
Investments in subsidiaries........     371,070            --          --       (369,156)       1,914
Property and equipment, net........       5,229       595,306      98,711             --      699,246
Other assets.......................      46,724       315,729       3,568             --      366,021
                                     ----------    ----------    --------    -----------   ----------
Total assets.......................  $1,138,151    $1,249,631    $109,892    $(1,192,160)  $1,305,514
                                     ==========    ==========    ========    ===========   ==========

Current liabilities................  $   44,474    $  103,698    $ 13,769    $        --   $  161,941
Intercompany payable...............      23,904       794,475       4,731       (823,015)          95
Long-term debt, less current
  maturities.......................     854,973        15,528      75,000             --      945,501
Deferred income taxes..............     (14,801)       40,564          --             --       25,763
Other accrued liabilities..........          --         8,851          --             --        8,851
Minority interest..................          --            --          --          7,843        7,843
Stockholders' equity...............     229,601       286,515      16,392       (376,988)     155,520
                                     ----------    ----------    --------    -----------   ----------
Total liabilities and stockholders'
  equity...........................  $1,138,151    $1,249,631    $109,892    $(1,192,160)  $1,305,514
                                     ==========    ==========    ========    ===========   ==========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                   Isle of Capri     (a)          (b)
                                   Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                     Guarantor      Owned      Owned Non-       and      Isle of Capri
                                      (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                     Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                   ------------- ------------ ------------ ------------- -------------
                                                    For the year ended April 30, 2000
Statement of Operations
Revenues:
Casino............................    $    --      $530,803     $ 88,548     $     --      $619,351
Rooms, food, beverage and other...      1,353       127,318       11,774           --       140,445
                                      -------      --------     --------     --------      --------
Gross revenues....................      1,353       658,121      100,322           --       759,796
Less: promotional allowances......         --        97,957       15,135           --       113,092
                                      -------      --------     --------     --------      --------
Net revenues......................      1,353       560,164       85,187           --       646,704

Operating expenses:
Casino............................         --       103,509       12,596           --       116,105
Gaming taxes......................         --       105,232       17,340           --       122,572
Rooms, food, beverage and other...     (4,997)      223,404       33,778           --       252,185
Depreciation and amortization.....      1,030        39,202        2,114           --        42,346
                                      -------      --------     --------     --------      --------
Total operating expenses..........     (3,967)      471,347       65,828           --       533,208
                                      -------      --------     --------     --------      --------

Operating income..................      5,320        88,817       19,359           --       113,496
Gain on sale of assets............      3,092            14           --           --         3,106
Interest expense, net.............      2,804       (47,683)     (10,754)          --       (55,633)
Minority interest.................         --            --           --       (3,700)       (3,700)
Equity in income (loss) of
  unconsolidated joint venture....     44,686            --           --      (44,427)          259
                                      -------      --------     --------     --------      --------
Income (loss) before income taxes
  and extraordinary item..........     55,902        41,148        8,605      (48,127)       57,528
Income tax provision..............     10,977        14,496           --           --        25,473
                                      -------      --------     --------     --------      --------
Income (loss) before extraordinary
  item............................     44,925        26,652        8,605      (48,127)       32,055
Extraordinary loss on
  extinguishment of debt (net of
  applicable income tax
  benefit)........................         --          (984)          --           --          (984)
                                      -------      --------     --------     --------      --------
Net income (loss).................    $44,925      $ 25,668     $  8,605     $(48,127)     $ 31,071
                                      =======      ========     ========     ========      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                     For the year ended April 30, 2000
Statement of Cash Flows
Net cash provided by (used in)
  operating activities.............   $(307,048)   $ 267,908     $ 13,825     $ 155,798     $ 130,483
Net cash provided by (used in)
  investing activities.............     (63,577)     (21,108)     (17,475)     (155,798)     (257,958)
Net cash provided by (used in)
  financing activities.............     407,411     (196,327)        (754)           --       210,330
                                      ---------    ---------     --------     ---------     ---------
Net increase (decrease) in cash and
  cash equivalents.................      36,786       50,473       (4,404)           --        82,855
Cash and cash equivalents at
  beginning of the year............      35,826       38,374       10,917            --        85,117
                                      ---------    ---------     --------     ---------     ---------
Cash and cash equivalents at end of
  the year.........................   $  72,612    $  88,847     $  6,513     $      --     $ 167,972
                                      =========    =========     ========     =========     =========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor    Guarantor    Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                           As of April 25, 1999
Balance Sheet
Current assets.....................   $ 36,599      $ 60,679     $11,738      $      --     $109,016
Intercompany receivables...........    220,578       159,361          --       (379,939)          --
Investments in subsidiaries........    233,541            --          --       (231,690)       1,851
Property and equipment, net........      6,605       324,194      80,377             --      411,176
Other assets.......................     44,377       103,916       6,148             --      154,441
                                      --------      --------     -------      ---------     --------
Total assets.......................   $541,700      $648,150     $98,263      $(611,629)    $676,484
                                      ========      ========     =======      =========     ========

Current liabilities................   $ 13,395      $ 56,074     $ 9,419      $     (64)    $ 78,824
Intercompany payable...............     24,593       349,994       5,289       (379,876)          --
Long-term debt, less current
  maturities.......................    441,757         9,348      75,768             --      526,873
Deferred income taxes..............         --         4,689          --             --        4,689
Minority interest..................         --            --          --          4,143        4,143
Stockholders' equity...............     61,955       228,045       7,787       (235,832)      61,955
                                      --------      --------     -------      ---------     --------
Total liabilities and stockholders'
  equity...........................   $541,700      $648,150     $98,263      $(611,629)    $676,484
                                      ========      ========     =======      =========     ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                   Isle of Capri     (a)          (b)
                                   Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                     Guarantor      Owned      Owned Non-       and      Isle of Capri
                                      (Parent     Guarantor     Guarantor   Eliminating  Casinos, Inc.
                                     Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                   ------------- ------------ ------------ ------------- -------------
                                                    For the year ended April 25, 1999
Statement of Operations
Revenues:
Casino............................   $     --      $403,700     $20,679      $     --      $424,379
Rooms, food, beverage and other...        429       103,207       2,422          (359)      105,699
                                     --------      --------     -------      --------      --------
Gross revenues....................        429       506,907      23,101          (359)      530,078
Less: promotional allowances......         --        70,984       2,212            --        73,196
                                     --------      --------     -------      --------      --------
Net revenues......................        429       435,923      20,889          (359)      456,882

Operating expenses:
Casino............................         --        74,793       2,886            --        77,679
Gaming taxes......................         --        82,925       3,930            --        86,855
Rooms, food, beverage and other...      4,390       170,227      13,067          (359)      187,325
Depreciation and amortization.....      3,439        31,853         985            --        36,277
                                     --------      --------     -------      --------      --------
Total operating expenses..........      7,829       359,798      20,868          (359)      388,136
                                     --------      --------     -------      --------      --------

Operating income (loss)...........     (7,400)       76,125          21            --        68,746
Interest expense, net.............     (5,671)      (34,853)     (5,207)           --       (45,731)
Minority interest.................         --            --          --         2,209         2,209
Equity in income (loss) of
  unconsolidated joint venture....     36,955            --          --       (38,295)       (1,340)
                                     --------      --------     -------      --------      --------
Income (loss) before income taxes
  and extraordinary item..........     23,884        41,272      (5,186)      (36,086)       23,884
Income tax provision (benefit)....     11,775         2,374          --        (2,374)       11,775
                                     --------      --------     -------      --------      --------
Income (loss) before extraordinary
  item............................     12,109        38,898      (5,186)      (33,712)       12,109
Extraordinary loss on
  extinguishment of debt (net of
  applicable income tax benefit)..    (36,285)           --          --            --       (36,285)
                                     --------      --------     -------      --------      --------
Net income (loss).................   $(24,176)     $ 38,898     $(5,186)     $(33,712)     $(24,176)
                                     ========      ========     =======      ========      ========

                          ISLE OF CAPRI CASINOS, INC.

      CONSOLIDATING CONDENSED GUARANTOR, NONGUARANTOR AND PARENT COMPANY
                             FINANCIAL INFORMATION
  AS OF AND FOR THE YEARS ENDED APRIL 29, 2001, APRIL 30, 2000 AND APRIL 25,
                               1999--(Continued)
                                (In thousands)

                                    Isle of Capri     (a)          (b)
                                    Casinos, Inc.    Wholly     Non-Wholly  Consolidating
                                      Guarantor      Owned      Owned Non-       and      Isle of Capri
                                       (Parent     Guarantor     Guarantor   Eliminating  Casinos, Inc.
                                      Obligor)    Subsidiaries Subsidiaries    Entries    Consolidated
                                    ------------- ------------ ------------ ------------- -------------
                                                     For the year ended April 25, 1999
Statement of Cash Flows
Net cash provided by (used in)
  operating activities.............   $(33,503)     $ 94,689     $ 2,757       $ 1,275      $ 65,218
Net cash provided by (used in)
  investing activities.............     (7,465)      (49,368)      6,092        (1,275)      (52,016)
Net cash provided by (used in)
  financing activities.............     56,773       (38,840)      1,522            --        19,455
                                      --------      --------     -------       -------      --------
Net increase (decrease) in cash and
  cash equivalents.................     15,805         6,481      10,371            --        32,657
Cash and cash equivalents at
  beginning of the year............     20,021        31,892         547            --        52,460
                                      --------      --------     -------       -------      --------
Cash and cash equivalents at end of
  the year.........................   $ 35,826      $ 38,373     $10,918       $    --      $ 85,117
                                      ========      ========     =======       =======      ========

--------
(a)Certain of the Company's wholly owned subsidiaries were guarantors on the 8 3/4% Senior Subordinated Notes, including the following: Isle-Biloxi, Isle-Vicksburg, Isle-Tunica, Isle-Bossier City, Isle-Lake Charles and PPI, Inc. Isle-Natchez, Isle-Lula, Isle-Bettendorf, and Isle-Marquette became guarantors as of March 2, 2000, the date of the acquisition. Isle-Boonville, Isle-Kansas City, Lady Luck Las Vegas and Isle-Davenport became guarantors as of their respective dates of acquisition (see note 7).
(b)The following non-wholly owned subsidiaries were not guarantors on the 8 3/4% Senior Subordinated Notes: Isle of Capri Black Hawk L.L.C. and Isle of Capri Black Hawk Capital Corp.

                          ISLE OF CAPRI CASINOS, INC.

24.  Selected Quarterly Financial Information (Unaudited)

                                       Fiscal Quarters Ended (In Thousands)
                                    ------------------------------------------
                                    July 30, October 29, January 28, April 29,
                                      2000      2000        2001       2001
                                    -------- ----------- ----------- ---------
Net revenue........................ $235,667  $233,794    $237,509   $275,831
Operating income...................   42,423    41,736      20,752     40,820
Net income (loss)..................   10,569     9,636      (2,958)     7,897
Net income (loss) per common share:
   Basic...........................     0.35      0.32       (0.10)      0.27
   Diluted.........................     0.33      0.30       (0.10)      0.26

                                        Fiscal Quarters Ended (In Thousands)
                                     -----------------------------------------
                                     July 25, October 24, January 23, April 30,
                                       1999      1999        2000       2000
                                     -------- ----------- ----------- ---------
Net revenue......................... $135,192  $146,341    $144,538   $220,633
Operating income....................   20,989    23,770      23,084     45,653
Net income before extraordinary item    6,528     6,632       4,881     14,014
Extraordinary item, net.............       --        --          --       (984)
Net income..........................    6,528     6,632       4,881     13,030
Net income per share:
   before extraordinary item:
   Basic............................     0.28      0.28        0.20       0.47
   Diluted..........................     0.26      0.26        0.19       0.44
Net income per common share:
   Basic............................     0.28      0.28        0.20       0.44
   Diluted..........................     0.26      0.26        0.19       0.41

      Quarterly data may not necessarily sum to the full year data reported in the Company's consolidated financial statements.

      The first quarter of fiscal 2000 includes the following non-recurring items: a gain of $3.1 million related to the sale of an option to purchase land adjacent to the Pompano Park, Inc. facility and preopening expenses of $3.4 million related to expenses incurred with the opening of the Isle-Tunica.

      The fourth quarter of fiscal 2000 includes an extraordinary item after-tax charge of $1.0 million associated with the extinguishment of debt, primarily related to debt associated with acquisition of Lady Luck on March 2, 2000.

      The third quarter of fiscal 2001 includes other charges of $4.3 million related to $2.9 million loss on investment in joint venture and $1.4 million write off of Crowne Plaza license at Isle-Biloxi.

      The fourth quarter of fiscal 2001 includes other charges of $4.9 million related to $3.0 million write off of abandoned expansion project assets at Isle-Biloxi, $.9 million relating to the write off of the theater production contracts at Isle-Tunica and $1.0 write down of marine assets.

================================================================================

                               5,350,000 Shares


                       [LOGO] ISLE OF CAPRI CASINOS, INC.

                                 Common Stock


                                ---------------

                                  PROSPECTUS

                                ---------------

                              Merrill Lynch & Co.

                              CIBC World Markets

                           Deutsche Bank Securities

                        Dresdner Kleinwort Wasserstein

                       Hibernia Southcoast Capital, Inc.

                             Jefferies & Co. Inc.

                           McDonald Investments Inc.

                                         , 2002

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be borne by us in connection with the offering being registered hereby:

Securities and Exchange Commission filing fee $11,689
NASD filing fee..............................  13,205
Printing expenses*...........................
Legal fees and expenses*.....................
Accounting fees and expenses*................
Miscellaneous*............................... $
                                              -------
   Total..................................... $
                                              =======

--------
* Estimated

Item 15.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes the indemnification of our directors and officers; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors and officers against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

      In accordance with Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the registrant or its stockholders, (2) acts or omissions not in good faith or that involve international misconduct or knowing violations of law, (3) unlawful payment of dividends as prohibited by Section 174 of the Delaware General Corporation Law or (4) transactions from which a director derives an improper personal benefit.

Item 16.  Exhibits and Financial Statement Schedules

      See Exhibit Index included herewith which is incorporated herein by reference.

Item 17.  Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

                   (1) For purposes of determining any liability under the
             Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                   (2) For the purpose of determining any liability under the
             Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Isle of Capri Casinos, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, this 24th day of May, 2002.

                                       ISLE OF CAPRI CASINOS, INC.

                                       By:        /S/  BERNARD GOLDSTEIN
                                           -------------------------------------
                                           Name:  Bernard Goldstein
                                           Title: Chairman, Chief Executive
                                                  Officer and Director

                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Allan B. Solomon and Rexford A. Yeisley, and each of them, the true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Form S-3 Registration Statement and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1993, and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

       Signature                       Title                     Date
       ---------                       -----                     ----

 /S/  BERNARD GOLDSTEIN  Chairman, Chief Executive Officer   May 24, 2002
------------------------   and Director
   Bernard Goldstein

 /S/  JOHN M. GALLAWAY   President, Chief Operating Officer  May 24, 2002
------------------------   and Director
    John M. Gallaway

 /S/  ALLAN B. SOLOMON   Executive Vice President,           May 24, 2002
------------------------   Secretary, General Counsel and
    Allan B. Solomon       Director

/S/  ROBERT S. GOLDSTEIN Director                            May 24, 2002
------------------------
  Robert S. Goldstein

  /S/  ALAN J. GLAZER    Director                            May 24, 2002
------------------------
     Alan J. Glazer

  /S/  EMANUEL CRYSTAL   Director                            May 24, 2002
------------------------
    Emanuel Crystal

        Signature                       Title                     Date
        ---------                       -----                     ----

 /S/  W. RANDOLPH BAKER   Director                            May 24, 2002
-------------------------
    W. Randolph Baker

/S/  JEFFREY D. GOLDSTEIN Director                            May 24, 2002
-------------------------
  Jeffrey D. Goldstein

                                 EXHIBIT INDEX

Exhibit
Number                                      Description
------                                      -----------

  1.1   Form of Underwriting Agreement*

  5.1   Opinion of Mayer, Brown, Rowe & Maw*

 23.1   Consent of Ernst & Young LLP

 23.2   Consent of Mayer, Brown, Rowe & Maw (included in Exhibit 5.1)*

 24.1   Powers of attorney (contained on the signature page to this registration statement)

--------
*  To be filed by amendment to this registration statement.